SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          AMENDMENT NO 8 TO FORM N-8B-2
                                FILE NO. 811-4298


                             DATED February 28, 2001

REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS WHICH ARE CURRENTLY ISSUING SECURITIES

Pursuant to Section 8(b) of the Investment Company Act of 1940

IDS Life Variable Life Separate Account

Issuer of Periodic Payment Plan Certificates

C/O IDS Life Insurance Company
70100 AXP Financial Center
Minneapolis, Minnesota  55474


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                                       I.

                      ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and Internal Revenue Service Employer Identification Number.

         IDS Life Variable Life Separate Account (Hereinafter called "the Variable Account").

         The Variable Account does not have an IRS Employer Identification
         Number.

     (b) Furnish title of each class or series of securities issued by the trust.

         Policy 1 - Single Premium Variable Life Insurance Policy

         Policy 2 - Flexible Premium Variable Universal Life Insurance Policy

         Policy 3 - Flexible Premium Survivorship Life Insurance Policy

         Policy 4 - Flexible Premium Variable Universal Life Insurance Policy
                    (VUL-3)

         Policy 5 - Flexible Premium Survivorship Life Insurance Policy
                    (Succession Select)

2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

     IDS  Life  Insurance   Company  ("IDS  Life)  70100  AXP  Financial  Center
     Minneapolis, MN 55474 IRS Employer #41 082 3832

3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

     Not applicable.

4.   Furnish name and principal  business  address and zip code and the Internal
     Revenue   Service   Employer   Identification   Number  of  each  principal
     underwriter currently distributing securities of the trust.

     As of the date of the original registration statement, no policies were being distributed. IDS Life is the exclusive distributor of the policies currently being distributed and may be deemed to be the principal underwriter thereof.

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

     Minnesota

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6.   (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

     The Variable Account was established as a separate account of IDS Life pursuant to a resolution of the Board of Directors of IDS Life adopted on October 16, 1985.

     The Variable Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to receive them.

     (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

     There is no separate Custodian Agreement. The assets of the Variable Account will be held by IDS Life as a separate account for the exclusive benefit of Owners having an interest therein.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

     The name of the Variable Account has never been changed. However, the Variable Account is a Successor Issuer to IDS Life Accounts P, Q, R, S, and T which previously filed this Registration Statement with the Commission on May 10, 1985.

8.   State the date on which the fiscal year of the trust ends.

     The fiscal year of the Variable Account ends December 31.

Material Litigation

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceedings and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

     A number of lawsuits have been filed against life and health insurers in jurisdictions in which IDS Life and AEFC do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. IDS Life and AEFC, like other life and health insurers, from time to time are involved in such litigation. On December 13, 1996, an action entitled Lesa Benacquisto and Daniel Benacquisto vs. IDS Life Insurance Company and American Express Financial Corporation was commenced in Minnesota state court. The action is brought by individuals who replaced an existing IDS Life insurance policy with a new IDS Life policy. The plaintiffs purport to represent a class consisting of all persons who replaced existing IDS Life policies with new policies from and after January 1, 1985. The complaint puts at issue various alleged sales practices and misrepresentations, alleged breaches of fiduciary duties and alleged violations of consumer fraud statutes. Plaintiffs seek damages in an unspecified amount and also seek to establish a claims resolution facility for the determination of individual issues. IDS Life and AEFC filed an answer to the Complaint on February 18, 1997, denying the allegations. A second action, entitled Arnold Mork, Isabella Mork, Ronald Melchart and Susan Melchart vs. IDS Life Insurance Company and American Express Financial Corporation was commenced in the same court on March 21,1997. In addition to claims that are included in the Benacquisto lawsuit, the second action includes an allegation of improper replacement of an existing IDS Life annuity contract. A subsequent class action, Richard Thoresen and Elizabeth Thoresen vs. AEFC, American Partners Life Insurance Company, American Enterprise Life Insurance Company, American Centurion Life Assurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York, was filed in the same court on October 13, 1998 alleging that the sale of annuities in tax-deferred contributory retirement investment plans (e.g. IRA's) was done through deceptive marketing practices, which IDS Life denies. Plaintiffs in each of the above actions seek damages in an unspecified amount and also seek to establish a claims resolution facility for the determination of individual issues.

     IDS Life is included as a party to a preliminary settlement of all three class action lawsuits. We believe this approach will put these cases behind us and provide a fair outcome for our clients. Our decision to settle does not include and admission of wrongdoing. We do not anticipate that this proposed settlement or any other lawsuits in which IDS Life is a defendant, will have a material adverse effect on our financial condition.

                                       II.

          GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

General Information Concerning the Securities of the Trust and the of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

     (a) Whether the securities are of the registered or bearer type.

     The Policies are of the registered type insofar as each Policy is personal to the Owner, the records concerning the Owner are maintained by IDS Life, and ownership cannot be transferred except upon notice to IDS Life.

     (b) Whether the securities are of the cumulative or distributive type.

     The Policies are of the cumulative type, providing for no distribution of income, dividends or capital gain, except in connection with surrender or payment of proceeds upon the death of the Insured.

     The Policy is non-participating.

     (c) The rights of security holders with respect to withdrawal or redemption.

     Policy 1
     The Owner may obtain a refund of the entire amount of any premiums paid under the Policy without limitation as to amount or payment of any fee or penalty, provided that the Owner returns the Policy, with a written request for cancellation, to the Company or its representative by the latest of:

         a)  the 10th day after receipt of the Policy by the Owner; or

         b) within 10 days after IDS Life mails or personally delivers a written notice of withdrawal right; or

         c)  the 45th day after the application is signed.

     In such event, the Company will refund the premium that was paid within seven days after receipt of the policy.

     The Owner may surrender the Contract subject to the following rules. A request for surrender must be made in writing by the Owner to IDS Life at its Home Office. IDS Life may require that the Policy be returned to it. IDS Life will compute the Surrender Value as of the end of the Valuation Period during which the surrender request is received at Its Home Office.

     The Surrender Value of the Variable Account will be paid within seven days after the Owner's written request is received by IDS Life at its Home Office, however, IDS Life reserves the right to defer any payment of Surrender Value of the Variable Account (1) which derives from a Premium Payment made by a check which has not cleared the banking system (good payment has been collected), or (2) if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closing), (b) trading on the Exchange is restricted; (c) an emergency exists such that it is not reasonably practical to dispose of securities held in the Accounts or to determine the value of the Accounts' net assets; or (d) the Securities and Exchange Commission by order so permits for the protection of security holders. Conditions described in (b) and (c) will be decided by or in accordance with rules of the Securities and Exchange Commission.

     No sales charge is deducted from the premium payments. However, IDS Life will use a Surrender Charge to help it recover certain expenses relating to the sale of the Policy, including commissions paid to sales personnel, other promotional and selling expenses, and underwriting and issue expenses. The Surrender Charges are shown on the Policy Data page of the Policy. They apply for the first 8 years after the Policy is issued.

     At the time of issue, a schedule of Surrender Charges varying by policy duration is assigned to the Policy. These Surrender Charges are a percentage of the Policy Value at the time of Surrender. The charge will never exceed 9% of the single premium paid by the Owner.

     Policy 2
     The Policy may be returned for a full refund of the premiums paid, for any reason, if it is returned by the Owner to IDS Life or its representative, with a written request for cancellation, by the latest of:

         a)  the 10th day after it is received by the Owner; or
         b) the 10th day after IDS Life mails or personally delivers a written notice of withdrawal right; or
         c)  the 45th day after the application is signed.

     Immediately on such mailing or delivery, the Policy will be considered void from the start.

     The Policy may be totally surrendered for its Cash Surrender Value. This is the Policy Value less indebtedness and less any applicable Surrender Charges.

     The Owner may surrender the policy in whole or in part subject to the following rules. A request for surrender may be made in writing by the owner to IDS Life at its home office. The Owner also may request a partial surrender by calling IDS Life. Partial surrenders by telephone are limited to $50,000. IDS Life has the authority to honor any telephone surrender request believed to be authentic. IDS Life is not responsible for determining the authenticity of such calls. A surrender request received before 3 p.m. Central time (which is 4 p.m. New York time) will be processed the same day. If the call or written request is received after 3 p.m., the request will be processed the following business day. IDS Life may require that the Policy be returned to it. IDS Life will compute the cash surrender value of the Variable Account as of the end of the valuation period during which the surrender request is received at its home office.

     The cash surrender value will be paid within seven days after the Owner's written request is received by IDS Life at its home office, however IDS Life reserves the right to defer any payment of cash surrender value (1) which derives from a premium payment made by a check which has not cleared the banking system (good payment has been collected), or (2) if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) trading on the Exchange is restricted; (c) an emergency exists such that it is not reasonably practical to dispose of securities held in the Variable Account or to determine the value of the Variable Account's net assets; or (d) the SEC by order so permits for the protection of security holders. Conditions described in (b) and (c) will be decided by or in accordance with rules of the SEC. Any excess of the cash surrender value plus policy loans over the premium paid, would, upon surrender, generally be taxable to the Owner. Any surrenders of the Policy Value from the Fixed Account may be postponed for up to 6 months. If IDS Life postpones payment more than 30 days, interest at an annual rate of 3 percent will be paid on the amount surrendered for the period of postponement.

     During the first 10 policy years and during the first 10 years following any requested increase in Specified Amount, IDS Life will make a Surrender Charge if the Owner surrenders the Policy or the Policy lapses. The
     Surrender Charge has two parts - the Contingent Deferred Issue and Administrative Expense Charge.

     The maximum Contingent Deferred Sales Charge and the maximum Contingent Deferred Issue and Administrative Expense Charge for the Initial Specified Amount or any requested increase in Specified Amount will be determined on the Policy Date or on the effective date of any such requested increase, as the case may be. In general, these maximum charges remain level for the first five years in the relevant 10-year period, and then reduce in equal monthly increments until they become zero at the end of 10 years.

     The Surrender Charge on the Initial Specified Amount is the lesser of:

         1. The amount shown in the Surrender Charge Table on the policy data page of the Policy, or

         2. An amount equal to (a) plus (b) plus (c); where (a) is 27.5% of premium payments up to a maximum amount shown in -the policy, (b) is 6.5% of all other premium payments, and (c) is $4.00 in policy years 1-5, times the number of thousands of dollars of initial specified amount. After year 5, amount (c) decreases monthly, and will be zero at the end of year 10.

     After 5 years, the maximum surrender charge decreases on a monthly basis at a rate of 20% per year. For an increase in specified amount, the new surrender charge for the increase is the lesser of:

         1. The amount shown in the table on the policy data page of a policy that applies to the increased specified amount, or

         2. An amount equal to (a) plus (b); where (a) is 6.5% of all premium payments attributable to the increase and (b) is, in the first five years following the increase, $4.00 times the number of thousands of dollars of the increase in the specified amount. After the fifth year following the increase amount (b) decreases monthly and will be zero at the end of the tenth year following the increase.

     A charge of $25.00 (or 2 percent of the amount surrendered, if less) will be imposed for each partial surrender.

     For an Owner and or beneficiary to receive the favorable tax treatment accorded by Section 72, 101 and 7702 of the Internal Revenue Code, the policy must initially qualify and continue to qualify as life insurance under applicable tax law. To make sure that the policy continues to qualify. IDS Life has reserved in the policy the rights:

         to decline to accept premium payments,

         to decline to change death benefit options,

         to decline to permit partial surrenders, and

         to decline to decrease the Specified Amount,

     that would cause the policy to fail to qualify as life insurance under applicable tax law. IDS Life may also make changes in the policy or its riders or make payments from the policy to the extent it deems necessary to continue to qualify the policy as life insurance.

     Policy 3
     The Policy may be returned for any reason, and the owner will receive a full refund of all premiums paid. To do so, the owner must mail or deliver the policy to IDS Life or their financial advisor, with a written request for cancellation, by the latest of:

         o the 10th day after they have received it (15th day in Colorado, 20th day in North Dakota);
         o the 10th day after IDS Life mails or personally delivers a written notice of withdrawal right (15th day in Colorado, 20th day in North Dakota); or
         o the 45th day after they sign the application.

     On the date the request is postmarked or received, the policy will immediately be considered void from the start.

     If the owner surrenders the policy or the policy lapses during the first 15 policy years, a surrender charge will be assessed. The surrender charge is a contingent deferred issue and administration expense charge. It reimburses IDS Life for costs if issuing the policy, such as processing the application (primarily underwriting) and setting up computer records. IDS Life does not expect to make a profit on this charge. This charge is $4 per thousand dollars of initial specified amount. It remains level during the first five policy years and then decreases monthly until it is zero at the end of 15 policy years.

     If the owner surrenders part of the value of their policy, they will be charged $25 (or 2% of the amount surrendered, if less). This fee is guaranteed not to increase for the duration of the policy. IDS Life does not expect to make a profit on this fee.

     The owner may surrender the policy in full or in part by written or telephone request. A surrender request received before close of business will be processed the same day. A request received after close of business will be processed the following business day. IDS Life may require the owner return the policy.

     IDS Life will normally process the payment within seven days; however, it reserves the right to defer payment.

     IDS Life reserves the right to defer payments of cash surrender value, policy loans, or variable death benefits in excess of the specified amount if:

         o the payments derive from a premium payment made by a check that has not cleared the banking system (good payment has not been collected);

         o the NYSE is closed (other than customary weekend and holiday closings);

         o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

     Any loans or surrenders from the fixed account may be delayed up to six months from the date we receive the request. If IDS Life postpones the payment of surrender proceeds more than 30 days, it will pay the owner interest on the amount surrendered at an annual rate of 3% for the period of postponement.

     Total surrenders: If the owner surrenders the policy totally, they will receive its cash surrender value -- the policy value minus outstanding indebtedness and applicable surrender charges. IDS Life will compute the value of each subaccount as of the end of the valuation period during which the owner's request is received.

     Partial surrenders: After the first policy year, the owner may surrender any amount from $500 up to 85% of the policy's cash surrender value. (Partial surrenders by telephone are limited to $50,000.) The owner will be charged a partial surrender fee of $25 (or 2% of the amount surrendered if less).

     Allocation of partial surrenders: Unless the owner specifies otherwise, IDS Life will make partial surrenders from the fixed account and subaccounts in proportion to their values at the end of the valuation period during which your request is received. In determining these proportions, IDS Life first subtracts the amount of any outstanding indebtedness from the fixed account value.

     Policy 4
     The policy may be returned for any reason and the owner will receive a full refund of all premiums paid. To do so, the owner must mail or deliver the policy to IDS Life or their financial advisor with a written request for cancellation, by the 10th day after you receive it (15th day in Colorado, 20th day in Idaho and North Dakota).

     On the date the request is postmarked or received, the policy will immediately be considered void from the start.

     If the owner surrenders the policy or the policy lapses during the first 10 policy years and in the 10 years following an increase in specified amount a surrender charge will be assessed. It reimburses IDS Life for costs of issuing the policy, such as processing the application (primarily underwriting) and setting up computer records. Partially compensates IDS advisors' commissions, advertising and printing the prospectus and sales literature.

     The surrender charge for the initial specified amount will be shown in the policy. It is based on the insured's insurance age, sex, risk classification and initial specified amount. The surrender charge for the initial specified amount will remain level during the first five policy years and then decrease monthly until it is zero at the end of 10 policy years. If the specified amount is increased, an additional surrender charge will apply. The additional surrender charge will be shown in a revised policy. It will be based on the insured's attained insurance age, sex, risk classification and the amount of the ncrease. The additional surrender charge will remain level during the first five years following the effective date of the increase and then decrease monthly until it is zero at the end of the 10th year following the increase.

     If the owner surrenders part of the value of the policy, they will be charged $25 (or 2% of the amount surrendered, if less). This fee is guaranteed not to increase for the duration of your policy.

     The owner may surrender the policy in full or in part by written or telephone request. IDS Life will process your surrender request at the end of the valuation period during which your request is received. IDS Life may require that the owner return your policy.

     IDS Life will normally process your payment within seven days; however, it reserves the right to defer payment.

     If the owner surrenders the policy totally, they receive its cash surrender value -- the policy value minus outstanding indebtedness and applicable surrender charges. We will compute the value of each subaccount as of the end of the valuation period during which your request is received.

     After the first policy year, the owner may surrender any amount from $500 up to 90% of the policy's cash surrender value. (Partial surrenders by telephone are limited to $50,000.) The owner will be charged a partial surrender fee, described under "Loads, fees and charges."

     Unless the owner specifies otherwise, IDS Life will make partial surrenders from the fixed account and subaccounts in proportion to their values at the end of the valuation period during which your request is received. In determining these proportions, IDS Life first subtracts the amount of any outstanding indebtedness from the fixed account value.

     Policy 5

     Right to examine policy

     You may return your policy for any reason and receive a full refund of all premiums paid. To do so, you must mail or deliver the policy to IDS Life or your financial advisor, with a written request for cancellation:

         o      by the 10th day after you receive it.

     On the date your request is postmarked or received, the policy will immediately be considered void from the start.

     Policy Surrenders

     You may surrender your policy in full or in part by written or telephone request. (See chart under "Transfers between the fixed account and subaccounts.") We will process your surrender request at the end of the valuation period during which your request is received. We may require that you return your policy.

     We will normally process your payment within seven days; however, we reserve the right to defer payment. (See "Deferral of payments," under "Payment of policy proceeds.")

     Total surrenders
     If you totally surrender your policy, you receive its cash surrender value -- the policy value minus outstanding indebtedness and applicable surrender charges. (See "Loads, fees and charges.") We will compute the value of each subaccount as of the end of the valuation period during which we receive your request.

     Partial surrenders
     After the first policy year, you may surrender any amount from $500 up to 90% of the policy's cash surrender value. (Partial surrenders by telephone are limited to $50,000.) You will be charged a partial surrender fee, described under "Loads, fees and charges."

     Allocation of partial surrenders
     Unless you specify otherwise, IDS Life will make partial surrenders from the fixed account and subaccounts in proportion to their values at the end of the valuation period during which your request is received. In determining these proportions, we first subtract the amount of any outstanding indebtedness from the fixed account value.

(d) The rights of security holders with respect to conversion, transfer, partial redemption and similar matters.

     Policy 1

     The Owner may transfer all or a part of the Policy Value held in one or more of the Subaccounts of the Variable Account to another one or more of the Subaccounts. Currently there are five Subaccounts of the Variable Account. At the present time, IDS Life limits the number of transfers between Subaccounts to five per policy year. Each such transfer will be made, without the imposition of any fee or charge, as of the end of the Valuation Period during which IDS Life receives a valid, complete transfer request. The minimum transfer amount is $250 from a Subaccount or, if less, the entire Policy Value in the Subaccount from which the transfer is being made. The transfer privileges may be suspended or modified by IDS Life at any time, but no such modification will be made without any necessary approval of the SEC. Transfers may be made by the Owner instructing IDS Life in writing of his/her request to transfer the Policy Value to another Subaccount(s).

     Telephone Transfers. The Owner may also request a transfer by calling IDS Life if IDS Life has received authorization to honor such requests by a completed authorization form supplied by IDS Life. This authorization form gives IDS Life the authority to honor any telephone transfer request believed to be authentic. IDS Life is not responsible for determining the authenticity of such calls.

     After the authorization is received by IDS Life, a written statement will be sent to the Owner confirming that the service is available. It will also provide the Owner instructions on how to use the telephone transfer service.

     A transfer request received before 3:00 p.m. Minneapolis time will be processed the same day. If the call is received after 3:00 p.m., the request will be processed the following business day.

     During the first two years after the Policy has been issued, the Owner has the right on one occasion to exchange the Policy for a Single Premium Whole Life Policy which provides for benefits that do not vary with the investment return of the Variable Account.

     The new policy's death benefit will be the same as the initial death benefit of the variable life policy. It will also have the same date of issue. IDS Life will not require evidence of the insured's insurability before an exchange. The new policy will be issued at IDS Life's then standard insurance rates. IDS Life will require that any policy loan plus accrued interest be repaid before the exchange. There will be an adjustment in the Policy Values upon exchange. If investment performance of the Variable Account has been poor, the Owner may need to pay an additional premium. If investment performance has been better than expected, the Owner may receive a refund of some Policy Value. There may be Federal Income Tax Consequences from such a refund. The adjustment therefore will reflect the investment performance of the variable life policy. IDS Life has filed a description of the method it uses to calculate the adjustment with the Securities and Exchange Commission and the appropriate state insurance officials.

     Policy 2

     By written request, or other requests acceptable to IDS Life, the Owner may transfer all or part of the value of a subaccount to one or more of the other subaccounts or to the fixed account. The amount transferred, however, must be at least 1) $250; or 2) the total value in the subaccount, if less. Only five such transfers may be made in a policy year. This limitation does not include automatic reallocations of Trust values. Except as discussed in the following paragraph, each such transfer will be made without the imposition of any fee or charge, as of the end of the valuation period during which IDS Life receives a valid complete transfer request. IDS Life may suspend or modify this transfer privilege at any time with any necessary approval of the Securities and Exchange Commission. The Owner may also transfer from the fixed account to the subaccounts once a year but only on the policy anniversary or within 30 days after such policy anniversary. If the Owner makes this transfer, he or she cannot transfer from the subaccounts back into the fixed account until the next policy anniversary. IDS Life will waive this limitation once during the first two policy years if the Owner exercises the policy's Right to Exchange provision. If IDS Life receives a written request within 30 days before the policy anniversary date, the transfer from the Fixed Account to the subaccounts will be effective on the anniversary date. If IDS Life receives a written request within 30 days after the policy anniversary date, the transfer from the Fixed Account to the subaccounts will be effective on the date IDS Life receives the request. The minimum transfer amount is $250 or the Fixed Account value less indebtedness, if less. The maximum transfer amount is the Fixed Account value, less indebtedness. This transfer privilege may be suspended or modified by IDS Life at any time.

     The Owner also may request a transfer by calling IDS Life. IDS Life has the authority to honor any telephone transfer request believed to be authentic. IDS Life is not responsible for determining the authenticity of such calls.

     A transfer request received before 3 p.m. Central time (which is 4 p.m. New York time) will be processed the same day. If a call or written request is received after 3 p.m. Central time, the request will be processed the following business day.

     In addition to written and phone requests, the owner can arrange to have policy value transferred from one account to another automatically. The requirements are:

     o Minimum automated transfer: $50

     o Frequency: monthly, quarterly, semiannually or annually

     o Only one automated transfer arrangement can be in effect at any time. Policy values may be transferred to one or more subaccounts and the fixed account but can be transferred from only one account.

     o The owner can start or stop this service by written request. The owner must allow seven days for IDS Life to change any instructions that are currently in place.

     o Automated transfers from the fixed account may not exceed an amount that, if continued, would deplete the fixed account within 12 months.

     o If the owner has made a transfer from the fixed account to one or more subaccounts, the owner may not make a transfer from any subaccount back to the fixed account until the next policy anniversary.

     o If the request is submitted with an application for a policy, it will not take effect until the policy is issued.

     o If the value of the account from which policy value is being transferred is less than the $50 minimum, the transfer arrangement will automatically be stopped.

     o Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts.

     After the first policy year, the Owner may also request to surrender up to 85 percent of the Policy's Cash surrender Value. A fee of $25.00 is assessed for each partial surrender. However, the fee will not exceed 2 percent of the amount surrendered. This charge is guaranteed not to increase for the duration of the Policy. The amount of any partial surrender must be at least $500.00. Partial surrenders by telephone are limited to $50,000.

     Unless the Owner specifies a different allocation, IDS Life will make partial surrenders from the Fixed Account and the subaccounts of the Variable Account on a proportionate basis based upon the policy value. These proportions will be determined at the end of the valuation period during which a request is received. For purposes of determining these proportions, any outstanding loan amount is first subtracted from the Fixed account value.

     The Policy Value will be reduced by the amount of any partial surrender and partial surrender fee. The Death Benefit will also be reduced by the amount of the partial surrender and partial surrender fee, or, if the Death Benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.

     If Option 1 is in effect, the Specified Amount will be reduced by the amount of the partial surrender and partial surrender fee. When increases in the Specified Amount have occurred previously, IDS Life will reduce the current Specified Amount by the amount of the partial surrender in the following order:

         (a)  the Specified Amount provided by the most recent increase;

         (b)  the next most recent increases successively; and

         (c)  the Specified Amount when the policy was issued.

     Thus, partial surrenders may affect the way in which the cost of insurance is calculated and the net amount at risk under the Policy.

     IDS Life does not allow a partial surrender if the Specified Amount after a partial surrender would be less than the Minimum Specified Amount.

     If Option 2 is in effect, a partial surrender does not affect the Specified Amount.

     A partial surrender may also cause the termination of the Death Benefit Guarantee because the amount of the partial surrender is deducted from the total premiums paid in calculating whether sufficient premiums have been paid in order to maintain the Death Benefit Guarantee.

     During the first two years after the Policy has been issued, the owner has the right on one occasion to exchange the Policy for a Flexible Premium Adjustable Whole Life Policy which provides for benefits that do not vary with the investment return of the Variable Account. This will be accomplished by transferring all of the Policy Value in the Variable Account to the Fixed Account.

     If at any time during the first two policy years the Owner requests a transfer from the Variable Account to the Fixed Account and indicates that the transfer is in exercise of this conversion right, the transfer will not count against the five-transfers-per-year limit. Also, any restrictions which may exist on transfers into the Fixed Account will be waived for this one time, if the Owner is exercising the conversion right. At the time of such transfer, there is no effect on the Policy's Death Benefit, Specified Amount, net amount at risk, Rate Class(es) or issue age - only the method of funding the policy value under the Policy will be affected.

     If the Owner transfers all of the values in the Variable Account to the Fixed Account and indicates that this transfer is in exercise of this conversion right, IDS Life will automatically credit all future premium payments on the Policy to the Fixed Account unless the Owner requests a different allocation.

     Policy 3

     Effects of partial surrenders:

     o The policy value will be reduced by the amount of the partial surrender and fee.

     o The death benefit will be reduced by the amount of the partial surrender and fee, or, if the death benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.

     o A partial surrender may terminate the Death Benefit Guarantee to age 85 (DBG-85) or the Death Benefit Guarantee to age 100 (DBG-100). The surrender amount is deducted from total premiums paid, which may reduce the total below the level required to keep the DBG-85 or the DBG-100 in effect.

     o If Option 1 is in effect, the specified amount will be reduced by the amount of the partial surrender and fee.

     Because the specified amount is reduced, partial surrenders may affect the cost of insurance. IDS Life will not allow a partial surrender if it would reduce the specified amount below the required minimum.

     o If Option 2 is in effect, a partial surrender does not affect the specified amount.

     Transfers between the fixed account and subaccounts

     The owner may transfer policy values from one subaccount to another or between subaccounts and the fixed account. For most transfers, if IDS Life receives the request before the close of business, it will process it that day. Requests received after the close of business will be processed the next business day. There is no charge for transfers. Before transferring policy value, the owner should consider the risks involved in switching investments.

     IDS Life may suspend or modify the transfer privilege at any time. Transfers involving the fixed account are subject to the restrictions below.

     Fixed account transfer policies

     o Transfers from the fixed account must be made during a 30-day period starting on a policy anniversary, except for automated transfers, which can be set up for monthly, quarterly or semiannual transfer periods.

     o If IDS Life receives the request to transfer funds from the fixed account within 30 days before the policy anniversary, the transfer will become effective on the anniversary.

     o If IDS Life receives the request on or within 30 days after the policy anniversary, the transfer will be effective on the day we receive it.

     o IDS Life will not accept requests for transfers from the fixed account at any other time.

     If the owner has made a transfer from the fixed account to one or more subaccounts, they may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. IDS Life will waive this limitation once during the first two policy years if the owner exercises the policy's right to exchange provision.

     Minimum transfer amounts

     From a subaccount to another subaccount or the fixed account: For mail and phone transfers, $250 or the entire subaccount balance, whichever is less. For automated transfers, $50.

     From the fixed  account to a  subaccount:  $250 or the entire fixed account
     balance  minus  any  outstanding  indebtedness,   whichever  is  less.  For
     automated transfers, $50.

     Maximum transfer amounts

     From a subaccount to another subaccount or the fixed account:  None.

     From the fixed account to a subaccount: Entire fixed account balance minus any outstanding indebtedness.

     Maximum number of transfers per year

     IDS Life reserves the right to limit mail and telephone transfers to five per policy year. Twelve automated transfers per policy year are allowed.

     Two ways to request a transfer, loan or surrender

     The owner should provide their name, policy number, Social Security Number or Taxpayer Identification Number then they request a transfer, loan or partial surrender.

         1  By letter

         Regular mail:

         IDS Life Insurance Company
         P.O. Box 499
         Minneapolis, MN  55440-0499

         Express mail:

         IDS Life Insurance Company
         733 Marquette Ave.
         Minneapolis, MN  55402

         2  By phone

         Call between 7 a.m. and 6 p.m. Central Time:
         1-800-437-0602 (toll free) or
         (612) 671-4738 (Minneapolis/St. Paul area)

         TTY service for the hearing impaired:
         1-800-285-8846 (toll free)

     o IDS Life answers phone requests promptly, but the owner may experience delays when call volume is unusually high. If the owner is unable to get through, use mail procedure as an alternative.

     o IDS Life will honor any telephone transfer, loan or partial surrender requests believed to be authentic and will use reasonable procedures to confirm that they are. These include asking identifying questions and tape recording calls. As long as the procedures are followed, neither IDS Life nor its affiliates will be liable for any loss resulting from fraudulent requests.

     o Telephone transfers, loans and partial surrenders are automatically available. The owner may request that telephone transfers, loans and partial surrenders not be authorized from their account by writing IDS Life.

     Automated transfers

     In addition to written and phone requests, the owner can arrange to have policy value transferred from one account to another automatically. Their financial advisor can help them set up an automated transfer.

     Automated transfer policies:

         o    Minimum automated transfer:  $50

         o    Frequency:  monthly, quarterly, semiannually or annually

         o Only one automated transfer arrangement can be in effect at any time. Policy values may be transferred to one or more subaccounts and the fixed account but can be transferred from only one account.

         o The owner can start or stop this service by written request. They must allow seven days for us to change any instructions that are currently in place.

         o Automated transfers from the fixed account may not exceed an amount that, if continued, would deplete the fixed account within 12 months.

         o If the owner has made a transfer from the fixed account to one or more subaccounts, they may not make a transfer from the subaccount back to the fixed account until the next policy anniversary.

         o If the owner's request is submitted with an application for a policy, it will not take effect until the policy is issued.

         o If the value of the account from which policy value is being transferred is less than the $50 minimum, the transfer arrangement will automatically be stopped.

         o Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts.

         Automated dollar-cost averaging

         The owner can use automated transfers to take advantage of dollar-cost averaging -- investing a fixed amount at regular intervals. For example, the owner might have a set amount transferred monthly from a relatively conservative subaccount to a more aggressive one, or to several others.

         This systematic approach can help the owner benefit from fluctuations in accumulation unit value, caused by fluctuations in the market value(s) of the underlying fund portfolio. Since the owner invests the same amount each period, they automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower the average cost per unit.

         Dollar-cost averaging does not guarantee that any subaccount will gain in value, nor will it protect against a decline in value if market prices fall. However, if the owner can continue to invest regularly throughout changing market conditions, it can be an effective strategy to help meet long-term goals.

         Exchange right

         For two years after the policy is issued, the owner can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all the owner needs to do is transfer all of the policy value in the subaccounts to the fixed account. IDS Life will automatically credit all future premium payments to the fixed account unless the owner requests a different allocation.

         Such transfer will not count against the five-transfers-per-year limit. Also, any restrictions on transfers into the fixed account will be waived.

         There will be no effect on the policy's death benefit, specified amount, net amount at risk, risk classification(s) or issue age. Only the method of funding the policy value will be affected.

     Policy 4

     Effect of partial surrenders:

         o The policy value will be reduced by the amount of the partial surrender and fee.

         o The death benefit will be reduced by the amount of the partial surrender and fee, or, if the death benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.

         o A partial surrender may terminate the no lapse guarantee. The surrender amount is deducted from total premiums paid, which may reduce the total below the level required to keep the no lapse guarantee in effect.

         o If Option 1 is in effect, the specified amount will be reduced by the amount of the partial surrender and fee. IDS Life will deduct this decrease from the current specified amount in this order:

                  1. First from the specified amount provided by the most recent increase;
                  2. Next  from  the  next  most recent increases successively;
                  3. Then from the initial  specified amount when the policy was issued.

         Because they reduce the specified amount, partial surrenders may affect the cost of insurance. IDS Life will not allow a partial surrender if it would reduce the specified amount below the required minimum.

         o If Option 2 is in effect, a partial surrender does not affect the specified amount.

     Transfers between the fixed account and subaccounts

         The owner may transfer policy values from one subaccount to another or between subaccounts and the fixed account. For most transfers, IDS Life will process the transfer request at the end of the valuation period during which your request is received. There is no charge for transfers. Before transferring policy value, the owner should consider the risks involved in switching investments.

         IDS Life may suspend or modify the transfer privilege at any time with the necessary approval of the Securities and Exchange Commission. Transfers involving the fixed account are subject to the restrictions below.

         Fixed account transfer policies

         o Transfers from the fixed account must be made during a 30-day period starting on a policy anniversary, except for automated transfers, which can be set up at any time for transfer periods the owner chooses subject to certain minimums.

         o If IDS Life receives the request to transfer funds from the fixed account within 30 days before the policy anniversary, the transfer will become effective on the anniversary.

         o If IDS Life receives the request on or within 30 days after the policy anniversary, the transfer will be effective on the day IDS Life receives it.

         o IDS Life will not accept requests for transfers from the fixed account at any other time.

         o If the owner have made a transfer from the fixed account to one or more subaccounts, they may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. IDS Life will waive this limitation once during the first two policy years if the owner exercises the policy's right to exchange provision.

     Minimum transfer amounts

     From a subaccount to another subaccount or the fixed account:

     For mail and phone transfers, $250 or the entire subaccount balance, whichever is less. For automated transfers, $50.

     From the fixed  account to a  subaccount:  $250 or the entire fixed account
     balance  minus  any  outstanding  indebtedness,   whichever  is  less.  For
     automated transfers, $50.

     Maximum transfer amounts

     From a subaccount to another subaccount or the fixed account: None.

     From the fixed account to a subaccount: Entire fixed account balance minus any outstanding indebtedness.

     Maximum number of transfers per year

     IDS Life reserves the right to limit mail and telephone transfers to five per policy year. Twelve automated transfers per policy are allowed.

     Two ways to request a transfer, loan or surrender

     The owner must provide their name, policy number, Social Security Number or Taxpayer Identification Number when they request a transfer.

     1  By letter

     Regular mail:

     IDS Life Insurance Company
     P.O. Box 499
     Minneapolis, MN  55440

     Express mail:
     IDS Life Insurance Company
     733 Marquette Ave.
     Minneapolis, MN  55402

     2 By phone

     Call between 7 a.m. and 6 p.m. Central Time:
     1-800-437-0602 (toll free) or
     (612) 671-4738 Minneapolis
     TTY service for the hearing impaired:
     1-800-285-8846 (toll free)

     o IDS Life answers phone requests promptly, but the owner may experience delays when call volume is unusually high. If the owner is unable to get through, use mail procedure as an alternative.

     o IDS Life will honor any telephone transfer or surrender request believed to be authentic and will use reasonable procedures to confirm that they are. These include asking identifying questions and tape recording calls. As long as these procedures are followed, neither IDS Life nor its affiliates will be liable for any loss resulting from fraudulent requests.

     o Telephone transfers are automatically available. The owner may request that telephone transfers not be authorized from their account by writing IDS Life.

     Automated transfers

     In addition to written and phone requests, the owner can arrange to have policy value transferred from one account to another automatically. Their financial advisor can help them set up an automated transfer.

     Automated transfer policies:

     o  Minimum automated transfer: $50

     o Only one automated transfer arrangement can be in effect at any time. Policy values may be transferred to one or more subaccounts and the fixed account but can be transferred from only one account.

     o The owner can start or stop this service by written request. They must allow seven days for IDS Life to change any instructions that are currently in place.

     o Automated transfers from the fixed account may not exceed an amount that, if continued, would deplete the fixed account within 12 months.

     o If the owner has made a transfer from the fixed account to one or more subaccounts, they may not make a transfer from any subaccount back to the fixed account until the next policy anniversary.

     o If the request is submitted with an application for a policy, it will not take effect until the policy is issued.

     o  If the value of the account from which policy value is being transferred
        is  less  than  the  $50   minimum,   the  transfer   arrangement   will
        automatically be stopped.

     o Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts.

     Exchange right

     For two years after the policy is issued, the owner can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all the owner needs to do is transfer all of the policy value in the subaccounts to the fixed account. IDS Life will automatically credit all future premium payments to the fixed account unless the owner requests a different allocation.

     Such transfer will not count against the five-transfers-per-year limit. Also, any restrictions on transfers into the fixed account will be waived.

     There will be no effect on the policy's death benefit, specified amount, net amount at risk, risk classification(s) or issue age. Only the method of funding the policy value will be affected.

     Policy 5

     Effects of partial surrenders

         o A partial surrender will reduce the policy value by the amount of the partial surrender and fee.

         o A partial surrender will reduce the death benefit by the amount of the partial surrender and fee, or, if the death benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.

         o A partial surrender may terminate the DBG-85, the DBG-100 or the minimum initial premium period. We deduct the surrender amount from total premiums you paid, which may reduce the total below the level required to keep the DBG-85, the DBG-100 or the minimum initial premium period in effect.

         o If Option 1 is in effect, a partial surrender will reduce the specified amount by the amount of the partial surrender and fee.

     Because they reduce the specified amount, partial surrenders may affect the cost of insurance. IDS Life will not allow a partial surrender if it would reduce the specified amount below the required minimum. (See "Decreases" under "Proceeds payable upon death.")

         o If Option 2 is in effect, a partial surrender does not affect the specified amount.

     Exchange right

     For two years after the policy is issued, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need to do is transfer all of the policy value in the subaccounts to the fixed account. We will automatically credit all future premium payments to the fixed account unless you request a different allocation.

     A   transfer   for   this    purpose    will   not   count    against   the
     five-transfers-per-year limit. Also, we will waive any restrictions on transfers into the fixed account for this type of transfer.

     There is no effect on the policy's death benefit, specified amount, net amount at risk, risk classification(s) or issue age. Only the method of funding the policy value will be affected.


    (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

     Policy 1

     The Policy may lapse only if there is outstanding Indebtedness on the Policy. The Policy will lapse if the total Indebtedness exceeds the Policy Value less Surrender Charges, of if the Surrender Value is insufficient to cover the monthly deduction. If there is no outstanding Indebtedness, the Policy cannot lapse, even if the Policy Value equals $0. If the Policy lapses, a grace period of 31 days shall be allowed for the policyholder to repay the lesser of the amount of the loan, the amount which leaves a sufficient Surrender Value to cover the monthly deduction, or the amount that the Indebtedness exceeds the Policy Value less Surrender Charges. Notice of the necessity to pay such amount will be mailed to the Owner's last known address. If repayment is not made prior to the expiration of the grace period, the policy will lapse without value. If the Insured dies during the grace period, any Indebtedness or overdue monthly deduction will be deducted from the death benefit to determine the proceeds payable.

     Policy 2

     If, on a monthly date, the Cash Surrender Value is less than the monthly deduction for the next month, a grace period of 61 days will begin. IDS Life will mail, to the Owner's last known address, a notice as to the premium needed, so that the estimated Cash Surrender Value will be sufficient to cover the next three monthly deductions. If IDS Life receives payment of this amount before the end of the grace period, the amount will be used to cover all monthly deductions, and any other charges, then due. Any balance will be added to the policy value and allocated in the same manner as other premium payments. If the premium is not paid within the grace period and if the policy is not being continued under the Death Benefit Guarantee provision described below, all coverage under the policy will terminate without value at the end of the 61-day grace period.

     If a claim by death during the grace period becomes payable under the policy, any overdue monthly deductions will be deducted from the proceeds.

     Until the insured's attained age 70, or five years from the policy date, whichever is later, the policy will not terminate even if the cash surrender value is insufficient to cover the monthly deduction on a monthly date if (a) equals or exceeds

     (b) where:

         (a) is the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness; and

         (b) is the minimum monthly premium, as shown under Policy Date in the Policy, times the number of months since the Policy Date, including the current month.

     Minimum monthly premiums may be paid on other than a monthly basis as long as the sum of premiums paid is at least equal to the total required Minimum Monthly Premiums at all times.

     If on a monthly date, sufficient premiums have not been paid to maintain the Death Benefit Guarantee, an additional period of 61 days will be allowed for the payment of a premium sufficient to pay the required minimum monthly premiums. Notice of such premium will be mailed to the Owner's last known address. If the premium is not paid within this period, the death benefit guarantee provision will no longer be in effect and cannot be reinstated.

     The minimum monthly premium will change if the specified amount is increased or decreased or if riders are added, changed or terminated. The new minimum monthly premium will apply from the date of the change.

     A death benefit guarantee charge is included in the monthly deduction in the first five policy years or until the insured's attained age 70, whichever is later. The charge will not be taken if, as described above, the death benefit guarantee provision is no longer in effect.

     For any month that the monthly deduction is being paid for by a Waiver of Monthly Deduction Rider attached to the policy, the minimum monthly premium for that month will be zero.

     The policy may be reinstated within five years after the end of the grace period, unless it was surrendered for cash. To do this, IDS Life will require all of the following:

         1.        a written request to reinstate the policy;

         2.        evidence of insurability of the insured satisfactory to IDS
                   Life;

         3. payment of a premium that will keep the policy in force for at least 3 months;

         4. payment of the monthly deductions that were not collected during the grace period;

         5.        payment or reinstatement of any indebtedness.

     Surrender charges will also be reinstated.

     The effective date of a reinstated policy will be the monthly date on or next following the day IDS Life approves the application for reinstatement.

     The suicide and incontestability periods will apply from the effective date of reinstatement. IDS Life will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

     Policy 3

     Keeping the policy in force

     This section includes a description of the policy provisions that determine if the policy will remain in force or lapse (terminate). It is important that the owner understands them so the appropriate premium payments are made to ensure that insurance coverage meets their objectives.

     If the owner wishes to have a guarantee that the policy will remain in force until the youngest insured's attained insurance age 100 regardless of investment performance, they should pay at least the DBG-100 premiums.

     If the owner wishes to pay a lower premium and is satisfied to have a guarantee that the policy will remain in force until the youngest insured's attained insurance age 85 (or 15 policy years, if later) regardless of investment performance, they should pay at least the DBG-85 premiums.

     If the owner wishes to pay yet a lower premium and is not concerned with a long-term guarantee that the policy will remain in force regardless of investment performance, they can pay premiums so that the cash surrender value on each monthly date is sufficient to pay the monthly deduction. However, during the minimum initial premium period, they must pay at least the minimum initial premium until the policy value is greater than the surrender charge and the cash surrender value is sufficient to pay the monthly deduction. At that time they may be able to reduce their premiums as long as the cash surrender value continues to be sufficient to pay the monthly deduction.

     Death benefit guarantee to age 85

     The DBG-85 provides that the owner's policy will remain in force until the youngest insured reaches attained insurance age 85 (or 15 policy years, if later) even if the cash surrender value is insufficient to pay the monthly deduction. The DBG-85 will remain in effect, as long as:

       the sum of premiums paid - partial surrenders - outstanding indebtedness equals or exceeds

       the DBG-85 premiums due since the policy date.

     The DBG-85 premium is shown in the policy.

     If, on a monthly date, the owner has not paid enough premiums to keep the DBG-85 in effect, an additional period of 61 days will be allowed for the owner to pay a premium sufficient to bring their total up to the required minimum. If they do not pay this amount within 61 days, the DBG-85 will terminate. Their policy will also lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. Although the policy can be reinstated as explained below, the DBG-85 cannot be reinstated.

     Death benefit guarantee to age 100

     The DBG-100 provides that the owner's policy will remain in force until the youngest insured's attained insurance age 100 even if the cash surrender value is insufficient to pay the monthly deduction. The DBG-100 will remain in effect, as long as:

       the sum of premiums paid - partial surrenders - outstanding indebtedness equals or exceeds the DBG-100 premiums due since the policy date.

     The DBG-100 premium is shown in the policy.

     If, on a monthly date, they have not paid enough premiums to keep the DBG-100 in effect, an additional period of 61 days will be allowed for the owner to pay a premium sufficient to bring their total up to the required minimum. If they do not pay this amount within 61 days, the DBG-100 will terminate. If they have paid sufficient premium, the DBG-85 will be in effect. If the DBG-85 and DBG-100 are not in effect, the policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. Although the policy can be reinstated as explained below, the DBG-100 cannot be reinstated.

     Minimum initial premium period

     To allow the owner the opportunity to increase their policy value gradually so that the cash surrender value is sufficient to pay the monthly deduction, the owner may choose to pay only the minimum initial premium during the minimum initial premium period as long as the policy value minus indebtedness equals or exceeds the monthly deduction. The policy will not enter the grace period during the minimum initial premium period as shown under Policy Date, if:

         1. on a monthly date, the policy value minus indebtedness equals or exceeds the monthly deduction for the policy month following such monthly date; and

         2. the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness equals or exceeds the minimum initial premium, as shown under Policy Date, times the number of months since the Policy Date, including the current month.

     The minimum initial period is 4 years if the youngest insured's insurance age is 20-29 3 years if the youngest insured's insurance age is 30-39 2 years if the youngest insured's insurance age is 40-49 1 year if the youngest insured's insurance age is 50 and over

     Grace period

     If the cash surrender value of the policy becomes less than that needed to pay the monthly deduction and neither of the death benefit guarantees nor the minimum initial premium period is in effect, the owner will have 61 days to pay the required premium amount. If the required premium is not paid, the policy will lapse.

     IDS Life will mail a notice to their last known address, requesting payment of the premium needed so that the next three monthly deductions can be made. If IDS Life receives this premium before the end of the 61-day grace period, IDS Life will use the payment to pay all monthly deductions and any other charges then due. Any balance will be added to the policy value and allocated in the same manner as other premium payments.

     If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. If the last surviving insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit.

     Reinstatement

     The owner's policy may be reinstated within five year after it lapses, unless they surrendered it for cash. To reinstate, IDS Life will require:

         o    a written request;

         o evidence satisfactory to IDS Life that both insureds remain insurable or evidence for the last surviving insured and due proof that the first death occurred before the date of lapse;

         o payment of a premium that will keep the policy in force for at least three months (one month in Virginia);

         o payment of the monthly deductions that were not collected during the grace period; and

         o    payment or reinstatement of any indebtedness.

     The effective date of a reinstated policy will be the monthly date on or next following the day IDS Life accepts the owner's application for reinstatement. The suicide period will apply from the effective date of reinstatement (except in Georgia, Oklahoma, Tennessee, Utah and Virginia). Surrender charges will also be reinstated.

     IDS Life will have two years from the effective date of reinstatement (except in Virginia) to contest the truth of statements or representations in the reinstatement application.

     Policy 4

     Keeping the policy in force

     No lapse guarantee

     The NLG provides that the policy will remain in force until the insured's attained age 70 (or 5 policy years, if later) (always five policy years if the policy is purchased in Massachisetts or Texas) even if the cash surrender value is insufficient to pay the monthly deduction. The NLG will stay in effect as long as:

         o        the sum of premiums paid; minus
         o        partial surrenders; minus
         o        outstanding indebtedness; equals or exceeds
         o        the minimum monthly premiums due since the policy date

     The minimum monthly premium is shown in the policy.

     If, on a monthly date, the owner has not paid enough premiums to keep the no lapse guarantee in effect, the no lapse guarantee will terminate. In addition, the policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction.

     The no lapse guarantee period may be reinstated within 2 years of its termination if the policy is in force.

     Grace period

     If on a monthly date the cash surrender value of the policy is less than the amount needed to pay the next monthly deduction and the NLG is not in effect the owner will have 61 days to pay the required premium amount. If the owner does not pay the required premium, the policy will lapse.

     IDS Life will mail a notice to their last known address, requesting payment of a premium needed so that the next three monthly deductions can be made. If IDS Life receives this premium before the end of the 61-day grace period, it will use the payment to cover all monthly deductions and any other charges then due. IDS Life will add any balance to the policy value and allocated in the same manner as other premium payments.

     If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. If the insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit.

     Reinstatement

     Your policy may be reinstated within five years after it lapses, unless you surrendered it for cash. To reinstate, IDS Life will require:

         o       a written request;

         o evidence satisfactory to IDS Life that the insured remains insurable;

         o       payment of the required reinstatement premium and

         o       payment or reinstatement of any indebtedness.

     The reinstatement premium is the required premium to reinstate the policy.

     The effective date of a reinstated policy will be the monthly date on or next following the day IDS Life accepts your application for reinstatement. The suicide period will apply from the effective date of reinstatement (except in Georgia, Nebraska, Oklahoma, Pennsylvania, South Carolina, Tennessee, Utah and Virginia). Surrender charges will also be reinstated.

     IDS Life will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

     Policy 5

     Keeping the Policy in Force

     This section includes a description of the policy provisions that determine if the policy will remain in force or lapse (terminate). It is important that you understand them so the appropriate premium payments are made to ensure that insurance coverage meets your objectives.

     If you wish to have a guarantee that the policy will remain in force until the youngest insured's attained insurance age 100 regardless of investment performance, you should pay at least the DBG-100 premiums.

     If you wish to pay a lower premium and are satisfied to have a guarantee that the policy will remain in force until the youngest insured's attained insurance age 85 (or 15 policy years, if later) regardless of investment performance, you should pay at least the DBG-85 premiums.

     If you wish to pay yet a lower premium and are not concerned with a long-term guarantee that the policy will remain in force regardless of investment performance, you can pay premiums so that the cash surrender value on each monthly date is sufficient to pay the monthly deduction. However, during the minimum initial premium period, you must pay at least the minimum initial premium until the policy value is greater than the surrender charge and the cash surrender value is sufficient to pay the monthly deduction.

     Death benefit guarantee to age 85

     The DBG-85 provides that your policy will remain in force until the youngest insured reaches attained insurance age 85 (or 15 policy years, if later) even if the cash surrender value is insufficient to pay the monthly deduction. The DBG-85 will remain in effect, as long as:

         o        the sum of premiums paid; minus

         o        partial surrenders minus

         o        outstanding indebtedness; equals or exceeds

         o        the DBG-85 premiums due since the policy date.

     The DBG-85 premium is shown in the policy.

     If, on a monthly date, you have not paid enough premiums to keep the DBG-85 in effect, an additional period of 61 days will be allowed for you to pay a premium sufficient to bring your total up to the required minimum. If you do not pay this amount within 61 days, the DBG-85 will terminate. Your policy will also lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. Although the policy can be reinstated as explained below, the DBG-85 cannot be reinstated.

     Death benefit guarantee to age 100

     The DBG-100 provides that your policy will remain in force until the youngest insured's attained insurance age 100 even if the cash surrender value is insufficient to pay the monthly deduction. The DBG-100 will remain in effect, as long as:

     o   the sum of premiums paid; minus

     o   partial surrenders minus

     o   outstanding indebtedness; equals or exceeds

     o   the DBG-100 premiums due since the policy date.

The DBG-100 premium is shown in the policy.

If, on a monthly date, you have not paid enough premiums to keep the DBG-100 in effect, an additional period of 61 days will be allowed for you to pay a premium sufficient to bring your total up to the required minimum. If you do not pay this amount within 61 days, the DBG-100 will terminate. If you have paid sufficient premiums, the DBG-85 will be in effect. If the DBG-85 and the DBG-100 are not in effect, your policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. Although the policy can be reinstated as explained below, the DBG-100 cannot be reinstated.

Minimum initial premium period

To allow you to purchase this policy for the lowest premium possible, you may choose to pay only the minimum initial premium during the minimum initial premium period as long as the policy value minus indebtedness equals or exceeds the monthly deduction. The policy will not enter the grace period during the minimum initial premium period as shown in your policy under "Policy Data," if:

1. on a monthly date, the policy value minus indebtedness equals or exceeds the monthly deduction for the policy month following such monthly date; and

2. the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness equals or exceeds the minimum initial premium, as shown in your policy under "Policy Data," times the number of months since the policy date, including the current month.

The minimum initial period is five years.

Grace period

If the cash surrender value of the policy becomes less than that needed to pay the monthly deduction and neither of the death benefit guarantees nor the minimum initial premium period is in effect, you will have 61 days to pay the required premium amount. If the required premium is not paid, the policy will lapse.

IDS Life will mail a notice to your last known address, requesting payment of the premium needed so that the next three monthly deductions can be made. If we receive this premium before the end of the 61-day grace period, we will use the payment to pay all monthly deductions and any other charges then due. Any balance will be added to the policy value and allocated in the same manner as other premium payments.

If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. (See "Federal taxes.") If the last surviving insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit.

Reinstatement

Your policy may be reinstated within five years after it lapses, unless you surrendered it for cash. To reinstate, IDS Life will require:

     o   a written request;

     o evidence satisfactory to IDS Life that both insureds remain insurable or evidence for the last surviving insured and due proof that the first death occurred before the date of lapse;

     o payment of a premium that will keep the policy in force for at least three months (one month in Virginia);

     o payment of the monthly deductions that were not collected during the grace period; and

     o   payment or reinstatement of any indebtedness.

The effective date of a reinstated policy will be the monthly date on or next following the day IDS Life accepts your application for reinstatement. The suicide period (see "Proceeds payable upon death") will apply from the effective date of reinstatement (except in Georgia, Oklahoma, Tennessee, Utah and Virginia). Surrender charges will also be reinstated.

IDS Life will have two years from the effective date of reinstatement (except in Virginia) to contest the truth of statements or representations in the reinstatement application.

     (f) substance of any provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

The Variable Account is comprised of various subaccounts. Subaccounts P, Q, R, S, and T, as well as Subaccount 2004 fund the Single Premium Variable Life policies issued by IDS Life. Subaccounts U, V, W, X, Y, IL, FEI, FGI, FNO, FPH, FSC, FVL and FIF as well as Subaccount 2004V fund the Flexible Premium Variable Life policies issued by IDS Life. Subaccounts U, V, W, X, Y, IL, FGI, FNO, FEI, FBC, FBD, FCR, FCM, FDE, FEM, FEX, FFI, FGR, FIE, FMF, FND, FIV, FSM, FSA, FCA, FCD, FIR, FSB, FGC, FMP, FOS, FRE, FSV, FIS, FSE, FUE, FMC, FAG, FGT, FIG, FIP, FGW, FDS, FVS, FMI, FVA, FIC, FSP and FEG fund the Flexible Premium Survivorship Variable Life Insurance policies issued by IDS Life. Some Subaccounts invest exclusively in the Portfolios of IDS Life Series Fund (the Fund), while others invest in units of the Smith Barney Inc. Stripped (Zero Coupon) U.S. Treasury Securities Fund, Series A ("the Trust"). Subaccount P and U invest exclusively in the shares of the Equity Portfolio; Subaccounts Q and V invest exclusively in the shares of the Income Portfolio; Subaccounts R and W invest exclusively in the shares of Money Market Portfolio; Subaccounts S and X invest exclusively in the shares of the Managed Portfolio; Subaccounts T and Y invest exclusively in the shares of the Government Securities Portfolio; Subaccount IL invests exclusively in the shares of the International Equity Portfolio; Subaccount FEI invests exclusively in Equity Income Portfolio. All of the above seven portfolios make up IDS Life Series Fund, Inc., a series mutual fund. Subaccount FGI invests exclusively in AIM V.I. Growth and Income Fund; Subaccount FNO invests exclusively in Putnam VT New Opportunities Fund - Class IA shares; Subaccount FPH invests exclusively in Putnam VT High Yield Fund - Class IB shares; Subaccount FSC invests exclusively in Warburg Pincus Trust/Small Company Growth Portfolio; Subaccount FVL invests exclusively in American Century VP
Value; Subaccount FIF invests exclusively in Templeton International Fund - Class 2. Subaccount FBC invests exclusively in AXP(R)Variable Portfolio Blue Chip Advantage Fund; Subaccount FBD invests exclusively in AXP(R)Variable
Portfolio Bond Fund; Subaccount FCR invests exclusively in AXP(R)Variable Portfolio Capital Resource Fund ; Subaccount FCM invests exclusively in AXP(R)Variable Portfolio Cash Management Fund; Subaccount FDE invests exclusively in AXP(R)Variable Portfolio Diversified Equity Income Fund; Subaccount FEM invests exclusively in AXP(R)Variable Portfolio Emerging Markets Fund; Subaccount FEX invests exclusively in AXP(R)Variable Portfolio Extra Income Fund; Subaccount FFI invests exclusively in AXP(R)Variable Portfolio Federal Income Fund ; Subaccount FGB invests exclusively in AXP(R)Variable
Portfolio Global Bond Fund ; Subaccount FGR invests exclusively in AXP(R)Variable Portfolio Growth Fund; Subaccount FIE invests exclusively in AXP(R)Variable Portfolio International Fund ; Subaccount FMF invests exclusively in AXP(R)Variable Portfolio Managed Fund; Subaccount FND invests exclusively in AXP(R)Variable Portfolio New Dimensions Fund(R); Subaccount FIV invests exclusively in AXP(R)Variable Portfolio S&P 500 Index Fund; Subaccount FSM invests exclusively in AXP(R)Variable Portfolio Small Cap Advantage Fund; Subaccount FSA invests exclusively in AXP(R)Variable Portfolio Strategy Aggressive Fund; Subaccount FCA invests exclusively in AIM V.I. Capital Appreciation Fund; Subaccount FCD invests exclusively in Capital Development Fund; Subaccount FIR invests exclusively in American Century VP International Fund;

Subaccount FSB invests exclusively in Calvert CVS Social Balanced Portfolio; Subaccount FGC invests exclusively in Fidelity VP III Growth & Income Portfolio (Service Class); Subaccount FMP invests exclusively in Fidelity VIP III Mid Cap Portfolio (Service Class); Subaccount FOS invests exclusively in Fidelity VIP Overseas Portfolio (Service Class); Subaccount FRE invests exclusively in FTVIPT Franklin Real Estate Fund - Class 2; Subaccount FSV invests exclusively in FTVIPT Franklin Value Securities Fund; Subaccount FIS invests exclusively in FTVIPT Templeton International Smaller Companies Fund - Class 2; Subaccount FSE invests exclusively in Goldman Sachs VIT CORE(R) Small Cap Equity Fund; Subaccount FUE invests exclusively in Goldman Sachs VIT CORE(R) U.S. Equity Fund; Subaccount FMC invests exclusively in Goldman Sachs VIT Mid Cap Value Fund ; Subaccount FAG invests exclusively in Janus Aspen Series - Aggressive Growth
Portfolio: Service Shares; Subaccount FGT invests exclusively in Janus Aspen Series - Global Technology Portfolio: Service Shares; Subaccount FIG invests exclusively in Janus Aspen Series - International Growth Portfolio: Service Shares; Subaccount FIP invests exclusively in Lazard Retirement Series - International Equity Portfolio; Subaccount FGW invests exclusively in MFS(R) Investors Growth Stock Series - Service Class; Subaccount FDS invests exclusively in MFS(R) New Discovery Series - Service Class; Subaccount FIN invests exclusively in Putnam VT International New Opportunities; Subaccount FVS invests exclusively in Putnam VT Vista Fund - Class IB Shares; Subaccount FMI
invests exclusively in Royce Micro-cap Portfolio; Subaccount FVA invests exclusively in Third Avenue Value Portfolio; Subaccount FIC invests exclusively in Wanger International Small Cap; Subaccount FSP invests exclusively in Wanger U.S. Small Cap; and Subaccount FEG invests exclusively in Warburg Pincus Trust - Emerging Growth Fund. Subaccount 2004V invests in units of the designated unit investment trust, with a maturity date of 2004. The IDS Life Series Funds, AIM V.I. Growth and Income Fund, Putnam VT New Opportunities Fund - Class IA, Putnam VT High Yield - Class IB, Warburg Pincus Trust/Small Company Growth Portfolio, American Century VP Value, Templeton International Fund - Class 2, AXP(R)Variable Portfolio Blue Chip Advantage Fund, AXP(R)Variable Portfolio Bond Fund, AXP(R)Variable Portfolio Capital Resource Fund, AXP(R)Variable Portfolio Cash Management Fund, AXP(R)Variable Portfolio Diversified Equity Income Fund, AXP(R)Variable Portfolio Emerging Markets Fund, AXP(R)Variable Portfolio Extra Income Fund, AXP(R)Variable Portfolio Federal Income Fund , AXP(R)Variable Portfolio Global Bond Fund, AXP(R)Variable Portfolio Growth Fund, AXP(R)Variable Portfolio International Fund, AXP(R)Variable Portfolio Managed Fund, AXP(R)Variable Portfolio New Dimensions Fund(R), AXP(R)Variable Portfolio S&P 500 Index Fund, AXP(R)Variable Portfolio Small Cap Advantage Fund, AXP(R)Variable Portfolio Strategy Aggressive Fund (the AXP VP Funds), AIM V.I. Capital Appreciation Fund, AIM V.I. Capital Development Fund, American Century VP International Fund, Calvert CVS Social Balanced Portfolio, Fidelity VP III Growth & Income Portfolio (Service Class), Fidelity VIP III Mid Cap Portfolio (Service Class), Fidelity VIP Overseas Portfolio (Service Class), FTVIPT Franklin Real Estate Fund - Class 2, FTVIPT Franklin Value Securities Fund, FTVIPT Templeton International Smaller Companies Fund - Class 2, Goldman Sachs VIT CORE(R) Small Cap Equity Fund, Goldman Sachs VIT CORE(R) U.S. Equity Fund, Goldman Sachs VIT Mid Cap Value Fund, Janus Aspen Series - Aggressive Growth
Portfolio:  Service Shares,  Janus Aspen Series - Global  Technology  Portfolio:
Service Shares, Janus Aspen Series - International Growth Portfolio: Service Shares, Lazard Retirement Series - International Equity Portfolio, MFS(R) Investors Growth Stock Series - Service Class, MFS(R) New Discovery Series - Service Class, Putnam VT International New Opportunities, Putnam VT Vista Fund - Class IB Shares, Royce Micro-cap Portfolio, Third Avenue Value Portfolio, Wanger International Small, Wanger U.S. Small Cap, and Warburg Pincus Trust - Emerging Growth Fund are herein referred to collectively as ("the Funds"). All shares issued by the Fund are the same class (kind) capital stock. They have a par value of $.001 a share. They are fully paid and nonassessable and can be redeemed or transferred. All shares have equal voting rights. They can be issued as full shares or fractions. A fraction of a share has the same kind of rights and privileges as a full share. The Fund currently has seven portfolios, each issuing its own series of common stock. The shares of each portfolio represent an interest only in that portfolio's assets (and profits or losses) and in the event of liquidation, each share of a portfolio would have the same rights to dividends and assets as every other share of that portfolio.

     Each share of a portfolio has one vote. On some issues, such as the election of directors, all shares of the Fund vote together as one series. All shares have cumulative voting when voting on the election of directors. With cumulative voting, each shareholder is entitled to a number of votes equal to the number of shares which that shareholder holds multiplied by the number of directors to be elected, and has the right to divide votes among candidates in any way. On an issue affecting a particular portfolio, its shares vote as a separate series. An example of such an issue would be a fundamental investment restriction pertaining to only one portfolio. In voting on the Investment Management and Services Agreement, approval of the Agreement by the shareholders of a particular portfolio would make the Agreement effective as to that portfolio, whether or not it had been approved by the shareholders of the other portfolios.

     As previously stated, all of the assets held in the subaccounts will be invested in shares of the corresponding portfolio or in units of the Trust. With regard to the Fund, IDS Life is the Owner of those Fund shares as such has the right to vote to elect the Board of Directors of the Fund, to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders, and to vote upon any other matter that may be voted upon at a shareholders' meeting. However, IDS Life will vote the shares of each Fund portfolio at regular and special meetings of the shareholders of the Fund in accordance with instructions received from the owners of the Policies. Fund shares held in each subaccount for which no timely instructions from Owners are received, and Fund shares that are not otherwise attributable to Owners, will be voted by IDS Life in the same proportion as those shares in that subaccount for which instructions are received. The number of Fund shares in each subaccount for which instructions may be given by an Owner is determined by applying the Owner's percentage interest in the subaccount to the total number of votes attributable to the subaccount. The number will be determined as of a date chosen by IDS Life, but not more than 60 days before the meeting of the Fund. Fractional votes are counted. Owners will receive notice of each meeting of the shareholders together with any proxy solicitation materials, and a statement of the number of votes as to which they are entitled to give directions at the meeting.

     IDS Life may, if required by state insurance officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the goals of one or more of the Funds' portfolios, or to approve or disapprove an investment advisory contract for the Fund. In addition, IDS Life itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Fund's portfolios, provided that IDS Life reasonably disapproves such changes in accordance with applicable federal regulations. If IDS Life does disregard voting instructions, it will advise the Owners of that action and its reasons for such action in the next report to the Owners.

     Generally, ownership of units of a unit investment trust does not involve the exercise of voting rights. However, with regard to the Trusts, unitholders may vote for removal of the trustee or for the amendment or the termination of the Trust indenture. In the event of such vote, IDS Life, as the Owner of such units, would solicit voting instructions from the Owners under the same procedures set forth above regarding the holders of Fund shares.

     (g) Whether security holders must be given notice of any change in:

     (1) the composition of the assets of the trust.

     If shares of any Fund portfolio or Trust units should not be available for purchase by the appropriate subaccount or if, in the judgment of IDS Life's management, further investment in such shares is no longer appropriate in view of the purposes of the subaccount, shares of another registered, open-end management investment company or unit investment trust may be substituted for portfolio shares or Trust units held in the subaccount. If deemed by IDS Life to be in the best interest of persons having voting rights under the Policy, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under such Act in the event such registration is no longer required. In the event of any such substitution or change, IDS Life may, without the consent or approval of the Owners, amend the Policy and take whatever action is necessary and appropriate. However, no such substitution or change will be made without any necessary approval of the SEC. IDS Life will notify the Owners within five days of any substitution or change.

     (2) the terms and conditions of the securities issued by the trust.

     No change in the terms and conditions of an issued and outstanding Policy can be made without the consent of the Owner, other than as set forth in paragraph (1) above.

     (3) the provisions of any indenture or agreement of the trust.

         Not applicable.

     (4) the identity of the depositor, trustee or custodian.

     There is no provision requiring notice to, or consent of, the Owners with respect to any change in the identity of the Variable Account's depositor. However, IDS Life's obligations under the Policy cannot be transferred to any other entity without the consent of the Owner.

(h) Whether the consent of security holder for action to be taken concerning any change in:

     (1)  the composition of the assets of the trust.

     Consent of the Owners is not required when changing the underlying securities of any of the Subaccounts. However, to change these securities, approval of the Securities and Exchange Commission is required in compliance with Section 26(b) of the Investment Company Act of 1940.

     (2) the terms and conditions of the securities issued by the trust.

     No change in the terms and conditions of the Policy may be made without the consent of the Owner, except as provided in paragraph (1) above.

     (3) the provisions of any indenture or agreement of the trust.

     Not applicable.

     (4) the identity of the depositor, trustee or custodian.

     The answer to Item 10(g)(4) is incorporated by reference.

     (i) Any other  principal  feature of the securities  issued by the trust or
     any  other  principal  right,   privilege  or  obligation  not  covered  by
     subdivisions (a) to (g) or by any other item in this form.

     Policy 1

     The minimum single premium must be at least $5000. The maximum single premium is $500,000. The Policy provides life insurance coverage on the lives of the named insureds. The Policy allows the Owner to borrow from its Policy Value, using that value as collateral for the loan.

     Policy 2

     The Owner has flexibility concerning the amount and frequency of premium payments. At the time of application, the Owner will determine a Scheduled Premium. The Scheduled Premium will be a level amount at a fixed interval of time. However, the Owner need not adhere to the Scheduled Premium. Instead, the Owner may, subject to certain restrictions, make premium payments in any amount and at any frequency.

     Premium payments may be increased or decreased at any time. The minimum payment which IDS Life will accept is $25. There is no maximum, but IDS Life reserves the right to limit any payment.

     The failure to pay a scheduled premium will not itself cause the Policy to lapse. However, the payment of scheduled premiums or unscheduled premiums in any amount or frequency will not guarantee that the Policy will remain in force. Subject to the limitations contained in the Policy, payment the Minimum Monthly Premium will keep the coverage in force until the later of the insured's Age 70 Anniversary or five years from the policy date.

     The Policy contains two death benefit options. Under Death Benefit Option 1, the death benefit is the greater of the Specified Amount or a percentage of policy value. Under Death Benefit Option 2, the death benefit is the greater of the Specified Amount plus the policy value, or a percentage of policy value.

     Before issuing any policy, IDS Life requires evidence of insurability satisfactory to it. IDS Life will generally not issue a policy to persons over the age of 75. It may, however, at its sole discretion, issue a policy to an applicant above age 75. The Initial Minimum Specified Amount is $50,000, but this is reduced to $40,000 in Policy Years 3 through 10, and 25,000 thereafter. The minimum specified amount for policies purchased on or after May 1, 1991 with an initial specified amount of $350,000 or more is $350,000 in the first policy year, $325,000 in years two to five, $300,000 in years six to 10 and $275,000 thereafter.

     The Owner may borrow up to 85 percent of the Policy Value less Surrender Charges at a 6.1 percent interest rate, payable in advance. For policies purchased on or after May 1, 1993 (October 1, 1993 for New Jersey), IDS Life expects to reduce the loan interest rate after a policy's 10th anniversary to 4.3%. The borrowed amounts are placed in IDS Life's fixed account. If the Owner does not specify whether to borrow the money from the Fixed Account and/or any specific subaccount, or if the Fixed Account or the designated subaccounts do not have sufficient values, the loan will be taken pro rata from the Fixed Account and each subaccount. The Fixed Account value attributable to indebtedness will earn 4.50 percent annual interest. The minimum loan which can be requested $500.

     Policy 3

     Premiums

     Payment of premiums:

     In applying for the policy, the owner must decide how much they intend to pay and how often they will make payments. During the early policy years until the policy value is sufficient to cover the surrender charge, IDS Life requires that the owner pay the premiums sufficient to keep the DBG-85 in effect.The owner may schedule payments annually, semiannually, or quarterly. (Payment at any other interval must be approved by IDS Life.) This premium schedule is shown in the policy.

     The scheduled premium serves only as an indication of the owner's intent as to the frequency and amount of future premium payments. The owner may skip scheduled premium payments at any time if their cash surrender value is sufficient to pay the monthly deduction, or if they have paid sufficient premium to keep the DBG-85 or the DBG-100 in effect.

     The owner may also change the amount and frequency of scheduled premium payments by written request. IDS Life reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

     Although the owner has flexibility in paying premiums, the amount and frequency of their payments will affect the policy value, cash surrender value and length of time their policy will remain in force, as well as affect whether the DBG-85 or DBG-100 remain in effect.

     Premium limitations:

     The owner may make unscheduled premium payments at any time and in an amount of at least $50. IDS Life reserves the right to limit the number and amount of unscheduled premium payments.

     No premium payments, scheduled or unscheduled, are allowed on or after the youngest insured's attained insurance age 100.

     Also, in order to receive favorable tax treatment under the Code, premiums paid during the life of the policy must not exceed certain limitations. To comply with the Code, IDS Life can either refuse excess premiums as they are paid, or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

     Allocation of premiums:

     Until the policy date, IDS Life holds all premiums in the fixed account, and IDS Life credits interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, IDS Life will allocate the net premiums plus accrued interest to the account(s) the owner has selected in their application. At that time, IDS Life will begin to assess the various loads, fees, charges and expenses.

     Any amount allocated to a subaccount is converted into accumulation units of that subaccount. Similarly, when transferring value between subaccounts, accumulation units in one subaccount are converted into a cash value, which is then converted into accumulation units of the second subaccount.

     Insurability: Before issuing the policy, IDS Life requires satisfactory evidence of the insurability of the persons whose lives the owner proposes to insure. IDS Life's underwriting department will review the owner's application and any medical information or other data required to determine whether the proposed individuals are insurable under IDS Life's underwriting rules. The owner's application may be declined if a person fails to meet the underwriting requirements and any premiums that were paid will be returned.

     Age limit: IDS Life generally will not issue a policy to persons over the insurance age of 85. It may, however, do so at its sole discretion.

     Proceeds payable upon death

     IDS Life will pay a benefit to the beneficiary of the policy when the last surviving insured dies. If that death is prior to the youngest insured's attained insurance age 100, the amount payable is based on the specified amount and death benefit option the owner has selected, as described below, less any indebtedness.

     If the last surviving insured's death is on or after the youngest insured's attained insurance age 100, the amount payable is the cash surrender value.

     Option 1 (level amount): Under this option, the policy's value is part of the specified amount. The Option 1 death benefit is the greater of:

         o the specified amount on the date of the last surviving insured's death; or

         o the applicable percentage of the policy value on the date of the last surviving insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death.

     Option 2 (variable amount): Under this option, the policy value is added to the specified amount. The Option 2 death benefit is the greater of:

         o   the policy value plus the specified amount; or
         o the applicable percentage of policy value on the date of the last surviving insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death.

     Policy 4

     Premiums

     Payment of premiums:
     In applying for the policy, the owner must decide how much they intend to pay and how often they will make payments. During the first several policy years until the policy value is sufficient to cover the surrender charge, IDS Life requires that premiums sufficient to keep the no lapse guarantee in effect be paid to keep the policy in force.

     The owner may schedule payments annually, semiannually or quarterly. (Payment at any other interval must be approved by IDS Life.) IDS Life shows this premium schedule in the policy.

     The scheduled premium serves only as an indication of the owner's intent as to the frequency and amount of future premium payments. The owner may skip scheduled premium payments at any time if the cash surrender value is sufficient to pay the monthly deduction or if sufficient premiums have been paid to keep the no lapse guarantee in effect.

     The owner may also change the amount and frequency of scheduled premium payments by written request. IDS Life reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

     Although the owner has flexibility in paying premiums, the amount and frequency of the payments will affect the policy value, cash surrender value and length of time the policy will remain in force, as well as affect whether the no lapse guarantee remains in effect.

     Premium limitations:
     The owner may make unscheduled premium payments at any time and in any amount of at least $25. IDS Life reserves the right to limit the number and amount of unscheduled premium payments. No premium payments, scheduled or unscheduled, are allowed on or after the insured's attained insurance age 100.

     Also, in order to receive favorable tax treatment under the Code, premiums paid during the life of the policy must not exceed certain limitations. To comply with the Code, IDS Life can either refuse excess premiums as they are paid or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

     Allocation of premiums:
     Until the policy date, IDS Life holds all premiums in the fixed account and credits interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, IDS Life will allocate the net premiums plus accrued interest to the account(s) the owner has selected in their application. At that time, IDS Life will begin to assess the various loads, fees, charges and expenses.

     IDS Life converts any amount that the owner allocates to a subaccount into accumulation units of that subaccount. Similarly, when the owner transfers value between subaccounts, IDS Life converts accumulation units in one subaccount into a cash value, which IDS Life then converts into accumulation units of the second subaccount.

     Insurability: Before issuing your policy, IDS Life requires satisfactory evidence of the insurability of the person whose life the owner proposes to insure (the owner or someone else) . IDS Life's underwriting department will review the owner's application and any medical information or other data required to determine whether the proposed individual is insurable under IDS Life's underwriting rules. The owner's application may be declined if IDS Life determines the individual is not insurable and IDS will return any premiums the owner has paid.

     Age limit: IDS Life generally will not issue a policy where the proposed insured is over the insurance age of 80. It may, however, do so at its sole discretion.

     Proceeds payable upon death

     IDS Life will pay a benefit to the beneficiary of the policy when the insured dies.

     If that death is prior to the insured's attained insurance age 100, the amount payable is based on the specified amount and death benefit option the owner has selected, as described below, less any indebtedness.

     If the insured's death is on or after the attained insurance age 100, the amount payable is the cash surrender value.

     Option 1 (level amount): Under this option, the policy's value is part of the specified amount. The Option 1 death benefit is the greater of:

     o  the specified amount on the date of the insured's death; or

     o the applicable percentage of the policy value on the date of the insured's death, if that death occurs on a valuation date, or an the next valuation date following the date of death.

     The percentage is designed to ensure that the policy meets the provisions of federal tax law, which require a minimum death benefit in relation to policy value for your policy to qualify as life insurance.

     Option 2 (variable amount): Under this option, the policy value is added to the specified amount. The Option 2 death benefit is the greater of:

     o  the policy value plus the specified amount; or
     o the applicable percentage of policy value on the date of the insureds death, if that death occurs on a valuation date, or on the next valuation date following the date of death.

     Policy 5

     Premiums

     Payment of premiums: In applying for your policy, you decide how much you intend to pay and how often you will make payments. During the early policy years until the policy value is sufficient to cover the surrender charge, IDS Life requires that you pay the minimum initial premiums.

     You may schedule payments annually, semiannually or quarterly. (IDS Life must approve payment at any other interval. We show this premium schedule in your policy.

     The scheduled premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip scheduled premium payments at any time if your cash surrender value is sufficient to pay the monthly deduction, or if you have paid sufficient premium to keep the DBG-85, the DBG-100 or the minimum initial premium period in effect.

     You may also change the amount and frequency of scheduled premium payments by written request. IDS Life reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

     Although you have flexibility in paying premiums, the amount and frequency of your payments will affect the policy value, cash surrender value and length of time your policy will remain in force, as well as affect whether the DBG-85, DBG-100 or the minimum initial premium period remain in effect.

     Premium limitations: You may make unscheduled premium payments at any time and in an amount of at least $50. IDS Life reserves the right to limit the number and amount of unscheduled premium payments.

     No premium payments, scheduled or unscheduled, are allowed on or after the youngest insured's attained insurance age 100.

     Also, in order to receive favorable tax treatment under the Code, premiums paid during the life of the policy must not exceed certain limitations. To comply with the Code, we can either refuse excess premiums as they are paid, or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

     Allocation of premiums: Until the policy date, we hold all premiums in the fixed account, and we credit interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, we will allocate the net premiums plus accrued interest to the account(s) you have selected in your application. At that time, we will begin to assess the various loads, fees and charges.

     We convert any amount that you allocate to a subaccount into accumulation units of that subaccount, as explained under "Policy value." Similarly, when you transfer value between subaccounts, we convert accumulation units in one subaccount into cash value, which we then convert into accumulation units of the second subaccount.

     Insurability: Before issuing your policy, we require satisfactory evidence of the insurability of the persons whose lives you propose to insure. Our underwriting department will review your application and any medical information or other data required to determine whether the proposed individuals are insurable under our underwriting rules. Your application may be declined if we determine the individual is not insurable and we will return any premiums you have paid.

     Age limit: In addition, IDS Life generally will not issue a policy to persons over the insurance age of 85. We may, however, do so at our sole discretion.

     Information Concerning the Securities Underlying the Trust's Securities

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which the security holders have an interest.

     The securities to be held in the Subaccounts will be shares of the Fund or units of the Trust described in Item 12. This fund is a registered, open-end diversified management investment company. The Trust is a registered unit investment trust (UIT).

12. If the trust is the issuer of periodic payment plan certificates, and if any underlying securities were issued by another investment company, furnish the following information for each such company:

     (a) Name of Company.

     IDS Life Series Fund, Inc.1-5
     The Smith Barney Inc. Stripped ("Zero Coupon") U.S. Treasury 1,2 Securities Fund, Series A ("Zero Coupon Trust" - a unit investment Trust).

     AIM Variable Insurance Funds, Inc. 2-5
     Putnam Variable Trust 2-5
     Warburg Pincus Trust 2-5
     American Century Variable Portfolios, Inc. 2-5
     Franklin Templeton Insurance Products Trust 2-5

     American Express(R)Variable Portfolio Funds, Inc. 2-5
     Calvert Variable Series, Inc.
     Fidelity Variable Insurance Products, Service Products 2-5
     Goldman Sachs Variable Insurance Trust 2-5
     Janus Aspen Series 2-5
     Lazard Retirement Series, Inc. 2-5
     MFS(R)Variable Insurance Trust 2-5
     Royce Capital Fund 2-5
     Third Avenue Variable Series Trust 2-5
     Wanger Advisors Trust 2-5

     1 Applies to Policy 1
     2 Applies to Policy 2
     3 Applies to Policy 3
     4 Applies to Policy 4
     5 Applies to Policy 5

     (b)   Name and principal address of depositor.

     Investment manager of IDS Life Series Fund, Inc. and
     American Express(R)Variable Portfolio Funds, Inc.
     IDS Life Insurance Company
     IDS Tower 10
     Minneapolis, MN  55474

     Investment manager of Putnam Variable Trust:
     Putnam Investment Management, Inc.
     One Post Office Square
     Boston, MA 02109

     Investment adviser of AIM Variable Insurance Funds, Inc.:
     AIM Advisors, Inc.
     11 Greenway Plaza
     Suite 100
     Houston, TX  77046-1173

     Investment adviser of Warburg Pincus Trust
     Credit Suisse Asset Management
     One Citicorp Center, 153 East 53rd Street
     New York, NY 10017-3147

     Investment manager of American Century Variable Portfolios, Inc. American Century Investment Management, Inc.
     American Century Tower
     4500 Main Street
     Kansas City, MO 641111

     Investment manager of Franlkin Templeton Variable Products Series Fund Templeton Investment Counsel, Inc.
     100 Fountain Parkway
     St. Petersburg, FL  33716

     Investment adviser of Calvert Variable Series, Inc.
     Calvert Asset Management Company, Inc.
     4550 Montgomery Avenue
     Suite 100 N
     Bethesda, MD 20814

     Investment subadviser:
     NCM Capital Management Group, Inc.
     103 West Main Street
     Durham, NC 27701

     Investment manager of Fidelity Variable Insurance Products
     Fidelity Management and Research Company (FMR) U.K. Inc.
     London, England

     Investment adviser of Goldman Sachs Variable Insurance Trust
     Goldman Sachs Asset Management
     32 Old Ship
     New York, NY 10005

     Investment adviser of Janus Aspen Series
     Janus Capital
     100 Fillmore Street
     Denver, CO 80206-4928

     Investment manager of Lazard Retirement Series, Inc.
     Lazard Asset Management
     30 Rockefeller Plaza
     New York, NY 10112

     Investment manager of MFS Variable Insurance Trust:
     Massachusetts Financial Service Company
     500 Boyland Street
     Boston, MA 02116

     Investment adviser of Royce Capital Fund
     Royce & Associates Inc.
     1414 Avenue of the Americas
     New York, NY 10019

     Investment manager of Third Avenue Variable Trust
     EQSF, Inc.
     767 Third Avenue
     New York, NY 10017-2023

     Investment adviser of Wanger Advisors Trust:
     Wanger Asset Management, L.P.
     227 West Monroe Street
     Suite 3000
     Chicago, IL 60606

     (c) Name and principal business address of trustee or custodian.

     For IDS Life Series Fund, Inc. and American Express(R)Variable Portfolio Funds, Inc.:

     American Express Trust Company
     70100 AXP Financial Center
     Minneapolis, Minnesota  55474

     For Calvert Variable Series, Inc.:
     State Street Bank and Trust Co.
     225 Franklin Street
     Boston, MA 02110

     For Fidelity Variable Insurance Portfolios, Inc.:
     The Bank of New York
     110 Washington Street
     New York, NY 10286

     For Goldman Sachs Variable Insurance Trust:
     State Street Bank and Trust Co.
     225 Franklin Street
     Boston, MA 02110

     For Janus Aspen Series:
     State Street Bank and Trust Co.
     P.O. Box 0351
     Boston, MA 02117-0351

     For Lazard Retirement Series, Inc.:
     State Street Bank and Trust Co.
     225 Franklin Street
     Boston, MA 02110

     For MFS Variable Insurance Trust:
     State Street Bank and Trust Co.
     225 Franklin Street
     Boston, MA 02110

     For Royce Capital Fund:
     State Street Bank and Trust Co.
     225 Franklin Street
     Boston, MA 02110

     For Templeton Variable Products Series Fund:
     Bank of New York Mutual Funds Division
     90 Washington Street
     New York, NY 10286

     For Third Avenue Variable Trust Series:
     Custodial Trust Company
     101 Carnegie Center
     Princeton, NJ 08540-6231

     For Wanger Advisors Trust:
     State Street Bank and Trust Co.
     P.O. Box 8502
     Boston, MA 02266-8502

     Sponsor of the Zero Coupon Trust:

     Smith Barney Inc.
     The Bank of New York
     101 Barclay Street
     New York, NY  10286

     For Putnam Variable Trust:
     Putnam Fiduciary Trust Company, a wholly-owned subsidiary of Putnam Investments, Inc.
     One Post Office Square
     Boston, MA 02109

     For A I M Variable Insurance Funds, Inc.:
     State Street Bank & Trust Co.
     225 Franklin Street
     Boston, MA 02110

     For American Century Variable Portfolios, Inc.:
     Chase Manhattan Bank
     770 Broadway 10th Floor
     New York, NY 10003-9598

     For Warburg Pincus Trust:
     PNC Bank, National Association
     200 Stevens Drive
     Suite 440
     Lester, PA 19103

     and Commerce Bank, N.A.
     1000 Walnut
     Kansas City, MO 64105

     (d) Name and principal business address of principal underwriter.

                  IDS Life Insurance Company

     (e) The period during which the securities of such Company have been the underlying securities.


--------------- ---------------------------------------------------------------
Subaccount      Investing in:
--------------- ---------------------------------------------------------------
                IDS Life Series Fund -
--------------- ---------------------------------------------------------------
      U         Equity Portfolio (6/87) 1
--------------- ---------------------------------------------------------------
     FEI        Equity Income Portfolio (6/99)1
--------------- ---------------------------------------------------------------
      Y         Government Securities Portfolio (6/87) 1
--------------- ---------------------------------------------------------------
      V         Income Portfolio (6/87) 1
--------------- ---------------------------------------------------------------
      IL        International Equity Portfolio (10/94) 1
--------------- ---------------------------------------------------------------
      X         Managed Portfolio (6/87) 1
--------------- ---------------------------------------------------------------
      W         Money Market Portfolio (6/87) 1
--------------- ---------------------------------------------------------------
                AXP(R)Variable Portfolio -
--------------- ---------------------------------------------------------------
     FBC           Blue Chip Advantage Fund (5/00) 1
--------------- ---------------------------------------------------------------
     FBD           Bond Fund (5/00) 1
--------------- ---------------------------------------------------------------
     FCR           Capital Resource Fund (5/00) 1
--------------- ---------------------------------------------------------------
     FCM           Cash Management Fund (5/00) 1
--------------- ---------------------------------------------------------------
     FDE           Diversified Equity Income Fund (5/00) 1
--------------- ---------------------------------------------------------------
     FEM           Emerging Markets Fund (5/00) 1
--------------- ---------------------------------------------------------------
     FEX           Extra Income Fund (5/00) 1
--------------- ---------------------------------------------------------------
     FFI           Federal Income Fund (5/00) 1
--------------- ---------------------------------------------------------------
     FGB           Global Bond Fund (5/00) 1
--------------- ---------------------------------------------------------------
     FGR           Growth Fund (5/00) 1
--------------- ---------------------------------------------------------------
     FIE           International Fund (5/00) 1
--------------- ---------------------------------------------------------------
     FMF           Managed Fund (5/00) 1
--------------- ---------------------------------------------------------------
     FND           New Dimensions Fund(R)(11/99) 1
--------------- ---------------------------------------------------------------
     FIV           S&P 500 Index Fund (5/00) 1
--------------- ---------------------------------------------------------------

--------------- ---------------------------------------------------------------
     FSM           Small Cap Advantage Fund (5/00) 1
--------------- ---------------------------------------------------------------
     FSA           Strategy Aggressive Fund (5/00) 1
--------------- ---------------------------------------------------------------
                AIM V.I.
--------------- ---------------------------------------------------------------
     FCA           Capital Appreciation Fund (5/00) 1
--------------- ---------------------------------------------------------------
     FCD           Capital Development Fund (5/00) 1
--------------- ---------------------------------------------------------------
     FGI           Growth and Income Fund (11/96) 1
--------------- ---------------------------------------------------------------
                American Century VP
--------------- ---------------------------------------------------------------
     FIR           International Fund (5/00) 1
--------------- ---------------------------------------------------------------
     FVL           Value Fund (5/99) 1
--------------- ---------------------------------------------------------------
                   Calvert CVS
--------------- ---------------------------------------------------------------
     FSB           Social Balanced Portfolio (5/00) 1
--------------- ---------------------------------------------------------------
                Fidelity VIP
--------------- ---------------------------------------------------------------
     FGC           III Growth & Income Portfolio (Service Class) (5/00) 1
--------------- ---------------------------------------------------------------
     FMP           III Mid Cap Portfolio (Service Class) (5/00) 1
--------------- ---------------------------------------------------------------
     FOS           Overseas Portfolio (Service Class) (5/00) 1
--------------- ---------------------------------------------------------------
                FTVIPT
--------------- ---------------------------------------------------------------
     FRE           Franklin Real Estate Fund - Class 2 (5/00) 1
--------------- ---------------------------------------------------------------
     FSV           Franklin Value Securities Fund - Class 2 (5/00) 1
--------------- ---------------------------------------------------------------
     FIF           Templeton International Securities Fund - Class 2 (5/99) 1
--------------- ---------------------------------------------------------------
     FIS           Templeton International Smaller Companies Fund -
                   Class 2 (5/00) 1
--------------- ---------------------------------------------------------------
                Goldman Sachs VIT
--------------- ---------------------------------------------------------------
     FSE           CORESM Small Cap Equity Fund (5/00) 1
--------------- ---------------------------------------------------------------
     FUE           CORESM U.S. Equity Fund (5/00) 1
--------------- ---------------------------------------------------------------
     FMC           Mid Cap Value Fund (5/00) 1
--------------- ---------------------------------------------------------------
                Janus Aspen Series
--------------- ---------------------------------------------------------------
     FAG           Aggressive Growth Portfolio: Service Shares (5/00) 1
--------------- ---------------------------------------------------------------
     FGT           Global Technology Portfolio: Service Shares (5/00) 1
--------------- ---------------------------------------------------------------
     FIG           International Growth Portfolio: Service Shares (5/00) 1
--------------- ---------------------------------------------------------------
                Lazard Retirement Series
--------------- ---------------------------------------------------------------
     FIP           International Equity Portfolio (5/00) 1
--------------- ---------------------------------------------------------------

--------------- ---------------------------------------------------------------
                MFS(R)
--------------- ---------------------------------------------------------------
     FGW           Investors Growth Stock Series - Service Class (5/00) 1
--------------- ---------------------------------------------------------------
     FDS           New Discovery Series - Service Class (5/00) 1
--------------- ---------------------------------------------------------------
                Putnam Variable Trust
--------------- ---------------------------------------------------------------
     FPH           Putnam VT High Yield - Class IB Shares (5/99) 1
--------------- ---------------------------------------------------------------
     FIN           Putnam VT International New Opportunities Fund - Class IB
                   Shares (5/00) 1
--------------- ---------------------------------------------------------------
     FNO           Putnam VT New Opportunities Fund - Class IA Shares
                   (11/96) 1
--------------- ---------------------------------------------------------------
     FVS           Putnam VT Vista Fund - Class IB Shares (5/00) 1
--------------- ---------------------------------------------------------------
                Royce
--------------- ---------------------------------------------------------------
     FMI           Micro-Cap Portfolio (5/00) 1
--------------- ---------------------------------------------------------------
                Third Avenue
--------------- ---------------------------------------------------------------
     FVA           Value Portfolio (5/00) 1
--------------- ---------------------------------------------------------------
                Wanger
--------------- ---------------------------------------------------------------
     FIC           International Small Cap (5/00) 1
--------------- ---------------------------------------------------------------
     FSP           U.S. Small Cap (5/00) 1
--------------- ---------------------------------------------------------------
                Warburg Pincus Trust
--------------- ---------------------------------------------------------------
     FEG          Emerging Growth Portfolio (5/00) 1
--------------- ---------------------------------------------------------------
     FSC          Small Company Growth Portfolio (5/99) 1
--------------- ---------------------------------------------------------------

1   (Commencement date of the subaccount)
2   These numbers are year-to-date as of Dec. 31, __ not annualized.


     Information Concerning Loads, Fees, Charges and Expenses

13.  (a) Furnish  the  following  information  with  respect to each load,  fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets or the trust's securities are subject:

     (A) the nature of such load, fee, expense or charge;
     (B) the amount thereof;
     (C) the name of the person to whom such amounts are paid and his relationship to the trust;
     (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

(1)   Principal Payments.  (Gross Premium)

Policy 1


------------- ----------------------- ----------------------- ----------------------- -----------------------
Policy 1
------------- ----------------------- ----------------------- ----------------------- -----------------------
                                                              Person to whom
              Nature of Charge        Amount                  Paid/Relationship       Services
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Monthly cost of         Tabular charge per      IDS Life                Insurance Protection
              insurance charges       $1,000 at risk,
                                      varying by age, sex
                                      and insurance rating
                                      of the insured
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Policy Issue and        $150 at time of issue   IDS Life                Issue and
              Administrative Expense                                                  Administrative Expense
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Surrender Charge        Percent of Amount       IDS Life                Sales Expenses
                                      Surrendering varying
                                      by duration and
                                      guaranteed not to
                                      exceed 9% of Premium
                                      paid
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Premium Tax Charge      2.5% of Premium         IDS Life                State Premium Taxes
------------- ----------------------- ----------------------- ----------------------- -----------------------
Policy 2
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Nature of charge        Amount                  Person to whom          Services
                                                              Paid/Relationship
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Sales Charge            2.5% of Gross Premiums  IDS Life                Sales Expenses
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Premium Tax Charge      2.5% of Gross Premiums  IDS Life                State Premium Taxes
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Policy Fee              Currently $5 per        IDS Life                Administrative
                                      policy month, never                             Expenses
                                      to exceed $7.50 pre
                                      policy month. Waived
                                      for policies
                                      purchased on or after
                                      May 1, 1991 with an
                                      initial specified
                                      amount of $350,000 or
                                      more.
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Cost of Insurance       Tabular charge per      IDS Life                Insurance Protection
              Charge                  $1000 net amount at
                                      risk each policy
                                      month, determined by
                                      age, sex and
                                      insurance rating of
                                      the insured
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Cost of Policy Riders   Tabular charge each     IDS Life                Optional Insurance
                                      policy month
                                      determined by nature
                                      and amount of riders
                                      attached to policy
------------- ----------------------- ----------------------- ----------------------- -----------------------


------------- ----------------------- ----------------------- ----------------------- -----------------------
              Death Benefit           $0.01 per $1000 of      IDS Life                Death Benefit
              Guarantee Charge        Specified Amount and                            Guarantee Risk
                                      Other Insured  Rider
                                      Coverage each policy
                                      month that the Death Benefit
                                      Guarantee is
                                      in effect
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Contingent Deferred     $4 per $1000 Initial    IDS Life                Issue and
              Issue and               Speciifed Amount of                             Underwriting Expenses
              Administrative          policy is surrendered                           at Issue
              Expense                 Charge  (Issue)  within
                                      5 years of  policy
                                      issue,  decreasing
                                      monthly thereafter at a
                                      rate of 20% per year
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Contingent Deferred     $4 per $1000 increase   IDS Life                Issue and
              Issue and               in Specified Amount                             Underwriting Expenses
              Administrative          if policy is                                    at Increase
              Expense Charge          surrendered within 5
              (Increase)              policy years of
                                      increase, decreasing
                                      monthly thereafter at
                                      a rate of 20% per year
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Contingent Deferred     27.5% of Gross          IDS Life                Sales Expense at Issue
              Sales Charge            Premiums up to amount
                                      shown in policy (conservative
                                      estimate of one Guideline
                                      Annual Premium) plus 6.5% of
                                      all  other  Gross  Premiums
                                      except  those attributable
                                      to an  Increase  or, if less
                                      Tabular amount per $1000
                                      Initial Specified Amount
                                      determined  by age, sex and
                                      insurance rating of insured -
                                      if policy is surrendered
                                      within  5  policy  years  of
                                      issue,  decreasing monthly
                                      thereafter at a
                                      rate of 20% per year
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Contingent Deferred     6.5% of Premiums        IDS Life                Sales Expenses at
              Sales Charge            attributable to the                             Increase
              (Increase)              Increase or, if less
                                      Tabular   amount  per
                                      $100  increased  in
                                      Specified  Amount -
                                      determined by age, sex
                                      and  insurance  rating  of
                                      insured  -  if policy is
                                      surrendered  within  5
                                      policy years  of  Increase,
                                      decreasing  monthly
                                      thereafter at a rate of
                                      20% per year
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Partial Surrender Fee   $25 or, if less, 2%     IDS Life                Transaction Costs
                                      of Policy Value
                                      surrendered
------------- ----------------------- ----------------------- ----------------------- -----------------------


------------- ----------------------- ----------------------- ----------------------- -----------------------
Policy 3
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Nature of Charge        Amount                  Person to whom          Services
                                                              Paid/Relationship
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Sales Charge            7.25% of all premiums   IDS Life                Sales Expenses
                                      paid.
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Premium Tax Charge      2.5% of premium         IDS Life                State Premium Taxes
                                      payment
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Federal Tax Charge      1.25% of each premium   IDS Life                Federal Taxes
                                      payment
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Policy Fee              Currently $30 pre       IDS Life                Administrative
                                      policy month, never                             Expenses
                                      to exceed $30 per
                                      policy month.
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Cost of Insurance       The monthly cost of     IDS Life                Insurance Protection
                                      insurance times the
                                      total of the death
                                      benefit minus the
                                      policy value plus any
                                      other flat extra
                                      insurance charges.
                                      Cost of Policy Riders
                                      Determined by nature
                                      and amount of IDS Life
                                      Optional  Insurance
                                      riders attached to policy.
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Contingent Deferred     $4 per $1000 of the     IDS Life                Issue and
              Issue and               initial specified                               Underwriting Expenses
              Administrative          amount of the policy,                           at Issue
              Expenses Charge         if it is surrendered
              (Surrender              Charge) during the first
                                      policy years, and then
                                      decreasing  monthly until
                                      it is zero at the end of
                                      its policy years.
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Partial Surrender Fee   $25 (or 2% of the       IDS Life                Transaction Costs
                                      amount surrendered,
                                      if less).
------------- ----------------------- ----------------------- ----------------------- -----------------------



     (2)  Underlying Security.

------------- ----------------------- ----------------------- ----------------------- -----------------------
              Investment Management   The Money Market        IDS Life                Investment management
              Fee                     Portfolio of IDS Life                           and services
                                      Series Fund, Inc.                               described in Agreement
                                      pays a fee on an
                                      annual basis equal to
                                      0.50% of its daily
                                      aggregate average net
                                      assets.

                                      The Equity, Income,
                                      Managed and Government
                                      Securities  Portfolios
                                      of IDS Life Series
                                      Fund,  Inc.  each  pay
                                      a fee on an  annual
                                      basis  equal to  0.70% of
                                      their  aggregate
                                      average daily net assets.

                                      The International
                                      Equity Portfolio of
                                      IDS Life Series Fund,
                                      Inc. pays a fee on an
                                      annual basis equal to
                                      0.95% of its
                                      aggregate average
                                      daily net assets.
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Non-Advisory Charges    IDS Life Series Fund,   IDS Life                Non-Advisory Expenses
                                      Inc. will reimburse                             described in Agreement
                                      IDS Life for non-
                                      advisory expenses.
------------- ----------------------- ----------------------- ----------------------- -----------------------

         (1)  Principal Payments.

------------- ----------------------- ----------------------- ----------------------- -----------------------
Policy 4      Nature of Charge        Amount                  Person to whom          Services
                                                              Paid/Relationship
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Premium Expense Charge  5.0% of each premium    IDS Life                Distribution of
                                      payment.                                        policy; State and
                                                                                      governmental taxes
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Policy Fee              $5 per month for        IDS Life                Administrative Expense
                                      amount below
                                      $250,000, and $0 per
                                      month or amounts
                                      above $250,000, never
                                      to exceed $7.50 per
                                      month.
------------- ----------------------- ----------------------- ----------------------- -----------------------


------------- ----------------------- ----------------------- ----------------------- -----------------------
              Cost of Insurance       The monthly cost of     IDS Life                Insurance Protection
                                      insurance times the
                                      total of the death
                                      benefit minus the
                                      policy value plus any
                                      other flat extra
                                      insurance charges.
                                      Cost of Policy Riders
                                      Determined by nature
                                      and amount of IDS Life
                                      Optional  Insurance
                                      riders attached to policy.
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Partial Surrender Fee   $25 (or 2% of the       IDS Life                Transactional Costs
                                      amount surrendered,
                                      if less.)
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Surrender Charge        Determined based on     IDS Life                Sales, issue and
                                      the insureds age,                               underwriting expense
                                      sex, risk                                       at issue
                                      classification and
                                      initial specified
                                      amount. Remains level
                                      for 5 years and then
                                      decreases monthly
                                      until it is zero at
                                      the end of 10 policy
                                      years.
------------- ----------------------- ----------------------- ----------------------- -----------------------

     (2)  Underlying Security


------------- ----------------------- ----------------------- ----------------------- -----------------------
              Investment Management   The Money Market        IDS Life                Investment management
              Fee                     Portfolio of IDS Life                           and services
                                      Series Fund, Inc.                               described in Agreement
                                      pays a fee on an
                                      annual basis equal to
                                      0.50% of its daily
                                      aggregate average net
                                      assets.

                                      The Equity, Equity Income,
                                      Income, Managed and Government
                                      Securities  Portfolios of
                                      IDS Life Series Fund,  Inc.
                                      each pay a fee on an annual basis
                                      equal to 0.70% of their
                                      aggregate average daily net assets.

                                      The International
                                      Equity Portfolio of
                                      IDS Life Series Fund,
                                      Inc. pays a fee on an
                                      annual basis equal to
                                      0.95% of its
                                      aggregate average
                                      daily net assets.

                                      Putnam VT New Opportunities
                                      Fund Class IA shares  pays a fee
                                      on an  annual  basis of
                                      0.58% of its average daily net assets.

                                      Putnam  VT  High  Yield  Fund -
                                      Class  IB shares  pays a fee on
                                      an  annual  basis of 0.66% of its
                                      average daily net assets.

                                      AIM V.I. Growth and
                                      Income Fund pays a
                                      fee on an annual
                                      basis of 0.63% of its
                                      average daily net
                                      assets.

                                      American Century VP
                                      Value pays a fee on an
                                      annual basis of 1.00% of its
                                      average daily net assets.

                                      Templeton  International
                                      Fund -  Class  2 pays a fee
                                      on an annual basis 0.69% of its
                                      average daily net assets.
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Non-Advisory Expense    IDS Life Series Fund,   IDS Life                Non-Advisory Expenses
              Charges                 Inc. will reimburse                             described in Agreement
                                      IDS Life for non-
                                      advisory expenses.
------------- ----------------------- ----------------------- ----------------------- -----------------------


     (1)  Principal Payments.

------------- ----------------------- ----------------------- ----------------------- -----------------------
Policy 5      Nature of Charge        Amount                  Person to whom          Services
                                                              Paid/Relationship
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Premium Expense Charge  5.0% of each premium    IDS Life                Distribution of
                                      payment.                                        policy; State and
                                                                                      governmental taxes
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Policy Fee              $5 per month for        IDS Life                Administrative Expense
                                      amount below
                                      $250,000, and $0 per
                                      month or amounts
                                      above $250,000, never
                                      to exceed $7.50 per
                                      month.
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Administrative charge   A monthly charge of $   IDS Life                Administrative charge
                                      .07 per $1,000 of the
                                      policy's initial
                                      specified amount.
                                      Insurance Age 15-39
                                      ($.05), Insurance Ages
                                      40-59  ($.06)  and
                                      Insurance  Ages 60 and
                                      over, ($.07).  Never to
                                      exceed the amounts
                                      stated above for the
                                      first ten years and $
                                      .02 for  the  policy's
                                      initial  specified
                                      amount.
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Cost of Insurance       The monthly cost of     IDS Life                Insurance Protection
                                      insurance times the
                                      total of the death
                                      benefit minus the
                                      policy value plus any
                                      other flat extra
                                      insurance charges.
                                      Cost of Policy Riders
                                      Determined by nature
                                      and amount of IDS Life
                                      Optional  Insurance
                                      riders attached to policy.
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Partial Surrender Fee   $25 (or 2% of the       IDS Life                Transactional Costs
                                      amount surrendered,
                                      if less.)
------------- ----------------------- ----------------------- ----------------------- -----------------------
              Surrender Charge        Determined based on     IDS Life                Sales, issue and
                                      the insureds age,                               underwriting expense
                                      sex, risk                                       at issue
                                      classification and
                                      initial specified
                                      amount. Remains level
                                      for 5 years and then
                                      decreases monthly
                                      until it is zero at
                                      the end of 10 policy
                                      years.
------------- ----------------------- ----------------------- ----------------------- -----------------------

     (2)  Underlying Security

Investment management fee paid to IDS Life for Investment management and services described in Agreement.

---------------------------------------------------------- ------------------
                                                           Management
                                                           Fees
---------------------------------------------------------- ------------------
IDS Life Series Fund
     Equity Portfolio                                      .70%
---------------------------------------------------------- ------------------
     Equity Income Portfolio                               .70%
---------------------------------------------------------- ------------------
     Government Securities Portfolio                       .70%
---------------------------------------------------------- ------------------
     Income Portfolio                                      .70%
---------------------------------------------------------- ------------------
     International Equity Portfolio                        .95%
---------------------------------------------------------- ------------------
     Managed Portfolio                                     .70%
---------------------------------------------------------- ------------------
     Money Market Portfolio                                .50%
---------------------------------------------------------- ------------------
AXPSM Variable Portfolio -
     Blue Chip Advantage Fund                              .56%
---------------------------------------------------------- ------------------
     Bond Fund                                             .60%
---------------------------------------------------------- ------------------
     Capital Resource Fund                                 .60%
---------------------------------------------------------- ------------------
     Cash Management Fund                                  .51%
---------------------------------------------------------- ------------------
     Diversified Equity Income Fund                        .56%
---------------------------------------------------------- ------------------
     Emerging Markets Fund                                 1.27%
---------------------------------------------------------- ------------------
     Extra Income Fund                                     .62%
---------------------------------------------------------- ------------------
     Federal Income Fund                                   .61%
---------------------------------------------------------- ------------------
     Global Bond Fund                                      .84%
---------------------------------------------------------- ------------------
     Growth Fund                                           .63%
---------------------------------------------------------- ------------------
     International Fund                                    .83%
---------------------------------------------------------- ------------------
     Managed Fund                                          .59%
---------------------------------------------------------- ------------------
     New Dimensions Fund                                   .61%
---------------------------------------------------------- ------------------
     S&P 500 Index Fund                                    .37%
---------------------------------------------------------- ------------------
     Small Cap Advantage Fund                              .79%
---------------------------------------------------------- ------------------
     Strategy Aggressive Fund                              .60%
---------------------------------------------------------- ------------------
AIM V.I.
     Capital Appreciation Fund                             .62%
---------------------------------------------------------- ------------------
     Capital Development Fund                                --%
---------------------------------------------------------- ------------------
     Growth and Income Fund                                .61%
---------------------------------------------------------- ------------------

---------------------------------------------------------- ------------------
American Century VP
     International                                         1.34%
---------------------------------------------------------- ------------------
     Value                                                 1.00%
---------------------------------------------------------- ------------------
Calvert CVS
---------------------------------------------------------- ------------------
     Social Balanced Portfolio                             .70%
---------------------------------------------------------- ------------------
Fidelity VIP
     III Growth & Income Portfolio (Service Class)         .48%
---------------------------------------------------------- ------------------
     III Mid Cap Portfolio (Service Class)                 .57%
---------------------------------------------------------- ------------------
     Overseas Portfolio (Service Class)                    .73%
---------------------------------------------------------- ------------------
FT VIPT
     Franklin Real Estate Fund - Class 2                   .56%
---------------------------------------------------------- ------------------
     Franklin Value Securities Fund - Class 2              .60%
---------------------------------------------------------- ------------------
     Templeton International Securities Fund - Class 2     .69%
---------------------------------------------------------- ------------------
     Templeton International Smaller Companies Fund -      .85%
     Class 2
---------------------------------------------------------- ------------------
Goldman Sachs VIT
     CORESM Small Cap Equity Fund                          .75%
---------------------------------------------------------- ------------------
     CORESM U.S. Equity Fund                               .70%
---------------------------------------------------------- ------------------
     Mid Cap Value Fund                                    .80%
---------------------------------------------------------- ------------------
Janus Aspen Series
     Aggressive Growth Portfolio: Service Shares           .65%
---------------------------------------------------------- ------------------
     Global Technologies Portfolio: Service Shares         .65%
---------------------------------------------------------- ------------------
     International Growth Portfolio: Service Shares        .65%
---------------------------------------------------------- ------------------
Lazard Retirement Series
     International Equity Portfolio                        .75%
---------------------------------------------------------- ------------------
MFS(R)  VIT
     Growth Series - Service Class                         .75%
---------------------------------------------------------- ------------------
     New Discovery Series - Service Class                  .90%
---------------------------------------------------------- ------------------
Putnam Variable Trust
     Putnam VT High Yield Fund - Class IB Shares           .65%
---------------------------------------------------------- ------------------
     Putnam VT International New Opportunities Fund -      1.08%
     Class IB Shares
---------------------------------------------------------- ------------------
     Putnam VT New Opportunities Fund - Class 1A Shares    .54%
---------------------------------------------------------- ------------------
     Putnam VT Vista Fund - Class IB Shares                .65%
---------------------------------------------------------- ------------------
Royce
     Micro-Cap Portfolio                                   1.25%
---------------------------------------------------------- ------------------
Third Avenue
     Value Portfolio                                       .90%
---------------------------------------------------------- ------------------
Wanger
     International Small Cap                               1.25%
---------------------------------------------------------- ------------------
     U.S. Small Cap                                        .95%
---------------------------------------------------------- ------------------
Warburg Pincus Trust
     Emerging Growth Portfolio                             --%
---------------------------------------------------------- ------------------
     Small Company Growth Portfolio                        .90%
---------------------------------------------------------- ------------------

IDS Life has also entered into certain agreements under which it is compensated by the funds' advisors and/or distributors for the administrative services provided to these funds.

     (3) Distributions.

         Not applicable.  See paragraph (4) below.

     (4) Cumulated or reinvested distributions or income.

         All investment income and other distributions are reinvested in Fund shares at net asset value.

     (5) Redeemed or liquidated assets.

         There are no charges for redeemed or liquidated assets of the Trust's securities.

     (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

     Policy 1-5

         See Item 13(a)(1).

     (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

     Policy 1

     (1) 0% However, this does not take into account the Surrender Charge described in Item 13(a)(1). The surrender charge will not exceed 9% of the Premium.

     (2) 0% However, this does not take into account the Surrender Charge or the other deductions described in Item 13(a)(1).

     Policy 2

     (1) 2.5% However, this does not take into account the Contingent Deferred Sales Charge described in Item 13(a)(1). The Contingent Deferred Sales Charge will not exceed 27.5% of payments up to one Guideline Annual
         Premium plus 6.5% of payments in excess of one Guideline Annual Premium; and 6.5% of any other amounts attributable as premiums after an Increase in Specified Amount.

     (2) 5.0% However, this does not take into account the Contingent Deferred Sales Charge or Contingent Deferred Issue and Administrative Expense Charge or any of the other deductions from Policy Value described in
         Item 13(a)(1).

     Policy 3 and 4

     (1),(2) Sales charge: 7.25% of all premiums paid. However, this does not take into account the Contingent Deferred Issue and Administrative Expense Charge or any of the other deductions from Policy Value described in Item 13(a)(1).

     Premium tax charge:  2.5% of each premium payment.

     Federal tax charge:  1.25% of each premium payment.

     Policy 5

     (1),(2) Premium expense charge: 5% of each premium payment.

     (d) Explain the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee custodian or principal underwriter.

     Not Applicable.

     (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

     Policy 1

     IDS Life deducts a charge which on an annual basis is equal to 0.50% of the average assets of the Subaccounts as a mortality and expense risk charge.

     IDS Life deducts a charge which on an annual basis is equal to 0.15% of the average assets of the Subaccounts as a minimum death benefit guarantee risk charge.

     IDS Life reserves the right to charge the Subaccounts for any tax liability it may incur because of the operations of the Accounts regardless of whether or not tax is actually paid by IDS Life.

     Policy 2

     IDS Life deducts a Mortality and Expense Risk Charge, which is equal on an annual basis to 0.90% of the average assets of the Subaccounts. This charge is needed to reimburse IDS Life for assuming certain mortality and expense risks under the Policy.

     IDS Life deducts a Transaction Charge, currently equal on an annual basis to 0.25% of the average assets of the Subaccounts investing in the Trusts. IDS Life may increase this charge in the future but not to more than 0.50%. This is a cost-based charge needed to reimburse IDS Life for amounts paid to Smith Barney, Inc. on the sale of Trust units to the Variable Account.

     IDS Life reserves the right to charge the Subaccounts for any tax liability it may incur because of the operations of the Subaccounts, regardless of whether or not the tax is actually paid by IDS Life.

     Policy 3

     Mortality and expense risk charge

     This charge applies only to the subaccounts and not to the fixed account. It is equal, on an annual basis, to 0.9% of the daily net asset value of the subaccounts -- a level guaranteed for the life of the policy. Computed daily, the charge compensates IDS Life for:

         o Mortality risk -- the risk that the cost of insurance charge will be insufficient to meet actual claims.

         o   Expense  risk -- the risk that the  policy  fee and the  contingent
             deferred   issue  and   administration   expense   charge   may  be
             insufficient to cover the cost of administering the policy.

         IDS Life reserves the right to make such a charge in the future if there is a change in the tax treatment of variable life insurance contracts or in IDS Life's tax status as we currently understand it.

     Policy 4

     Mortality and expense risk charge

     This charge applies only to the subaccounts and not to the fixed account. It is equal, on an annual basis, to 0.9% of the average daily net asset value of the subaccounts for the first 10 policy years and 0.45% thereafter. IDS Life reserves the right to charge up to 0.9% for all policy years. Computed daily, the charge compensates IDS Life for:

         o Mortality risk -- the risk that the cost of insurance charge will be insufficient to meet actual claims.

         o Expense risk -- the risk that the policy fee and the surrender charge may be insufficient to cover the cost of administering the policy.

     Any profit from the mortality and expense risk charge would be available to IDS Life for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the premium expense charge and surrender charges. IDS Life will make up any further deficit from its general assets.

     (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(b) through the sale or purchase of the trust's securities or interests in underlying securities, and described fully the nature and extent of such profits or benefits.

     Not as principal underwriter or depositor will IDS Life, nor any affiliated person of IDS Life, receive any profit or other benefit not included in the answer to Item 13(a) or 13(b) through the sale or purchase of the policy or fund shares, except that IDS Life will pay to American Express Financial
     Corporation a fee equal on an annual basis to 0.25% (0.50% for International Equity Portfolio) of the Fund's average net assets for investment advice relative to the Fund under an Investment Advisory Agreement between American Express Financial Corporation and IDS Life.

     American Express Trust Company will receive certain fees indirectly from the Fund. The fees will be comparable to the fees received by custodians which hold the assets of other mutual funds.

     (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust, bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

     Not applicable.

     (h) For life insurance company separate accounts registered as unit investment trusts issuing variable life insurance contracts:

     If proceeds from explicit sales loads will not cover the expected costs of distributing the contracts, identify the source from which the shortfall, if any, will be paid. If any shortfall is to be made up from assets from the Insurance Company's general account, disclose, if applicable, the extent to which any amounts paid by the Insurance Company may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the account.

     Policy 1, 2, and 3

     Mortality and expense risk charge

     This charge applies only to the subaccounts and not to the fixed account. It is equal, on an annual basis, to 0.9% of the daily net asset value of the subaccounts -- a level guaranteed for the life of the policy. Computed daily, the charge compensates IDS Life for:

     o Mortality risk -- the risk that the cost of insurance charge will be insufficient to meet actual claims.

     o Expense risk -- the risk that the policy fee and the contingent deferred issue and administration expense charge may be insufficient to cover the cost of administering the policy.

     Any profit from the mortality and expense risk charge would be available to IDS Life for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the sales charges. Any further deficit will have to be made up from IDS Life's general assets.

     Policy 4 and 5

     Mortality and expense risk charge

     This charge applies only to the subaccounts and not to the fixed account. It is equal, on an annual basis, to 0.9% of the daily net asset value of the subaccounts for the first 10 policy years and 0.45% thereafter. IDS Life reserves the right to charge up to 0.9% for all policy years. Computed daily, the charge compensates IDS Life for:

     o Mortality risk -- the risk that the cost of insurance charge will be insufficient to meet actual claims.

     o Expense risk -- the risk that the policy fee and the surrender charge may be insufficient to cover the cost of administering the policy.

     Any profit from the mortality and expense risk charge would be available to IDS Life for any proper corporate purpose including, among others, payment of sales and distribution expenses, which IDS Life does not expect to be covered by the premium expense charge and surrender charges. Any further deficit will have to be made up from IDS Life's general assets.

     Information Concerning the Operations of the Trust

14. Describe the procedure with respect to applications (if any), and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     A person desiring to purchase a Policy must complete an application on a form provided by IDS Life and submit it to the Home Office of IDS Life. If the applicant meets the prescribed standards, a Policy will be issued.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Policy 1

     The Owner determines in the application what portions, if any, of the premium are to be allocated to each of the Subaccounts. Until the date that a policy is mailed from IDS Life's Home Office for delivery to the Owner, the premium received by IDS Life is held in IDS Life's general account. When a Policy is mailed, the Policy Value will reflect the performance of Subaccount R, which invests in the Money Market Portfolio of IDS Life Series Fund, from the date the premium was received. On the date that a Policy is mailed from IDS Life's Home Office for delivery to the Owner, the Policy Value will be allocated to one or more of the Subaccounts, in accordance with the allocation instructions received from the Owner in the application. Each of the Subaccounts invests exclusively in the shares of a different Portfolio of the Fund or units of the Trust. The net investment results of each Subaccount vary with the investment experience of its underlying Fund Portfolio or valuation of Trust units. For each of the Subaccounts, a unit price will be calculated daily by adding all investment earnings of the Subaccount and deducting specified charges. Thus, the value of each Policy varies with the investment performance of the underlying Fund Portfolio(s) or valuation of the Trust unit(s).

     Policy 2

     The Owner determines in the application what portions, if any, of the premiums are to be allocated to each of the Subaccounts of the Variable Account, the Fixed Account or both. Until the date that an application is approved by IDS Life's Home Office underwriting department, the premiums received by IDS Life are held in IDS Life's Fixed Account and interest at the current Fixed Account rate is credited on the net premiums (gross premium received minus the Premium Expense Charge). As of the date that IDS Life's Home Office underwriting department approves the application, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or one or more of the subaccounts, in accordance with the allocation instructions received from the Owner in the application. At that time, the various loads, fees, charges and expenses will begin to be assessed.

     Policy 3, 4 and 5

     The Owner determines in the application what portions, if any, of the premiums are to be allocated to each of the Subaccounts of the Variable Account, the Fixed Account or both. Until the date that an application is approved by IDS Life's Home Office underwriting department, the premiums received by IDS Life are held in IDS Life's Fixed Account and interest at the current Fixed Account rate is credited on the net premiums (gross premium received minus the Premium Expense Charge). As of the date that IDS Life's Home Office underwriting department approves the application, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or one or more of the subaccounts, in accordance with the allocation instructions received from the Owner in the application. At that time, the various loads, fees, charges and expenses will begin to be assessed.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Policy 1

     The Owner determines in the application what portions, if any, of the premium are to be allocated to each of the Subaccounts. Until the date that a policy is mailed from IDS Life's Home Office for delivery to the Owner, the premium received by IDS Life is held in IDS Life's general account. When a Policy is mailed, the Policy Value will reflect the performance of Subaccount R, which invests in the Money Market Portfolio of IDS Life Series Fund, from the date the premium was received. On the date that a Policy is mailed from IDS Life's Home Office for delivery to the Owner, the Policy Value will be allocated to one or more of the Subaccounts in accordance with the allocation instructions received from the Owner in the application. For amounts allocated to the Subaccounts, IDS Life applies the Policy

     Value so allocated to the purchase of Fund shares or units of the Trust at their net asset value determined as of the end of the valuation period during which the written directions to make the allocation are received by IDS Life at its Home Office. Fund shares or units of the Trust may be redeemed by IDS Life to permit the payment of insurance benefits, amounts requested for surrender, loan payments, interest charges on loans, surrender charges and fees and other purposes contemplated by the Policy.

     Policy 2

     The Owner determines in the application what portions, if any, of the premiums are to be allocated to each of the Subaccounts of the Variable Account, the Fixed Account or both. Until the date that an application is approved by IDS Life's Home Office underwriting department, the premiums received by IDS Life are held in IDS Life's Fixed Account and interest at the current Fixed Account rate is credited on the net premiums (gross premium received minus the Premium Expense Charge). As of the date that IDS Life's Home Office underwriting department approves the application, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or one or more of the Subaccounts, in accordance with the allocation instructions received from the Owner in the application. For amounts allocated to the Subaccounts, IDS Life applies the Policy Value so allocated to the purchase of Fund shares or units of the Trust at their net asset value determined as of the end of the Valuation Period during which the written directions to make the allocation are received by IDS Life at its Home Office. Fund shares or units of the Trust may be redeemed by IDS Life to permit the payment of insurance benefits, amounts requested for surrender, loan payments, interest charges on loans, surrender charges and fees and other purposes contemplated by the Policy.

     Policy 3, 4 and 5

     The Owner determines in the application what portions, if any, of the premiums are to be allocated to each of the Subaccounts of the Variable Account, the Fixed Account or both. Until the date that an application is approved by IDS Life's Home Office underwriting department, the premiums received by IDS Life are held in IDS Life's Fixed Account and interest at the current Fixed Account rate is credited on the net premiums (gross premium received minus the Premium Expense Charge). As of the date that IDS Life's Home Office underwriting department approves the application, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or one or more of the Subaccounts, in accordance with the allocation instructions received from the Owner in the application. For amounts allocated to the Subaccounts, IDS Life applies the Policy Value so allocated to the purchase of Fund shares or units of the Trust at their net asset value determined as of the end of the Valuation Period during which the written directions to make the allocation are received by IDS Life at its Home Office. Fund shares or units of the Trust may be redeemed by IDS Life to permit the payment of insurance benefits, amounts requested for surrender, loan payments, interest charges on loans, surrender charges and fees and other purposes contemplated by the Policy.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

     Any surrender by an Owner may be made by a request in writing to the Home Office of IDS Life. IDS Life will determine the Surrender Value as of the end of the Valuation Period during which the request is received. See the response to item 13(a) for information concerning surrender charges and fees. The Surrender Value will be paid within seven days after the Owner's written request is received by IDS Life at its Home Office, however IDS Life reserves the right to defer any payment of Surrender Value (1) which derives from a Premium Payment made by a check which has not cleared the banking system (good payment has been collected), or (2) if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) trading on the Exchange is restricted; (c) an emergency exists such that it is (b)not reasonably practical to dispose of securities held in the Variable Account or to determine the value of the Variable Account's net assets; or (d) the Securities and Exchange Commission by order so permits for the protection of security holders. Conditions described in (b) and (c) will be decided by or in accordance with rules of the Securities and Exchange Commission.

     Any surrenders of the Policy Value from the Fixed Account may be postponed for up to 6 months, in Policy 2, Policy 3, Policy 4 and Policy 5. If IDS Life postpones payment for more than 30 days, interest at an annual rate of 3 percent will be paid on the amount surrendered for the period of postponement.

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

     IDS Life is required to honor surrender requests as described in Items 10(c) and 17(a).

     The Fund is required to redeem Fund shares at net asset value at the request of IDS Life, and to make payment therefor to the Variable Account within seven days of the receipt of the redemption request. The Trust is required to redeem Trust units at net asset value at the request of IDS Life, and to make payment therefor to the Variable Account within seven days of the receipt of the redemption request.

     (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

     A totally surrendered Policy will be canceled.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

     All income and other distributable funds of each Subaccount investing in the Fund are reinvested in shares of the appropriate Fund Portfolio and are added to the assets of that Subaccount. For Trust units, all investment income and other distributions, if any, are held in the Trust.

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Not applicable.

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

     At the present time, IDS Life does not intend to establish any reserves for federal income taxes which may be attributable to the Variable Account.

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed here with. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof.

     Not applicable.

19. Describe the procedure with respect to keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

     IDS Life has primary responsibility for all administration of the Policy and will maintain the records and books of the Variable Account.

     Included in these records are the name, address, taxpayer identification number and other pertinent information for each Owner, and the number and Policy Value records of each Policy. IDS Life will also keep, as custodian, the records of all securities transactions entered into with the Fund and the Trust for the purchase and sale of the Fund shares or Trust units by the Variable Account.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a) Amendments to such indenture or agreement.

         Not applicable.

     (b) The extension or termination of such indenture or agreement.

         Not applicable.

     (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

         Not applicable.

     (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

         Not applicable.

     (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

         There are no provisions relating to the appointment of a successor depositor.

     (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

         There are no provisions regarding the removal or resignation of IDS Life, nor its failure to perform its duties, obligations, and functions as depositor.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

     Policy 1

     After the first Policy Year, the Owner may obtain a loan from the Company by sending a Written Request.

     The loan value of the Policy is the only security required. The policy loan rate is 5.0% per annum payable in advance. The Owner may borrow an amount up to 90% of the total Policy Value less Surrender Charges. Interest to pay for the loan until the next policy anniversary will be included in determining the maximum loan value. IDS Life will compute the Loan Value as of the end of the Valuation Period during which the loan request is received at its Home Office.

     The Loan Value of the Variable Account will be paid within seven days after the Owner's written request is received by IDS Life at its Home Office, however IDS Life reserves the right to defer any payment of Loan Value (1) which derives from a Premium Payment made by a check which has not cleared the banking system (good payment has been collected), or (2) if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) trading on the Exchange is restricted; (c) an emergency exists such that it is not reasonably practical to dispose of securities held in the Account or to determine the value of the Account's net assets; or (d) the Securities and Exchange Commission by order so permits for the protection of security holders. Conditions described in (b) and (c) will be decided by or in accordance with the rules of the Securities and Exchange Commission.

     Policy 2

     The Owner may obtain a loan from the Company by sending a Written Request. The loan value of the Policy is the only security required. The policy loan rate is 6.1 percent per annum payable in advance. For policies purchased on or after May 1, 1993 (October 1, 1993 for New Jersey), IDS Life expects to reduce the loan interest rate after a policy's 10th anniversary to 4.3% payable in advance. The Owner may borrow an amount up to 85 percent of the total Policy Value less Surrender Charges. Interest to pay for the loan until the next policy anniversary will be included in determining the maximum loan value. IDS Life will compute the Loan Value as of the end of the Valuation Period during which the loan request is received at its Home Office. The Owner also may request a loan by calling IDS Life. IDS Life has the authority to honor any telephone loan request believed to be authentic. IDS Life is not responsible for determining the authenticity of such calls. A loan request received before 3 p.m. Central time (which is 4 p.m. New York time) will be processed the same day.

     The Loan Value of the Variable Account will be paid within seven days after the Owner's written request is received by IDS Life at its Home Office, however IDS Life reserves the right to defer any payment of Loan Value (1) which derives from a Premium Payment made by a check which has not cleared the banking system (good payment has been collected), or (2) if (a) the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) trading on the Exchange is restricted; (c) an emergency exists such that it is not reasonably practical to dispose of securities held in the Account or to determine the value of the Account's net assets; or (d) the Securities and Exchange Commission by order so permits for the protection of security holders. Conditions described in (b) and (c) will be decided by or in accordance with rules of the Securities and Exchange Commission. Any loans from the Fixed Account may be delayed up to six months from the date IDS Life receives the request.

     Policy 3

     Policy loans

     The owner may borrow against their policy by written or telephone request. A loan request received before close of business will be processed the same day. A request received after close of business will be processed the following business day. (Loans by telephone are limited to $50,000).

     Interest rate: The interest rate for policy loans is 6% per year. After the policy's 10th anniversary we expect to reduce the loan interest rate to 4% per year. Interest is charged daily and due at the end of the policy year.

     Minimum loan:  $500 ($200 for Connecticut residents) or the remaining loan value, whichever is less.

     Maximum loan:

         o In Texas, 100% of the policy value in the fixed account, minus a pro rata portion of surrender charges.
         o     In Virginia,  90% of the policy value minus surrender  charges.
         o     In Alabama,  100% of the policy value minus  surrender  charges.
         o In all other states, 85% of the policy value minus surrender charges.

     IDS Life will compute the maximum loan value as of the end of the valuation period during which we receive your loan request. The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. In doing so, IDS Life reserves the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that will be taken until the next policy anniversary.

     Payment of loaned funds: Generally, IDS Life will pay loans within seven days after IDS Life receives the owner's request.

     Repayments: Loan repayments will be allocated to subaccounts and/or the fixed account using the premium allocation percentages in effect unless the owner tells IDS Life otherwise. Repayments must be in amounts of at least $50.

     Deferral of payments:

     IDS Life reserves the right to defer payments of policy loans if:

         o the payments derive from a premium payment made by a check that has not cleared the banking system (good payment has not been collected);
         o the NYSE is closed (other than customary weekend and holiday closings);
         o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

     Any loans from the fixed account may be delayed up to six months from the date IDS Life receives the request. If IDS Life postpones the payment of surrender proceeds more than 30 days, IDS Life will pay the owner interest on the amount surrendered at an annual rate of 3% for the period of postponement.

     Policy 4

     Policy loans

     The Owner may borrow against the policy by written or telephone request. IDS Life will process the loan request at the end of the valuation period during which the request is received. (Loans by telephone are limited to $50,000.)

     Interest rate: The interest rate for policy loans is 6% per year. After the 10th anniversary IDS Life expects to reduce the loan interest to 4% per year. Interest is charged daily and due at the end of the policy year.

     Minimum loan: $500 ( $200 for Connecticut residents) or the remaining loan value, whichever is less.

     Maximum loan:

         o In Texas, 100% of the policy value in the fixed account, minus a pro rata portion of surrender charges.

         o In Alabama, 100% of the policy value minus surrender charges.

         o In all other states, 90% of the policy value minus surrender charges.

     IDS Life will compute the maximum loan value as of the end of the valuation period during which it receives the loan request. The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. When IDS Life computes the amount available IDS Life reserves the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that IDS Life will take until the next policy anniversary.

     Payment of loaned funds: Generally, IDS Life will pay loans within seven days after it receives the request.

     Allocation of loans to accounts: If the owner does not specify whether the loan is to come from the fixed account or the subaccounts, IDS Life will take it from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When IDS Life makes a loan from a subaccount, IDS Life redeems accumulation units and tranfers the proceeds into the fixed account. IDS Life will credit the loaned amount with 4.0% annual interest.

     Repayments: IDS Life will allocate to subaccounts and/or the fixed account using the premium allocation percentages in effect unless the owner tells us otherwise. Repayments must be in amounts of at least $25.

     Policy 5

     Policy loans

     The Owner may borrow against the policy by written or telephone request. IDS Life will process the loan request at the end of the valuation period during which the request is received. (Loans by telephone are limited to $50,000.)

     Interest rate: The interest rate for policy loans is 6% per year. After the 10th anniversary IDS Life expects to reduce the loan interest to 4% per year. Interest is charged daily and due at the end of the policy year.

     Minimum loan: $500 ( $200 for Connecticut residents) or the remaining loan value, whichever is less.

     Maximum loan:

         o In Texas, 100% of the policy value in the fixed account, minus a pro rata portion of surrender charges.

         o In Alabama, 100% of the policy value minus surrender charges.

         o In all other states, 90% of the policy value minus surrender charges.

     IDS Life will compute the maximum loan value as of the end of the valuation period during which it receives the loan request. The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. When IDS Life computes the amount available IDS Life reserves the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that IDS Life will take until the next policy anniversary.

     Payment of loaned funds: Generally, IDS Life will pay loans within seven days after it receives the request.

     Allocation of loans to accounts: If the owner does not specify whether the loan is to come from the fixed account or the subaccounts, IDS Life will take it from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When IDS Life makes a loan from a subaccount, IDS Life redeems accumulation units and tranfers the proceeds into the fixed account. IDS Life will credit the loaned amount with 4.0% annual interest.

     Repayments: IDS Life will allocate to subaccounts and/or the fixed account using the premium allocation percentages in effect unless the owner tells us otherwise. Repayments must be in amounts of at least $50.

     Deferral of payments:
     IDS Life reserves the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:

     o the payments derive from a premium payment made by a check that has not cleared the banking system (IDS Life has not collected good payment);

     o   the NYSE is closed (other than customary weekend and holiday closings);

     o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

     IDS Life may delay the payment of any loans or surrenders from the fixed account up to six months from the date IDS Life receives the request. If IDS Life postpones the payment of surrender proceeds more than 30 days, it will pay the owner interest on the amount surrendered at an annual rate of 3% for the period of postponement.

     21. (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

     Policy 1

     If it is not specified from which Subaccounts the loan is to be made, the loan will be made from the Subaccounts in the same proportion as the value in each Subaccount bears to the total Policy Value, less Indebtedness.

     A loan from the Subaccounts will result in Accumulation Units being redeemed and the Proceeds transferred from the Subaccounts into IDS Life's General Account. Repayments will be transferred into the Subaccounts. Loan repayments must be in amounts of at least $50. Loan repayments will be allocated to the Subaccounts using the premium allocation percentages in effect unless the Owner tells IDS Life otherwise.

     If additional interest accrues to the Policy loan and is not paid when due, IDS Life will increase the amount of Indebtedness in the General Account to cover the amount of such additional interest. The interest added to a Policy loan will be charged the same interest rate as the loan. IDS Life will allocate the amount of the additional interest among the Subaccounts, using the monthly deduction allocation percentages. If the value in any one of the Subaccounts is insufficient to pay the additional interest so allocated, the entire additional interest will be deducted from each of the Subaccounts in the same proportion as the value in each Subaccount bears to the total Policy Value less Indebtedness.

     IDS Life will credit the loaned amount with 4% annual interest.

     Policy 2

     If it is not specified whether the loan is to be made from the Fixed Account or the Subaccounts, the loan will be made from the subaccounts and the Fixed Account in the same proportion as the value in each subaccount and the Fixed Account bears to the total policy value, less indebtedness.

     A loan from the subaccounts will result in accumulation units being redeemed and the proceeds transferred from the subaccounts into IDS Life's fixed account. Repayments will be transferred into the Fixed Account and/or the subaccounts. Loan repayments must be in amounts of at least $25. Loan repayments will be allocated to subaccounts and/or the Fixed Account using the premium allocation percentages in effect unless the Owner tells IDS Life otherwise.

     If additional interest accrues to the Policy loan and is not paid when due, IDS Life will increase the amount of indebtedness in the fixed account to cover the amount of such additional interest. The interest added to a policy loan will be charged the same interest rate as the loan. IDS Life will allocate the amount of the additional interest among the Fixed Account and/or the subaccounts, using the monthly deduction allocation percentages. If the value in the Fixed Account or any one of the subaccounts is insufficient to pay the additional interest so allocated, the entire additional interest will be deducted from the Fixed Account and each of the subaccounts in the same proportion as the value in the Fixed Account and each subaccount bears to the total policy value, less indebtedness.

     IDS Life will credit the loaned amount with 4.50 percent annual interest.

     Policy 3

     Allocation of loans to accounts: If the owner does not specify whether the loan is to come from the fixed account or the subaccounts, it will be made from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When a loan is made from a subaccount, accumulation units are redeemed and the proceeds transferred into the fixed account. IDS Life will credit the policy value loaned with 4% annual interest. (See Repayments Section under 21(a) Policy 3).

     Overdue interest: If accrued interest is not paid when due, IDS Life will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. IDS Life will take such interest from the fixed account and/or subaccounts, using the monthly deduction allocation percentages. If the value in the fixed account or any subaccount is not enough to pay the interest so allocated, all of the interest will be taken from all of the accounts in proportion to their value, minus indebtedness.

     Effects of policy loans: If the owner does not repay their loan, it will reduce the death benefit and policy value. Even if the owner does repay it, their loan can have a permanent effect on death benefits and policy values, because money borrowed against the subaccounts will not share in the investment results of the relevant portfolio(s). A loan may terminate the DBG-85 or the DBG-100. The loan amount is deducted from the total premiums paid, which may reduce the total below the level required to keep the DBG-85 or the DBG-100 in effect.

     Policy 4

     Allocation of loans to accounts: If the owner does not specify whether the loan is to come from the fixed account or the subaccounts, IDS Life will take it from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When IDS Life makes a loan from a subaccount, IDS Life redeems accumulation units and the proceeds transferred into the fixed account. IDS Life will credit the loaned amount with 4.0% annual interest.

     Overdue interest: If the owner does not pay accrued interest when it is due, IDS Life will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. IDS Life will take such interest from the fixed account and/or subaccounts, using the monthly deduction allocation percentages. If the value in the fixed account or any subaccount is not enough to pay the allocated interest IDS Life will take all of the interest from all of the accounts in proportion to their value, minus indebtedness.

     Effects of policy loans: If the owner does not repay the loan, it will reduce the death benefit and cash surrender value. Even if the owner does repay it, the loan can have a permanent effect on death benefits and policy values, because money borrowed against the subaccounts will not share in the investment results of the relevant portfolio(s)

     21. (c) If such loans are made, furnish the aggregate amounts of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

     For Policy 1, 2, 3 and 4 the outstanding loan balance for fiscal year 2000 was $136,963,440.02 and the amount of interest collected was $6,208,732.42.

     No loans were in default for Policy 1, Policy 2, Policy 3 or Policy 4.

     For Policy 5 there was no outstanding loan balance.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

     Not applicable.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

     The officers, employees and sales force of IDS Life are bonded in the amount of $100 million, by virtue of a blanket fidelity bond issued by Saint Paul Fire and Marine to IDS Life's parent, American Express Financial Corporation. Saint Paul Fire and Marine provides the first $30 million. An additional $15 million in fidelity coverage is extended by a second policy issued by Vigilant Insurance Co. to the directors, officers, and employees of IDS Life. An additional $20 million in fidelity coverage is extended by a third policy issued by National Union to the directors, officers, and employees of IDS Life. An additional $4 million in fidelity coverage is extended by a fourth policy issued by Saint Paul Fire and Marine to the directors, officers, and employees of IDS Life. An additional $11.5 million in fidelity coverage is extended by a fifth policy issued by Continental to the directors, officers, and employees of IDS Life. An additional $12.5 million in fidelity coverage is extended by a sixth policy issued by Gulf Insurance Company to the directors, officers, and employees of IDS Life. An additional $7 million in fidelity coverage is extended by a final policy issued by Reliance Insurance Company to the directors, officers and employees of IDS Life.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

     The Owner may assign the Policy at any time. No such assignment is effective as to IDS Life, however, unless it is filed with IDS Life at its Home Office for recording.
                                      III.

           ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

     IDS Life is a stock life insurance company organized under Minnesota law on August 7, 1957. Prior to April 2, 1973, IDS Life was called Investors Syndicate Life Insurance and Annuity Company.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.


Policy 1-4

------------- --------------- --------------- ---------------- -------------- ------------- -----------------
              Total
              purchase                                         Amount of      Amount of
              payments by     Amount of       Amount of        management     other fees    Aggregate gross
Year          security        sales load      administration   fees recevied  received      amount of load,
received      holders         received        fees received                                 fees, etc.
------------- --------------- --------------- ---------------- -------------- ------------- -----------------
1998           $367,730,708    $17,963,810     $100,517,040    0              0              $486,211,558
------------- --------------- --------------- ---------------- -------------- ------------- -----------------
1999            431,661,555     19,803,247      125,172,128    0              0               576,636,930
------------- --------------- --------------- ---------------- -------------- ------------- -----------------
2000            532,504,802     17,643,336      157,399,864    0              0               707,548,002
------------- --------------- --------------- ---------------- -------------- ------------- -----------------

     Policy 5

     Not applicable

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

     The underlying investment companies, IDS Life Series Fund, Inc. and American Express(R) Variable Portfolio Funds, pay IDS Life for managing its portfolio, providing administrative services, and serving as transfer agent. For fiscal year 2000, the aggregate amount of this management fee was $173,833,673.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding cessation.

     IDS Life conducts a conventional life insurance business in addition to a variable annuity business. IDS Life conducts this business in 49 states and the District of Columbia. A wholly owned subsidiary of IDS Life, IDS Life Insurance Company of New York, conducts a substantially identical business in New York.

     IDS Life is investment manager and underwriter of IDS Life Variable Annuity Fund A and IDS Life Variable Annuity Fund B, both of which are registered management investment companies.

     IDS Life is also the investment manager and underwriter of IDS Life Investment Series, Inc. IDS Life Special Income Fund, Inc., IDS Life Moneyshare Fund, Inc., and IDS Life Managed Fund, Inc.

     These funds support a number of unit investment trusts sponsored by IDS Life and its affiliates.

     Officials and Affiliated Persons of Depositor

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with Power to vote 5% or more of the outstanding voting securities of the depositor.

     Not applicable.

     (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

     Directors.

     The directors of IDS Life, together with their principal occupation during the last five years, are shown below.

Name and Address                      Principal Occupation

Richard W. Kling                      President and chief  executive  officer
70100 AXP Financial  Center           since  December  2000; director since
Minneapolis, MN                       February 1984;  president since March
                                      1994, executive vice president, Marketing
                                      and Products from January   1988   to
                                      March   1994,   Vice president,  AEFC,
                                      since May 1994; director of IDS Life
                                      Series Fund, Inc. and chairman of the
                                      board  of  managers  of  IDS  Life
                                      Variable Annuity Funds A and B.

Paul F. Kolkman                       Director since May 1984;  executive vice
70100 AXP Financial Center            president since March 1994; vice
Minneapolis, MN                       president,  Finance from May 1984 to March
                                      1994.

Pamela J. Moret                       Chairman of the board since December 2000;
70100 AXP Financial Center            director since March 2000; executive  vice
Minneapolis,  MN                      president - Variable  Assets since April
                                      1997; vice president, AEFC - Retail
                                      Service Group, AEFC, from 1996 to 1997;
                                      vice president - Communications, AEFC,
                                      from 1993 to 1996.

Barry J. Murphy                       Director and executive vice president,
70100 AXP Financial Center            Client  Service,  since March 1994.
Minneapolis, MN

Stuart A. Sedlacek                    Executive vice president since December
70100 AXP  Financial  Center          2000;  director since January  1998;
Minneapolis,  MN                      senior  vice  president  and chief
                                      financial  officer of AEFC from January
                                      1998 to December 2000. Vice president,
                                      Assured Assets, AEFC from 1994 to 1997.

     Principal Officers.

     The following are principal officers of IDS Life. Each officer serves at the pleasure of the Board of Directors.

     Jeffrey S. Horton
     Assistant secretary since December 2000; vice president, treasurer since December 1997; vice President and corporate treasurer, AEFC, since December 1997; controller, American Express Technologies Financial Services, AEFC, from July 1997 to December 1997; Controller, Risk Management Products, AEFC, from June 1990 to May 1994.

     Timothy S. Meehan
     Secretary since December 2000; senior counsel and secretary, AEFC, since October 1995; counsel, AEFC, from 1990 to 1995.

     Teresa J. Rasmussen
     Vice president and general counsel since December 2000; vice president and group counsel from October 1995 to August 2000.

     Philip C. Wentzel
     Vice president and controller since 1998; vice president - Finance, Risk Management Products, AEFC since 1997; and director of financial reporting and analysis from 1992 to 1997.

Companies Owning Securities of Depositor

29. Furnish as at latest practicable date the following information with respect to each Company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

     IDS Life, a Minnesota corporation, is a wholly owned subsidiary of American Express Financial Corporation; American Express Financial Corporation, a Delaware corporation, is a wholly owned subsidiary of American Express Company, American Express Tower, World Financial Center, New York, New York 10285.

     Controlling Persons

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42 who directly or indirectly controls the depositor.

     None.

Compensation of Officers and Directors of Depositor

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration:

         The three highest received in total $9,877,011, Deborah L. Pederson, Barry J. Murphy, Richard W. Kling.

     (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries:

     $11,305,195 in total excluding the amount in 31(a).

     (c) indirectly or through subsidiaries to each of the officers or partners of the depositor:

     2000 - $26,314,137.

Compensation of Directors

32. Furnish the following information with respect to the remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) the aggregate direct remuneration to directors:

     $21,182,206

     (b) indirectly or through subsidiaries to directors:

      See Item 32(a).

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

     Not applicable - see Item 31.

     (b) Furnish the following information with respect to remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not ln supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to the predominant type of work.

     Not applicable - see Item 31.

Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any persons (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceed $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

     Not applicable - see Item 31.

                                       IV.

                    DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

35.  Furnish the names of the states in which  sales of the  trust's  securities
     (A) are currently  being made,  (B) are presently  proposed to be made, and
     (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

     IDS Life no longer sells Policy 1. IDS Life currently sells Policy 2-4, and intends to sell Policy 5 in the District of Columbia and all states except New York.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month, describe briefly the reasons for such suspension.

     Not applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any Federal or state governmental officer, agency or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc., and which denial was subsequently rescinded.

     (1) Name of officer, agency or body.

     (2) Date of denial.

     (3) Brief statement of reasons given for denial.

     Not applicable.

     (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any Federal or state governmental officer, agency or regulatory body.

     (1) Name of officer, agency or body.

     (2) Date of revocation.

     (3) Brief statement of reason given for revocation.

     Not applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

     IDS Life may be deemed to be the principal underwriter of the Policy and will perform all sales and administrative duties. IDS Life will distribute the Policy through a sales force it shares with American Express Financial Advisors Inc. IDS Life is itself a registered broker/dealer, and is a member of the National Association of Securities Dealers, Inc. (NASD). Members of the IDS Life sales force are trained and licensed to sell both the conventional insurance products of the Company, as well as its variable life insurance and annuity contracts.

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

     Not applicable.

     (c) State the substance of any current agreement or arrangements of each principal underwriter with dealers, agents, salesmen, etc., with respect to commissions, and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

     Policy 1

     IDS Life will pay a commission not to exceed 3% of the single premium in the first Policy Year, .10% of the single premium in the Second Policy Year, .20% of the single premium in the third Policy Year, .30% of the single premium in the fourth Policy Year, and .05% of the Policy Value in Policy Years 5 through 11, to its sales representatives for sales of the Policy, if the Policy is not lapsed, surrendered or terminated as a result of the Insured's death. IDS Life will also pay on an approximate basis a total of 27% of the selling representative's commission to the Divisional and District Sales Managers of the selling representative.

     Policy 2

     IDS Life will pay a commission of up to 50 percent of the Initial Minimum Monthly Premium (annualized) when the Policy is sold, plus up to 3 percent of all premiums in excess of twelve times the Minimum Monthly Premium. At the end of policy years 4 through 10, IDS Life will pay .05 percent of the policy value, net of indebtedness Additional commissions will be paid if an increase in coverage occurs. IDS Life will also pay approximately 27 percent of the total representative's commission to the Division and District Sales Managers of the selling representative.

     Policy 3

     IDS Life will pay a  commission  of up to 50 percent of the Initial  Target
     Premium (annualized) when the policy is sold, plus 2 percent of all premiums in excess of the target premium. Each calendar quarter the policy is in force, IDS Life will pay .03125 percent of the policy value, net of indebtedness. IDS Life will also pay approximately 17 percent of the total representative's commission to the Division and Sales Managers of the selling representative.

     Policy 4

     IDS Life will pay a commission of up to 50 percent of the initial Target Premium (annualized) when the policy is sold, plus up to 3 percent of all premiums in excess of the target premium. Each calendar quarter the policy is in force, IDS Life will pay .0125 percent of the policy value, net of indebtedness. Additional commissions will be paid if an increase in coverage occurs. IDS Life will also pay approximately 27 percent of the total representative's commission to the Division and District Sales Manager of the selling representative.

     Policy 5

     IDS Life pays its representatives a commission of up to 50% of the initial target premium (annualized) in the first three years when the policy is sold, plus 2% of all premiums in excess of the target premium. Each year, IDS Life pays a service fee not greater than 0.3% of the policy value, net of indebtedness. IDS Life also pays additional commissions if an increase occurs. IDS Life also pays approximately 27% of the total representative's commission to the field vice presidents and district sales managers of the selling representative.

Information Concerning Principal Underwriter

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

     See Item 25.

     (b)  State  whether  any  principal  underwriter   currently   distributing
     securities of the trust is a member of the National Association of Securities Dealers, Inc.

     IDS Life is a member of the NASD.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statement filed herewith.

     See Item 26(a).

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

     (1) The nature of such fee or participation.

     (2) The name of the person making payment.

     (3) The nature of the services rendered in consideration for such fee or participation.

     (4) The aggregate amount received during the last financial year covered by the financial statements filed herewith.

     See Item 26(b).

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

     See Item 27.

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

     Not applicable.

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith by such salesmen in such year.

     Not applicable.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

     Not Applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

     Not Applicable.

44. (a) Furnish information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

     Policy 1

     The Net Premium allocated to the Subaccounts will be invested at net asset value in any one or more of the Fund Portfolios in accordance with the selection made by the Owner. Fund shares so purchased become assets of the Variable Account.

     Upon allocation to the appropriate Subaccount(s), the policy value is converted into Accumulation Units of the Subaccount. The number of Accumulation Units to be credited to the Policy is determined by dividing the policy value by the Accumulation Unit Value as of the end of the Valuation Period during which the Policy Value was allocated to the subaccount. The same calculation will apply to amounts transferred from any other Subaccount. The net investment results of each Subaccount vary with the investment performance of the Fund Portfolio or valuation of the units of the Trust in which the Subaccount invests.

     Policy Values for the Subaccounts are determined by multiplying the number of Accumulation Units credited to the Subaccounts by the appropriate current Accumulation Unit Value(s). The value of the Accumulation Unit for each of the Subaccounts was arbitrarily set initially at $1.00. Units of each Trust will be valued at the "Sponsor's Repurchase Price" as defined in the prospectus for the Trust. The value of an Accumulation Unit for any of the Subaccounts for any Valuation Period is determined by multiplying that Subaccount's Accumulation Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the Accumulation Unit Value is being calculated.

     The Net Investment Factor for any Subaccount for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result:

     Where:

         (1) is the net result of:

              (a)the net  asset  value per  share of the  Portfolio  or value of units of the Trust held in the Subaccount determined at the end of the current Valuation Period, plus

              (b)the  per  share   amount  of  any   dividend  of  capital  gain
                 distribution made by the Portfolio held in the Subaccount if the ex- dividend date occurs during the current Valuation Period, plus or minus

              (c)a  charge  or  credit  for any  taxes  reserved  for,  which is determined by IDS Life to have resulted from the investment operations of the Subaccount.

         (2) is the net result of:

              (a)the net  asset  value per  share of the  Portfolio  or value of units of the Trust held in the Subaccount determined as of the end of the immediately preceding Valuation Period, plus or minus

              (b)the charge or credit for any taxes reserved for in the
                 immediately preceding Valuation Period.

         (3) is the percentage factor representing the mortality and expense risk charge and the minimum death benefit guarantee risk charge. Such factor is equal on an annual basis to .65% of the daily net asset value of the Subaccount. In addition, for subaccounts investing in one or more Trusts, this factor will include a daily asset charge to reimburse IDS Life for the transaction charge which it has paid to Smith Barney, Inc. The transaction charge is currently .25 percent and is guaranteed to never exceed .50 percent.

     Policy 2

     The Owner determines in the application what portions, if any, of the premiums are to be allocated to the Fixed Account and/or to each of the subaccounts. Until the date that an application is approved by IDS Life's home office underwriting department, the premiums received by IDS Life are held in IDS Life's Fixed Account and interest at the current Fixed Account rate is credited on the net premiums (gross premium received minus the Premium Expense Charge). As of the date that IDS Life's home office underwriting department approves the application, the net premiums plus interest accrued thereon will be allocated to the Fixed Account and/or one or more of the subaccounts, in accordance with the allocation instructions received from the Owner in the application. At that time, the various loads, fees, charges and expenses will begin to be assessed.

     Upon allocation to the appropriate subaccounts, the policy value in the Subaccounts is converted into accumulation units of the subaccount. The number of accumulation\units to be credited to the Policy is determined by dividing the policy value in the Subaccount by the accumulation unit value of that Subaccount as of the end of the valuation period during which the policy value was allocated to the respective subaccounts. When amounts are transferred between the subaccounts, the accumulation units in the first subaccount will be reconverted into a cash value by multiplying the accumulation unit value by the number of accumulation units necessary to equal the amount to be transferred. The amount transferred will then be converted into accumulation units of the second subaccount.

     The investment experience of a subaccount reflects increases or decreases in the net asset value of the underlying fund shares or in the value of units of the Trust and any charges against the assets in each subaccount. Policy values for the subaccounts are determined by multiplying the number of accumulation units credited to the subaccounts by the appropriate current accumulation unit value(s). The value of the accumulation unit for each of the subaccounts was arbitrarily set initially at $1. Units of each Trust will be valued at the "Sponsor's Repurchase Price" as defined in the prospectus for the Trust.

     The value of an accumulation unit for any of the subaccounts for any valuation period is determined by multiplying that subaccount's accumulation unit value for the immediately preceding valuation period by the Net Investment Factor for the valuation period for which the accumulation unit value is being calculated.

     The Net Investment Factor for any subaccount investing in any portfolio of the Fund or in any Trust for any valuation period is determined by dividing
     (1) by (2) and subtracting (3) from the result where:

     (1) is the net result of:

         (a) the net asset value per share of the portfolio or the value of a unit of the Trust held in the subaccount determined at the end of the current valuation period, plus

         (b) the per share amount of any dividend or capital gain distribution made by the portfolio held in the subaccount if the ex- dividend date occurs during the current valuation period, plus or minus

         (c) a charge or credit for any taxes reserved for, which is determined by IDS Life to have resulted from the investment operations of the subaccount.

     (2) is the net result of:

         (a) the asset value per share of the portfolio or the value of a unit of the Trust held in the subaccount determined as of the end of the immediately preceding valuation period, plus or minus

         (b) the charge or credit for any taxes reserved for in the immediately preceding valuation period.

     (3) is the percentage factor representing the mortality and expense risk charge. Such factor is equal on an annual basis to .90 percent of the daily net asset value of the subaccount. In addition, for subaccounts investing in one or more Trusts, this factor will include a daily asset charge to reimburse IDS Life for the transaction charge which it has paid to Shearson Lehman. The transaction charge is currently .25 percent on an annual basis and is guaranteed to never exceed .50 percent.

         (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

         No Policy had been offered for sale to the public as of the date of the original registration statement.

         (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

     There is no variation in offering price of interests in a Subaccount. The cost of insurance for any given Policy will vary with the age, sex and health of the Insured.

     Policy 3

     Policy value

     The value of the owner's policy is the sum of values in the fixed account and each subaccount of the variable account.

     Fixed account value

     The value in the fixed account on the policy date (when the policy is issued) equals the portion of the initial net premium that the owner has allocated to the fixed account, plus interest accrued before the policy date, minus the portion of the monthly deduction for the first policy month that the owner has allocated to the fixed account.

     On any later date, the value in the fixed account equals:

         o    the value on the previous monthly date; plus
         o net premiums allocated to the fixed account since the last monthly date; plus
         o any transfers to the fixed account from the subaccounts, including loan transfers, since the last monthly date; plus
         o    accrued interest on all of the above; minus
         o    any transfers from the fixed account to the subaccounts, including loan repayment transfers, since the last monthly date; minus
         o    any partial  surrenders or partial surrender fees allocated to the fixed account since the last monthly date; minus
         o    interest on any transfers or partial surrenders, from the date of the transfer or surrender to the date of calculation; minus
         o    any portion of the monthly  deduction for the coming month that is allocated to the fixed account if the date of calculation is a monthly date.

     Subaccount values

     The value in each subaccount changes daily, depending on the investment performance of the fund portfolio in which that subaccount invests and on other factors detailed below. There is no guaranteed minimum subaccount value. The owner bears the entire investment risk.

     Calculation of subaccount value: The value in each subaccount on the policy date equals the portion of the owner's initial net premium allocated to that subaccount plus interest accrued before the policy date, minus the portion of the monthly deduction for the first policy month that you have allocated to that subaccount. The value of each subaccount on each valuation date equals:

         o the value of the subaccount on the preceding valuation date, multiplied by the net investment factor for the current valuation period (explained below); plus
         o net premiums received and allocated to the subaccount during the current valuation period; plus
         o any transfers to the subaccount (from the fixed account or other subaccounts, including loan repayment transfers) during the period; minus
         o any transfers from the subaccount including loan transfers during the current valuation period; minus
         o any partial surrenders and partial surrender fees allocated to the subaccount during the period; minus
         o any portion of the monthly deduction allocated to the subaccount during the period.

     The net investment factor measures the investment performance of a subaccount from one valuation period to the next. Because performance may fluctuate, the value of a subaccount may increase or decrease from day to day.

     Accumulation units: The policy value allocated to each subaccount is converted into accumulation units. Each time the owner directs a premium payment or transfers policy value into one of the subaccounts, a certain number of accumulation units are credited to their policy for that subaccount. Conversely, each time they take a partial surrender or transfer value out of a subaccount, a certain number of accumulation units are subtracted.

     Accumulation units are the true measure of investment value in each subaccount. For subaccounts investing in the fund portfolios, they're related to, but not the same as, the net asset value of the corresponding fund portfolio. The dollar value of each accumulation unit can rise or fall daily, depending on the investment performance of the underlying fund portfolio, and on certain charges. Here's how unit values are calculated:

     Number of units: To calculate the number of units for a particular subaccount, IDS Life divides the owner's investment (net premium or transfer amount) by the current accumulation unit value.

     Accumulation unit value: The current value for each subaccount equals the last value times the current net investment factor.

     Net investment factor: Determined at the end of each valuation period, this factor equals (a divided by b) - c, where:

         (a) equals:

              o  net asset value per share of the portfolio; plus

              o per-share amount of any dividend or capital gain distribution made by the relevant fund portfolio to the subaccount; plus

              o any credit or minus any charge for reserves to cover any tax liability resulting from the investment operations of the subaccount.

         (b) equals:

              o net asset value per share of the portfolio at the end of the preceding valuation period; plus

              o any credit or minus any charge for reserves to cover any tax liability in the preceding valuation period.

         (c) is a percentage factor representing the mortality and expense risk charge.

     Factors that affect subaccount accumulation units:

     Accumulation units may change in two ways; in number and in value. Here are the factors that influence those changes:

     The number of accumulation units the owner owns may fluctuate due to:

         o  additional  purchase  payments  allocated  to  the  subaccounts;
         o  transfers into or out of the  subaccount(s);
         o  partial  surrenders and partial  surrender  fees;
         o  surrender charges; and/or
         o  monthly deductions

     Accumulation unit values may fluctuate due to:

         o changes in underlying fund  portfolio(s) net asset value;
         o dividends distributed  to  the  subaccount(s);
         o capital  gains  or  losses  of underlying fund portfolios;
         o fund portfolio operating expenses; and/or
         o mortality and expense risk fees.

     Policy 4

     Policy value

     The value of the owner's policy is the sum of values in the fixed account and each subaccount of the variable account.

     Fixed account value

     The value in the fixed account on the policy date (when the policy is issued) equals:

         o the portion of the owner's initial net premium that the owner has allocated to the fixed account; plus
         o   interest accrued before the policy date; minus
         o the portion of the monthly deduction for the first policy month that the owner has allocated to the fixed account.

     On any later date, the value in the fixed account equals:

         o the value on the previous monthly date; plus net premiums allocated to the fixed account since the last monthly date; plus
         o any transfers to the fixed account from the subaccounts, including loan transfers, since the last monthly date; plus
         o   accrued interest on all of the above; minus
         o any transfers from the fixed account to the subaccounts, including loan repayment transfers, since the last monthly date; minus
         o any partial surrenders or partial surrender fees allocated to the fixed account since the last monthly date; minus
         o interest on any transfers or partial surrenders, from the date of the transfer or surrender to the date of calculation; minus
         o any portion of the monthly deduction for the coming month that is allocated to the fixed account if the date of calculation is a monthly date.

     Subaccount values

     The value in each subaccount changes daily, depending on the investment performance of the funds in which that subaccount invests and on other factors detailed below. There is no guaranteed minimum subaccount value. The owner bears the entire investment risk.

     Calculation of subaccount value: The value of each subaccount on the policy date equals:

         o the portion of your initial net premium allocated to the subaccount; plus
         o interest  accrued before the policy date; minus
         o the portion of the monthly deduction for the first policy month that you have allocated to that subaccount.

     The value on each subaccount on each valuation date equals:

     o the value of the subaccount on the preceding valuation date, multiplied by the net investment fact or for the current valuation period (explained below); plus
     o net premiums received and allocated to the subaccount during the current valuation period; plus
     o any transfers to the subaccount (from the fixed account or other subaccounts, including loan repayment transfers) during the period; minus
     o any transfers from the subaccount including loan transfers during the current valuation period; minus
     o any partial surrenders and partial surrender fees allocated to the subaccount during the period; minus
     o any portion of the monthly deduction allocated to the subaccount during the period.

     The net investment factor measures the investment performance of a subaccount from one valuation period to the next. Because performance may fluctuate, the value of a subaccount may increase or decrease from day to day.

     Accumulation units: IDS Life converts the policy value allocated to each subaccount into accumulation units. Each time the owner directs a premium payment or transfer policy value into one of the subaccounts, a certain number of accumulation units are credited to the owner's policy for that subaccount. Conversely, each time the owner takes a partial surrender or transfer value out of a subaccount, IDS Life subtracts a certain number of accumulation units.

     Accumulation units are the true measure of investment value in each subaccount. For subaccounts investing in the funds, they're related to, but not the same as, the net asset value of the corresponding funds. The dollar value of each accumulation unit can rise or fall daily, depending on the investment performance of the underlying funds, and on certain charges. Here's how unit values are calculated:

     Number of units: To calculate the number of units for a particular subaccount, IDS Life divides your investment (net premium or transfer amount) by the current accumulation unit value.

     Accumulation unit value: The current accumulation unit value for each subaccount equals the last accumulation unit value times the current net investment factor.

     Net investment factor: Determined at the end of each valuation period, this factor equals (a divided by b) - c, where:

         (a) equals:

                  o  net asset value per share of the fund; plus

                  o per-share amount of any dividend or capital gain distribution made by the relevant fund to the subaccount; plus

                  o any credit or minus any charge for reserves to cover any tax liability resulting from the investment operations of the subaccount.

         (b) equals:

                  o net asset value per share of the fund at the end of the preceding valuation period; plus

                  o any credit or minus any charge for reserves to cover any tax liability in the preceding valuation period.

         (c) is a percentage factor representing the mortality and expense risk charge.

     Factors that affect subaccount accumulation units:

     Accumulation units may change in two ways; in number and in value. Here are the factors that influence those changes:

     The number of accumulation units you own may fluctuate due to:

         o  additional  purchase  payments  allocated  to  the  subaccounts;
         o  transfers into or out of the  subaccount(s);
         o  partial  surrenders and partial  surrender  fees;
         o  surrender charges; and/or
         o  monthly deductions

     Accumulation unit values will fluctuate due to:

         o changes in underlying funds net asset value;
         o dividends  distributed to the subaccount(s);
         o capital gains or losses of underlying funds;
         o fund operating expenses; and/or
         o mortality and expense risk fees.

Policy 5

Policy Value

The value of your policy is the sum of values in the fixed account and each subaccount of the variable account.

Fixed account value

The value in the fixed account on the policy date (when the policy is issued) equals the portion of your initial net premium that you have allocated to the fixed account, plus interest accrued before the policy date, minus the portion of the monthly deduction for the first policy month that you have allocated to the fixed account.

On any later date, the value in the fixed account equals:

     o   the value on the previous monthly date; plus

     o net premiums allocated to the fixed account since the last monthly date; plus

     o any transfers to the fixed account from the subaccounts, including loan transfers, since the last monthly date; plus

     o   any policy value credit allocated to the fixed account; plus

     o   accrued interest on all of the above; minus

     o any transfers from the fixed account to the subaccounts, including loan repayment transfers, since the last monthly date; minus

     o any partial surrenders or partial surrender fees allocated to the fixed account since the last monthly date; minus

     o interest on any transfers or partial surrenders, from the date of the transfer or surrender to the date of calculation; minus

     o any portion of the monthly deduction for the coming month that is allocated to the fixed account if the date of calculation is a monthly date.

Subaccount values

The value in each subaccount changes daily, depending on the investment performance of the fund in which that subaccount invests and on other factors detailed below. There is no guaranteed minimum subaccount value. You, as owner, bear the entire investment risk.

Calculation of subaccount value: The value in each subaccount on the policy date equals:

     o   the portion of your initial net premium allocated to that subaccount;
         plus

     o   interest accrued before the policy date, minus

     o the portion of the monthly deduction for the first policy month that you have allocated to that subaccount.

The value of each subaccount on each subsequent valuation date equals:

     o   the value of the subaccount on the preceding valuation date, multiplied
         by  the  net  investment   factor  for  the  current  valuation  period
         (explained below); plus

     o net premiums received and allocated to the subaccount during the current valuation period; plus

     o any transfers to the subaccount (from the fixed account or other subaccounts, including loan repayment transfers) during the period; plus

     o   any policy value credit allocated to the subaccounts; minus

     o any transfers from the subaccount including loan transfers during the current valuation period; minus

     o any partial surrenders and partial surrender fees allocated to the subaccount during the period; minus

     o any portion of the monthly deduction allocated to the subaccount during the period.

The net investment factor measures the investment performance of a subaccount from one valuation period to the next. Because performance may fluctuate, the value of a subaccount may increase or decrease from day to day.

Accumulation units: The policy value allocated to each subaccount is converted into accumulation units. Each time you direct a premium payment or transfer policy value into one of the subaccounts, a certain number of accumulation units are credited to your policy for that subaccount. Conversely, each time you take a partial surrender or transfer value out of a subaccount, a certain number of accumulation units are subtracted.

Accumulation units are the true measure of investment value in each subaccount. For subaccounts investing in the funds, they're related to, but not the same as, the net asset value of the corresponding fund. The dollar value of each accumulation unit can rise or fall daily, depending on the investment performance of the underlying fund and on certain charges. Here's how unit values are calculated:

Number of units: To calculate the number of units for a particular subaccount, we divide your investment (net premium or transfer amount) by the current accumulation unit value.

Accumulation unit value: The current value for each subaccount equals the last value times the current net investment factor.

Net investment factor: Determined at the end of each valuation period, this factor equals

                              (a divided by b) - c,
where:

(a) equals:

     o   net asset value per share of the fund; plus

     o per-share amount of any dividend or capital gain distribution made by the relevant fund to the subaccount; plus

     o any credit or minus any charge for reserves to cover any tax liability resulting from the investment operations of the subaccount.

(b) equals:

     o net asset value per share of the fund at the end of the preceding valuation period; plus

     o any credit or minus any charge for reserves to cover any tax liability in the preceding valuation period.

(c) is a percentage factor representing the mortality and expense risk charge, as described in "Loads, fees and charges," above.

Factors that affect subaccount accumulation units: Accumulation units may change in two ways; in number and in value. Here are the factors that influence those changes:

The number of accumulation units you own may fluctuate due to:

     o   additional purchase payments allocated to the subaccounts;

     o   transfers into or out of the subaccount(s);

     o   partial surrenders and partial surrender fees;

     o   surrender charges; and/or

     o   monthly deductions

Accumulation unit values will fluctuate due to:

     o   changes in underlying funds(s) net asset value;

     o   dividends distributed to the subaccount(s);

     o   capital gains or losses of underlying funds;

     o   fund operating expenses; and/or

     o   mortality and expense risk charges.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

     (a) by whose action redemption rights were suspended.

     (b) the number of days notice given to security holders prior to suspension of redemption rights.

     (c) reason for suspension.

     (d) period during which suspension was in effect.

     Not applicable.

Redemption Valuation of Securities of the Trust

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

         (1) The source of quotations used to determine the value of portfolio securities.

              Net asset values as provided by the Fund's Portfolios or value of units of the Trust as provided by the Evaluator.

         (2)  Whether opening, closing, bid, asked or any other price is used.

              Net asset value or unit value as of the end of the appropriate Valuation Period is used.

         (3)  Whether price is as of the day of sale or as of any other time.

              As of the end of the appropriate Valuation Period.

         (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

              See Items 13(d), 17(a) and 18(c).

         (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

              None, other than as set forth in (4) above.

         (6)  Whether adjustments are made for fractions. Not applicable.

              (b)Furnish a  specimen  schedule  showing  the  components  of the redemption price to the holders of the trust's securities as at the latest practicable date.

              Not Applicable.

     Purchase and Sale of Interests to Underlying Securities from and to Security Holders

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities and interests in the underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

     Policy 1

     The Subaccounts will maintain positions in Fund shares or Trust units by purchasing Fund shares or Trust units at net asset value with policy value in accordance with instructions from the Owner in the application. The Subaccounts will redeem Fund shares or Trust units at net asset value for the purpose of meeting Policy obligations, or making adjustments in reserves held in the Subaccounts. There is no procedure for the purchase of underlying securities or interests therein from Owners who exercise surrender rights.

     Policies 2-5

     The Subaccounts will maintain positions in the Fund(s) shares or Trust units by purchasing Fund(s) shares and/or Trust units at net asset value with premiums in accordance with instructions from the Owner in the application. The Subaccounts will redeem Fund(s) shares and/or Trust units at net asset value for the purpose of meeting Policy obligations or making adjustments in reserves held in the Subaccounts. There is no procedure for the purchase of underlying securities or interest therein from the Owners who exercise surrender rights.

                                       V.

                 INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust.

     (a) Name and principal business address:

     Not  applicable  as IDS Life  will  serve  as  custodian  for the  Variable
     Account.

     (b) Form of organization.

     Not  applicable  as IDS Life  will  serve  as  custodian  for the  Variable
     Account.

     (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

     Not  applicable  as IDS Life  will  serve  as  custodian  for the  Variable
     Account.

     (d) Name of governmental supervising or examining authority.

     Not  applicable  as IDS Life  will  serve  as  custodian  for the  Variable
     Account.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amounts.

     See Item 48.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

     Not applicable.

                                       VI.

            INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to the insurance of holders of securities:

     (a) The name and address of the insurance company.

     All insurance elements of the Policy are provided by IDS Life.

     (b) The types of policies and whether individual or group policies.

     Policy 1

     The Policy is a single premium variable life insurance policy and is issued on an individual basis.

     Policy 2 and 4

     The Policy is a flexible premium variable life insurance policy and is issued on an individual basis.

     Policy 3 and 5

     The policy is a flexible premium survivorship variable life insurance policy and is issued on an individual basis.

     (c) The types of risks insured and excluded.

     Under the Policies the Company assumes the risk that insureds covered by the Policies may die before anticipated and that the charge for this mortality risk may prove insufficient. The Company assumes an expense risk that deductions for expenses may not be adequate. Under Policy 1, the Company assumes the risk in guaranteeing that the death benefit will not fall below the initial death benefit, regardless of the investment performance of the Fund Portfolios or valuation of units of the Trust. Under Policy 2, the company assumes the risks under the death benefits guarantee if the minimum monthly premiums are timely paid. Under Policy 3, the company assumes the risks under the death benefit guarantees if the minimum initial premium and/or the death benefit guarantee premiums are timely paid. Under Policy 4, the company assumes the risks under the no lapse guarantee if the minimum monthly premiums are timely paid.

     (d) The coverage of the policies.

     See Paragraph (c) of this Item.

     (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

     The  recipient of the benefits of the insurance  undertakings  described in
     Item 51(c) is either the designated primary beneficiary, any contingent beneficiaries, or the estate of the insured as stated in the application for the Policy. There is no limitation on the use of the proceeds.

     (f) The terms and manner of cancellation and of reinstatement.

     The insurance undertakings described in Item 51(c) are integral parts of the Policy and may not be canceled while the Policy remains in effect. See
     Item 10(d) with respect to lapse of the Policy.

     (g) The method of determining the amount of premiums to be paid by holders of securities.

     Policy 1

     The Owner may choose to purchase a policy based upon the single premium which the Owner wishes to pay, or on the initial death benefit which the Owner desires to purchase. The amount of the initial death benefit depends upon the Single Premium and the insured's age and sex. The minimum Single Premium which can be purchased is $5,000 and the maximum is $500,000.

     Policy 2

     The amount and frequency of premium payments will affect the policy value, the Cash Surrender Value, and how long the Policy will remain in force (including affecting whether the Death Benefit Guarantee is in effect). After the initial premium, the Owner may determine the amount and timing of subsequent premium payments, subject to certain limitations. In most cases, payment of cumulative premiums sufficient to maintain the Death Benefit Guarantee will be required to keep the Policy in force during at least the first several policy years.

     The initial premium is the amount of money submitted by the Owner with the application. It is the combination of the Scheduled Premium and any unscheduled premium. The scheduled premium is the premium shown on the Policy Data page of the Policy. The scheduled premium will serve only as an indication of the Owner's intent as to the frequency and amount of future premium payments.

     The Owner may change the amount and frequency of scheduled premium payments by written request. The Owner may also skip scheduled premium payments. Any change in amount may be subject to applicable tax laws and regulations.

     Scheduled premiums may be paid annually, semi-annually, or quarterly. Payment at any other interval must be approved by IDS Life. The minimum scheduled premium payment IDS Life will accept is $25. IDS Life also reserves the right to limit the amount of any increase in scheduled premiums.

     An unscheduled premium is any premium paid that is not included with a Scheduled Premium. There is no maximum. However, the Company reserves the right to limit the number and amount of unscheduled premiums.

     In order to receive favorable tax treatment under sections 72, 101 and 7702 of the Internal Revenue Code, the premiums paid during the life of the Policy must not exceed certain premium guideline limitations. In order to comply with the law, IDS Life can either refuse excess premiums as they are paid, or refund premiums with interest no later than 60 days after the Policy Anniversary in which they were paid.

     Until the insured's attained age 70, or five years from the policy date, whichever is later, the policy will not terminate even if the cash surrender value is insufficient to cover the monthly deduction on a monthly date if (a) equals or exceeds (b) where:

         (a) is the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness; and

         (b) is the minimum monthly premium, as shown under Policy Date in the Policy, times the number of months since the Policy Date, including the current month.

     Minimum monthly premiums may be paid on other than a monthly basis as long as the sum of premiums paid is at least equal to the total required Minimum Monthly Premiums at all times.

     If on a monthly date, sufficient premiums have not been paid to maintain the Death Benefit Guarantee, an additional period of 61 days will be allowed for the payment of a premium sufficient to pay the required minimum monthly premiums. Notice of such premium will be mailed to the Owner's last known address. If the premium is not paid within this period, the death benefit guarantee provision will no longer be in effect and cannot be reinstated.

     The minimum monthly premium will change if the specified amount is increased or decreased or if riders are added, changed or terminated. The new minimum monthly premium will apply from the date of the change.

     A death benefit guarantee charge is included in the monthly deduction in the first five policy years or until the insured's attained age 70, whichever is later. The charge will not be taken if, as described above, the death benefit guarantee provision is no longer in effect.

     For any month that the monthly deduction is being paid for by a Waiver of Monthly Deduction Rider attached to the policy, the minimum monthly premium for that month will be zero.

     Policy 3

     Payment of premiums:

     In applying for the policy, the owner decides how much they intend to pay and how often they will make payments. During the early policy years until the policy value is sufficient to cover the surrender charge, IDS Life requires that the owner pay the premiums sufficient to keep the DBG-85 in effect.

     The owner may schedule payments annually, semiannually, or quarterly. (Payment at any other interval must be approved by IDS Life.) This premium schedule is shown in the owner's policy.

     The scheduled premium serves only as an indication of the owner's intent as to the frequency and amount of future premium payments. The owner may skip scheduled premium payments at any time if the cash surrender value is sufficient to pay the monthly deduction, or if the owner has paid sufficient premium to keep the DBG- 85 or the DBG-100 in effect.

     The owner may also change the amount and frequency of scheduled premium payments by written request. IDS Life reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

     Although the owner has flexibility in paying premiums, the amount and frequency of the owner's payments will affect the policy value, cash surrender value and length of time their policy will remain in force, as well as affect whether the DBG-85 or DBG-100 remain in effect.

     Premium limitations:

     The owner may make unscheduled premium payments at any time and in an amount of at least $50. IDS Life reserves the right to limit the number and amount of unscheduled premium payments.

     No premium payments, scheduled or unscheduled, are allowed on or after the youngest insured's attained insurance age 100.

     Also, in order to receive favorable tax treatment under the Code, premiums paid during the life of the policy must not exceed certain limitations. To comply with the Code, IDS Life can either refuse excess premiums as they are paid, or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

     Keeping the policy in force

     This section includes a description of the policy provisions that determines if the policy will remain in force or lapse (terminate). It is important that the owner understands them so the appropriate premium payments are made to ensure that insurance coverage meets the owner's objectives.

     If the owner wishes to have a guarantee that the policy will remain in force until the youngest insured's attained insurance age 100 regardless of investment performance, they should pay at least the DBG-100 premiums.

     If they wish to pay a lower premium and are satisfied to have a guarantee that the policy will remain in force until the youngest insured's attained insurance age 85 (or 15 policy years, if later) regardless of investment performance, they should pay at least the DBG-85 premiums.

     If they wish to pay yet a lower premium and are not concerned with a long-term guarantee that the policy will remain in force regardless of investment performance, they can pay premiums so that the cash surrender value on each monthly date is sufficient to pay the monthly deduction. However, during the minimum initial premium period, they must pay at least the minimum initial premium until the policy value is greater than the surrender charge and the cash surrender value is sufficient to pay the monthly deduction. At that time the owner may be able to reduce their premiums as long as the cash surrender value continues to be sufficient to pay the monthly deduction.

     Death benefit guarantee to age 85

     The DBG-85 provides that the policy will remain in force until the youngest insured reaches attained insurance age 85 (or 15 policy years, if later) even if the cash surrender value is insufficient to pay the monthly deduction. The DBG-85 will remain in effect, as long as:

        the sum of premiums paid - partial surrenders - outstanding indebtedness equals or exceeds

        the DBG-85 premiums due since the policy date.

     The DBG-85 premium is shown in the policy.

     If, on a monthly date, the owner has not paid enough premiums to keep the DBG-85 in effect, an additional period of 61 days will be allowed for the owner to pay a premium sufficient to bring the total up to the required minimum. If they do not pay this amount within 61 days, the DBG-85 will terminate. The owner's policy will also lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium is not in effect. Although the policy can be reinstated as explained below, the DBG-85 cannot be reinstated.

     Death benefit guarantee to age 100

     The DBG-100 provides that the policy will remain in force until the youngest insured's attained insurance age 100 even if the cash surrender value is insufficient to pay the monthly deduction. The DBG-100 will remain in effect, as long as:

         the sum of premiums paid - partial surrenders

          -  outstanding  indebtedness

          equals or exceeds

          the DBG-100 premiums due since the policy date.

     The DBG-100 premium is shown in the policy.

     If, on a monthly date, the owner has not paid enough premiums to keep the DBG-100 in effect, an additional period of 61 days will be allowed for the owner to pay a premium sufficient to bring the total up to the required minimum. If they do not pay this amount within 61 days, the DBG-100 will terminate. If they have paid sufficient premium, the DBG-85 will be in effect. If the DBG-85 and DBG-100 are not in effect, their policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. Although the policy can be reinstated as explained below, the DBG-100 cannot be reinstated.

     Minimum initial premium period

     To allow the owner the opportunity to increase their policy value gradually so that the cash surrender value is sufficient to pay the monthly deduction, they may choose to pay only the minimum initial premium during the minimum initial premium period as long as the policy value minus indebtedness equals or exceeds the monthly deduction. The policy will not enter the grace period during the minimum initial premium period as shown under Policy Date, if:

     1. on a monthly date, the policy value minus indebtedness equals or exceeds the monthly deduction for the policy month following such monthly date; and

     2. the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness equals or exceeds the minimum initial premium, as shown under Policy Date, times the number of months since the Policy Date, including the current month.

     The minimum initial period is

         4 years if the youngest insured's insurance age is 20-29 3 years if the youngest insured's insurance age is 30-39 2 years if the youngest insured's insurance age is 40-49 1 year if the youngest insured's insurance age is 50 and over

     Grace period

     If the cash surrender value of the policy becomes less than that needed to pay the monthly deduction and neither of the death benefit guarantees nor the minimum initial premium period is in effect, the owner will have 61 days to pay the required premium amount. If the required premium is not paid, the policy will lapse.

     IDS Life will mail a notice to the owner's last known address, requesting payment of the premium needed so that the next three monthly deductions can be made. If IDS Life receives this premium before the end of the 61-day grace period, IDS Life will use the payment to pay all monthly deductions and any other charges then due. Any balance will be added to the policy value and allocated in the same manner as other premium payments.

     If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. If the last surviving insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit.

     Policy 4

     Payment of premiums:
     In applying for the policy, the owner decides how much he/she intends to pay and how often the owner will make payments. During the first several policy years until the policy value is sufficient to cover the surrender charge, IDS Life requires that premiums sufficient to keep the no lapse guarantee in effect be paid to keep the policy in force.

     The owner may schedule payments annually, semiannually or quarterly. (Payment at any other interval must be approved by IDS Life.) IDS Life shows this premium schedule in the policy.

     The scheduled premium serves only as an indication of the owner's intent as to the frequency and amount of future premium payments. The owner may skip scheduled premium payments at any time if the cash surrender value is sufficient to pay the monthly deduction or if the owner has paid sufficient premiums to keep the no lapse guarantee in effect.

     The owner may also change the amount and frequency of scheduled premium payments by written request. IDS Life reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

     Although the owner has have flexibility in paying premiums, the amount and frequency of the payments will affect the policy value, cash surrender value and length of time the policy will remain in force, as well as affect whether the no lapse guarantee remains in effect.

     Keeping the policy in force

     No lapse guarantee

     The NLG provides that the policy will remain in force until the insured's attained age 70 (or 5 policy years, if later) (always five policy years if the policy is purchased in Massachusetts or Texas) even if the cash surrender value is insufficient to pay the monthly deduction. The NLG will stay in effect as long as:

     o   the sum of premiums paid; minus
     o   partial surrenders; minus
     o   outstanding indebtedness; equals or exceeds
     o   the minimum  monthly  premiums due since the policy date

     The minimum monthly premium is shown in the policy.

     If, on a monthly date, the owner has not paid enough premiums to keep the no lapse guarantee in effect, the no lapse guarantee will terminate. In addition, the policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction.

     The no lapse guarantee period may be reinstated within 2 years of its termination if the policy is in force.

     Grace period

     If on a monthly date the cash surrender value of the policy is less than the amount needed to pay the next monthly deduction and the NLG is not in effect the owner will have 61 days to pay the required premium amount. If the owner does not pay required premium, the policy will lapse.

     IDS Life will mail a notice to the owner's last known address, requesting payment of a premium needed so that the next three monthly deductions can be made. If IDS Life receives this premium before the end of the 61-day grace period, IDS Life will use the payment to cover all monthly deductions and any other charges then due. IDS Life will add any balance to the policy value and allocate in the same manner as other premium payments.

     If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. If the insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit.

     Policy 5

     Payment of premiums: In applying for your policy, you decide how much you intend to pay and how often you will make payments. During the early policy years until the policy value is sufficient to cover the surrender charge, IDS Life requires that you pay the minimum initial premiums.

     You may schedule payments annually, semiannually or quarterly. (IDS Life must approve payment at any other interval. We show this premium schedule in your policy.

     The scheduled premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip scheduled premium payments at any time if your cash surrender value is sufficient to pay the monthly deduction, or if you have paid sufficient premium to keep the DBG-85, the DBG-100 or the minimum initial premium period in effect.

     You may also change the amount and frequency of scheduled premium payments by written request. IDS Life reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

     Although you have flexibility in paying premiums, the amount and frequency of your payments will affect the policy value, cash surrender value and length of time your policy will remain in force, as well as affect whether the DBG-85, DBG-100 or the minimum initial premium period remain in effect.

     Keeping the Policy in Force

     This section includes a description of the policy provisions that determine if the policy will remain in force or lapse (terminate). It is important that you understand them so the appropriate premium payments are made to ensure that insurance coverage meets your objectives.

     If you wish to have a guarantee that the policy will remain in force until the youngest insured's attained insurance age 100 regardless of investment performance, you should pay at least the DBG-100 premiums.

     If you wish to pay a lower premium and are satisfied to have a guarantee that the policy will remain in force until the youngest insured's attained insurance age 85 (or 15 policy years, if later) regardless of investment performance, you should pay at least the DBG-85 premiums.

     If you wish to pay yet a lower premium and are not concerned with a long-term guarantee that the policy will remain in force regardless of investment performance, you can pay premiums so that the cash surrender value on each monthly date is sufficient to pay the monthly deduction. However, during the minimum initial premium period, you must pay at least the minimum initial premium until the policy value is greater than the surrender charge and the cash surrender value is sufficient to pay the monthly deduction.

     Death benefit guarantee to age 85

     The DBG-85 provides that your policy will remain in force until the youngest insured reaches attained insurance age 85 (or 15 policy years, if later) even if the cash surrender value is insufficient to pay the monthly deduction. The DBG-85 will remain in effect, as long as:

         o      the sum of premiums paid; minus

         o      partial surrenders minus

         o      outstanding indebtedness; equals or exceeds

         o      the DBG-85 premiums due since the policy date.

     The DBG-85 premium is shown in the policy.

     If, on a monthly date, you have not paid enough premiums to keep the DBG-85 in effect, an additional period of 61 days will be allowed for you to pay a premium sufficient to bring your total up to the required minimum. If you do not pay this amount within 61 days, the DBG-85 will terminate. Your policy will also lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. Although the policy can be reinstated as explained below, the DBG-85 cannot be reinstated.

     Death benefit guarantee to age 100

     The DBG-100 provides that your policy will remain in force until the youngest insured's attained insurance age 100 even if the cash surrender value is insufficient to pay the monthly deduction. The DBG-100 will remain in effect, as long as:

              o   the sum of premiums paid; minus

              o   partial surrenders minus

              o   outstanding indebtedness; equals or exceeds

              o   the DBG-100 premiums due since the policy date.

     The DBG-100 premium is shown in the policy.

     If, on a monthly date, you have not paid enough premiums to keep the DBG-100 in effect, an additional period of 61 days will be allowed for you to pay a premium sufficient to bring your total up to the required minimum. If you do not pay this amount within 61 days, the DBG-100 will terminate. If you have paid sufficient premiums, the DBG-85 will be in effect. If the DBG-85 and the DBG-100 are not in effect, your policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. [Although the policy can be reinstated as explained below, the DBG-100 cannot be reinstated.]

     Minimum initial premium period

   To allow you to purchase this policy for the lowest premium possible, you may choose to pay only the minimum initial premium during the minimum initial premium period as long as the policy value minus indebtedness equals or exceeds the monthly deduction. The policy will not enter the grace period during the minimum initial premium period as shown in your policy under "Policy Data," if:

         1. on a monthly date, the policy value minus indebtedness equals or exceeds the monthly deduction for the policy month following such monthly date; and

         2. the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness equals or exceeds the minimum initial premium, as shown in your policy under "Policy Data," times the number of months since the policy date, including the current month.

   The minimum initial period is five years.

   Grace period

   If the cash surrender value of the policy becomes less than that needed to pay the monthly deduction and neither of the death benefit guarantees nor the minimum initial premium period is in effect, you will have 61 days to pay the required premium amount. If the required premium is not paid, the policy will lapse.

   IDS Life will mail a notice to your last known address, requesting payment of the premium needed so that the next three monthly deductions can be made. If we receive this premium before the end of the 61-day grace period, we will use the payment to pay all monthly deductions and any other charges then due. Any balance will be added to the policy value and allocated in the same manner as other premium payments.

   If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. (See "Federal taxes.") If the last surviving insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit.

     (h) The amount of aggregate premiums paid to the insurance company during the fiscal year.

     Not applicable.

     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amount involved, and the nature of the services rendered therefor.

     No person other than IDS Life receives any part of the premiums or the amounts deducted for the mortality and expense risk charge or other applicable charges. IDS Life may, from time to time, enter into reinsurance treaties with other insurers whereby these insurers may agree to reimburse IDS Life for mortality expenses. However, any such arrangements do not affect the Policy.

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

     Not applicable.

                                      VII.

                              POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from the assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

     If shares of any Fund Portfolio and/or units of the Trust should not be available for purchase by the appropriate Subaccount or if, in the judgment of IDS Life's management, further investment in such shares is no longer appropriate in view of the purposes of the Subaccount, shares of another registered, open-end management investment company and/or units of another unit investment trust may be substituted for Fund shares and/or Trust units, respectively, held, in the subaccount. If deemed by IDS Life to be the best interest of persons having voting rights under the subaccount may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under such Act in the event such registration is no longer required. In the event of any such substitution or change, IDS Life may, without the consent or approval of the Owners, amend the Policy and take whatever action is necessary and appropriate. However, no such substitution or change will be made without any necessary approval of the Securities and Exchange Commission.

     (b) Furnish Information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

     Not applicable.

     (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

     (1) the grounds for elimination and substitution;

     (2) the type of securities which may be substituted for any underlying security;

     (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

     (4) whether such substituted securities may be the securities of any other investment company; and

     (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

      See Item 52(a).

     (d) Furnish a description of any policy (exclusive of policies covered by Paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

     None.

Regulated Investment Company

53.  (a) State the taxable status of the trust.

     The Policies are designed for use by individuals in meeting their insurance and financial security needs. The ultimate effect of the Federal income taxes on the Policy Value, on benefit payments and on the economic benefit to the Policy Owner or Beneficiary depends on both IDS Life's tax status and upon the tax status of the individual concerned.

     IDS Life is taxed as a life insurance company under the Code. Since the variable Account is not a separate entity from IDS Life for tax purposes, and its operations form a part of IDS Life, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code.

     (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualification during the current taxable year.

     Not applicable.

                                      VIII.

                      FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

     Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

     Policy 2

     Policy illustrations

     The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a 35-year-old male nonsmoker, under Death Benefit Option 1, if:

     o the annual rate of return is 0%, 6% or 12%.

     o cost of insurance rates and policy fees are--current rates and fees for policies purchased on or after May 1, 1993 (October 1, 1993 for New Jersey)--current rates and fees for policies purchased before May 1, 1993 (October 1, 1993 for New Jersey)--guaranteed rates and fees.

     Any such illustration involves a number of detailed assumptions (see "Understanding the illustrations"). To the extent that your own circumstances differ from those assumed in the illustrations, your expected results would also differ.

     Upon request, you will be furnished with comparable tables illustrating death benefits, policy values, and cash surrender values based on the actual age of the person you propose to insure and on an initial specified amount and premium payment schedule. In addition, after you have purchased a policy, you may request illustrations based on policy values at the time of request.

     Understanding the illustrations:

     Rates of return: assumed to be uniform, gross, after-tax, annual rates of 0%, 6%, or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the fund as a whole but differed across portfolios.

     Insured: assumed to be a male insurance age 35, in a standard rate classification, qualifying for the nonsmoker rate. Results would be lower if the insured were in a substandard rate classification or did not qualify for the non-smoker rate.

     Premiums: A $900 premium is assumed to be paid in full at the beginning of each policy year. Results would differ if premiums were paid on a different schedule.

     Policy loans and partial withdrawals: It is assumed that none have been made. (Since indebtedness is assumed to be zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

     Effect of expenses and charges: The net investment return of the subaccounts, shown in the tables, is lower than the gross, after-tax return of the fund because expenses paid by the fund and charges made against the subaccounts have been deducted. These include:

         o the daily investment management fee paid by the fund, assumed to be equivalent to an annual rate of 0.6% of the fund's aggregate average daily net assets;
         o the daily mortality and expense risk charge, equivalent to 0.9% of the daily net asset value of the subaccounts annually; and
         o an annual charge of 0.1% of the fund's aggregate average daily net assets for direct expenses incurred by the fund.

     The latter charge is capped by IDS Life at 0.1%, even though actual expenses have been higher, ranging from 0.6% to 0.8% of the average daily net assets of the different portfolios in the year ended April 30, 1993. Although IDS Life reserves the right to discontinue capping these expenses, our present intent is to continue the cap indefinitely until actual expenses are less than the cap. Should IDS Life discontinue the cap prior to that time, the policy values and death benefits in the tables generally would be less.

     After deduction of the above expenses and charges, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate net annual rates of -1.59%, 4.32%, and 10.22%, respectively.

     Taxes: Results shown in the tables reflect the fact that IDS Life does not currently charge the subaccounts for federal income tax. If such a charge is taken in the future, the portfolios will have to earn more than they do now in order to produce the death benefits and policy values illustrated.


llustration                                                       Policies purchased on or after May 1, 1993
-------------------------------------------------------------------------------------------------------------------
Initial specified amount $100,000                      Male age 35                        Current costs assumed
Death benefit Option 1                                 nonsmoker                          annual premium $900
-------------------------------------------------------------------------------------------------------------------
         Premium       Death benefit (1)(2)           Policy value (1)(2)           Cash surrender value (1)(2)
         accumulated   assuming hypothetical gross    assuming hypothetical gross   assuming hypothetical gross
End of   with annual   annual investment return of    annual investment return of   annual investment return of
policy   interest
year     at 5%       0%       6%      12%       0%     6%      12%       0%       6%      12%
-------------------------------------------------------------------------------------------------------------------
   1      $945 $100,000  $100,000 $100,000   $605   $648     $691       $0      $1      $44
   2     1,937  100,000   100,000 100,000   1,202  1,326    1,455      475      598     727
   3     2,979  100,000   100,000 100,000   1,779  2,022    2,285      993    1,236   1,499
   4     4,073  100,000   100,000 100,000   2,336  2,737    3,190    1,491    1,893   2,346
   5     5,222  100,000   100,000 100,000   2,873  3,473    4,177    1,972    2,572   3,276

   6     6,428  100,000   100,000 100,000   3,392  4,230    5,255    2,671    3,509   4,534
   7     7,694  100,000   100,000 100,000   3,892  5,010    6,434    3,352    4,470   5,894
   8     9,024  100,000   100,000 100,000   4,371  5,812    7,722    4,011    5,451   7,362
   9    10,420  100,000   100,000 100,000   4,827  6,632    9,128    4,647    6,452   8,948
   10   11,886  100,000   100,000 100,000   5,257  7,471    10,662   5,257    7,471   10,662

   11   13,425  100,000   100,000 100,000   5,663  8,329    12,338   5,663    8,329   12,338
   12   15,042  100,000   100,000 100,000   6,043  9,207    14,172   6,043    9,207   14,172
   13   16,739  100,000   100,000 100,000   6,396  10,104   16,178   6,396    10,104  16,178
   14   18,521  100,000   100,000 100,000   6,720  11,018   18,375   6,720    11,018  18,375
   15   20,392  100,000   100,000 100,000   7,013  11,948   20,779   7,013    11,948  20,779

   16   22,356  100,000   100,000 100,000   7,272  12,894   23,413   7,272    12,894  23,413
   17   24,419  100,000   100,000 100,000   7,495  13,852   26,301   7,495    13,852  26,301
   18   26,585  100,000   100,000 100,000   7,678  14,820   29,467   7,678    14,820  29,467
   19   28,859  100,000   100,000 100,000   7,815  15,794   32,940   7,815    15,794  32,940
   20   31,247  100,000   100,000 100,000   7,901  16,770   36,753   7,901    16,770  36,753

age 60    45,102  100,000   100,000 100,000   7,405  21,540   62,448   7,405    21,540  62,448
age 65    62,785  100,000   100,000 127,948   4,791  25,684  104,875   4,791    25,684  104,875


(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


llustration                                                     Policies purchased before May 1, 1993
-------------------------------------------------------------------------------------------------------------------
Initial specified amount $100,000                      Male age 35                        Current costs assumed
Death benefit Option 1                                 nonsmoker                          annual premium $900
-------------------------------------------------------------------------------------------------------------------
         Premium       Death benefit (1)(2)           Policy value (1)(2)           Cash surrender value (1)(2)
         accumulated   assuming hypothetical gross    assuming hypothetical gross   assuming hypothetical gross
End of   with annual   annual investment return of    annual investment return of   annual investment return of
policy   interest
year     at 5%       0%       6%      12%       0%     6%      12%       0%       6%      12%
-------------------------------------------------------------------------------------------------------------------
1       $945 $100,000    $100,000   $100,000     $605   $648    $691    $0      $1     $44
2      1,937 100,000     100,000    100,000     1,202  1,326    1,455   475     598    727
3      2,979 100,000     100,000    100,000     1,779  2,022    2,285   993     1,236  1,499
4      4,073 100,000     100,000    100,000     2,336  2,737    3,190   1,491   1,893  2,346
5      5,222 100,000     100,000    100,000     2,873  3,473    4,177   1,972   2,572  3,276

6      6,428 100,000     100,000    100,000     3,380  4,218    5,243   2,660   3,498  4,522
7      7,694 100,000     100,000    100,000     3,869  4,986    6,409   3,329   4,446  5,868
8      9,024 100,000     100,000    100,000     4,329  5,766    7,674   3,969   5,406  7,314
9     10,420 100,000     100,000    100,000     4,772  6,571    9,061   4,591   6,391  8,880
10    11,886 100,000     100,000    100,000     5,186  7,390    10,570  5,186   7,390  10,570

11    13,425 100,000     100,000    100,000     5,572  8,224    12,217  5,572   8,224  12,217
12    15,042 100,000     100,000    100,000     5,931  9,075    14,016  5,931   9,075  14,016
13    16,739 100,000     100,000    100,000     6,253  9,932    15,974  6,253   9,932  15,974
14    18,521 100,000     100,000    100,000     6,548  10,809   18,120  6,548   10,809 18,120
15    20,392 100,000     100,000    100,000     6,807  11,694   20,464  6,807   11,694 20,464

16    22,356 100,000     100,000    100,000     7,030  12,589   23,030  7,030   12,589 23,030
17    24,419 100,000     100,000    100,000     7,207  13,486   25,834  7,207   13,486 25,834
18    26,585 100,000     100,000    100,000     7,337  14,384   28,904  7,337   14,384 28,904
19    28,859 100,000     100,000    100,000     7,412  15,274   32,264  7,412   15,274 32,264
20    31,247 100,000     100,000    100,000     7,420  16,146   35,942  7,420   16,146 35,942

age 60 45,102 100,000    100,000    100,000     6,601  20,390   60,812  6,601   20,390 60,812
age 65 62,785 100,000    100,000    124,315     3,230  23,445  101,900  3,230   23,445 101,900


(1)  Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

     The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


llustration
-------------------------------------------------------------------------------------------------------------------
Initial specified amount $100,000                      Male age 35                        Current costs assumed
Death benefit Option 1                                 nonsmoker                          annual premium $900
-------------------------------------------------------------------------------------------------------------------
         Premium       Death benefit (1)(2)           Policy value (1)(2)           Cash surrender value (1)(2)
         accumulated   assuming hypothetical gross    assuming hypothetical gross   assuming hypothetical gross
End of   with annual   annual investment return of    annual investment return of   annual investment return of
policy   interest
year     at 5%       0%       6%      12%       0%     6%      12%       0%       6%      12%
-------------------------------------------------------------------------------------------------------------------
    1  $945     $100,000  $100,000   $100,000    $605      $648    $660    $0     $1     $12
    2  1,937     100,000  100,000     100,000    1,172     1,295   1,388   445    568    661
    3  2,979     100,000  100,000     100,000    1,720     1,959   2,180   934    1,173  1,394
    4  4,073     100,000  100,000     100,000    2,248     2,640   3,042   1,403  1,796  2,198
    5  5,222     100,000  100,000     100,000    2,757     3,341   3,982   1,856  2,440  3,081

    6  6,428     100,000  100,000     100,000    3,236     4,050   4,996   2,515  3,329  4,275
    7  7,694     100,000  100,000     100,000    3,697     4,780   6,104   3,156  4,239  5,564
    8  9,024     100,000  100,000     100,000    4,129     5,520   7,306   3,769  5,159  6,945
    9  10,420    100,000  100,000     100,000    4,544     6,282   8,622   4,364  6,102  8,441
    10 11,886    100,000  100,000     100,000    4,932     7,057   10,053  4,932  7,057  10,053

    11 13,425    100,000  100,000     100,000    5,291     7,845   11,614  5,291  7,845  11,614
    12 15,042    100,000  100,000     100,000    5,624     8,647   13,317  5,624  8,647  13,317
    13 16,739    100,000  100,000     100,000    5,920     9,454   15,169  5,920  9,454  15,169
    14 18,521    100,000  100,000     100,000    6,189     10,276  17,197  6,189  10,276 17,197
    15 20,392    100,000  100,000     100,000    6,422     11,105  19,411  6,422  11,105 19,411

    16 22,356    100,000  100,000     100,000    6,609     11,931  21,822  6,609  11,931 21,822
    17 24,419    100,000  100,000     100,000    6,760     12,764  24,463  6,760  12,764 24,463
    18 26,585    100,000  100,000     100,000    6,866     13,596  27,353  6,866  13,596 27,353
    19 28,859    100,000  100,000     100,000    6,915     14,416  30,512  6,915  14,416 30,512
    20 31,247    100,000  100,000     100,000    6,898     15,215  33,965  6,898  15,215 33,965

age 60 45,102    100,000  100,000     100,000    5,674     18,740  57,045  5,674  18,740 57,045
age 65 62,785    100,000  100,000     116,888    1,599     20,552  95,188  1,599  20,552 95,188


(1)  Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

     The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

     Policy 3

     Policy illustrations

     The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a male insurance age 55 and a female insurance age 55, both nonsmokers, if:

         o   the annual rate of return of the fund is 0%, 6% or 12%.
         o   the cost of insurance rates are current rates or guaranteed rates.

     Any such illustration involves a number of detailed assumptions (see "Understanding the illustrations"). To the extent that your own circumstances differ from those assumed in the illustrations, your expected results would also differ.

     Upon request, you will be furnished with comparable tables illustrating death benefits, policy values, and cash surrender values based on the actual ages of the persons you propose to insure and on an initial specified amount and premium payment schedule. In addition, after you have purchased a policy, you may request illustrations based on policy values at the time of request.

     Understanding the illustrations:

     Rates of return: assumed to be uniform, gross, after-tax, annual rates of 0%, 6%, or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the fund as a whole but differed across portfolios.

     Insureds: assumed to be a male insurance age 55 and a female insurance age 55, in a standard risk classification, qualifying for the nonsmoker rate. Results would be lower if one or both of the insureds were in a substandard risk classification or did not qualify for the non-smoker rate.

     Premiums: A $15,000 premium is assumed to be paid in full at the beginning of each policy year. Results would differ if premiums were paid on a different schedule.

Policy loans and partial withdrawals: It is assumed that none have been made. (Since indebtedness is assumed to be zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

Effect of expenses and charges: The net investment return of the subaccounts, shown in the tables, is lower than the gross, after-tax return of the fund because expenses paid by the fund and charges made against the subaccounts have been deducted. These include:

o the daily investment management fee paid by the fund, assumed to be equivalent to an annual rate of 0.7% of the fund's aggregate average daily net assets;
o the daily mortality and expense risk charge, equivalent to 0.9% of the daily net asset value of the subaccounts annually; and
o an annual charge of 0.1% of the fund's aggregate average daily net assets for direct expenses incurred by the fund.

The latter charge is capped by IDS Life at 0.1%, even though actual expenses have been higher, ranging from 0.6% to 0.8% of the average daily net assets of the different portfolios in the year ended April 30, 1994. Although IDS Life reserves the right to discontinue capping these expenses, our present intent is to continue the cap indefinitely until actual expenses are less than the cap. Should IDS Life discontinue the cap prior to that time, the policy values and death benefits in the tables generally would be less.

(After deduction of the above expenses and charges, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate net annual rates of -1.69%, 4.21%, and 10.11%, respectively.)

Taxes: Results shown in the tables reflect the fact that IDS Life does not currently charge the subaccounts for federal income tax. If such a charge is taken in the future, the portfolios will have to earn more than they do now in order to produce the death benefits and policy values illustrated.


Illustration
---------------------------------------------------------------------------------------------------------------------
Initial specified amount $1,000,000          Male - Insurance age 55 Nonsmoker            Current costs assumed
Death benefit Option 1                       Female - Insurance age 55 Nonsmoker          annual premium $15,000
---------------------------------------------------------------------------------------------------------------------
        Premium      Death benefit (1)(2)          Policy value(1)(2)              Cash surrender value (1)(2)
        accumulated  assuming hypothetical gross   assuming hypothetical gross     assuming hypothetical gross
End of  with annual  annual investment return of   annual investment return of     annual investment return of
policy  interest
year    at 5%          0%         6%        12%     0%       6%       12%     0%       6%       12%
---------------------------------------------------------------------------------------------------------------------
1         15750    1000000    1000000    1000000  12651    13424    14196    8651    9424     10196
2         32288    1000000    1000000    1000000  25091    27415    29830   21091   23415     25830
3         49652    1000000    1000000    1000000  37208    41880    46926   33208   37880     42926
4         67884    1000000    1000000    1000000  48899    56727    65520   44899   52727     61520
5         87029    1000000    1000000    1000000  60287    72093    85888   56287   68093     81888

6        107130    1000000    1000000    1000000  71159    87781   107990   67559   84181    104390
7        128237    1000000    1000000    1000000  81642   103927   132130   78442  100727    128930
8        150398    1000000    1000000    1000000  91530   120341   158315   88730  117541    155515
9        173668    1000000    1000000    1000000 100843   137053   186782   98443  134653    184382
10       198102    1000000    1000000    1000000 109597   154091   217796  107597  152091    215796

11       223757    1000000    1000000    1000000 117705   171386   251558  116105  169786    249958
12       250695    1000000    1000000    1000000 125288   189070   288490  124088  187870    287290
13       278979    1000000    1000000    1000000 132259   207081   328874  131459  206281    328074
14       308678    1000000    1000000    1000000 138531   225360   373048  138131  224960    372648
15       339862    1000000    1000000    1000000 144222   244042   421558  144222  224042    421558

20       520789    1000000    1000000    1000000 164007   345156   751285  164007  345156    751285
25       751702    1000000    1000000    1362530 151963   449820  1297647  151963  449820   1297647
30      1046412    1000000    1000000    2280735  46519   529397  2172129   46519  529397   2172129
35      1422545          0    1000000    3716419      0   526059  3539447       0  526059   3539447
40      1902596          0    1000000    5931790      0   341804  5649324       0  341804   5649324
45      2515277          0          0    9069560      0        0  8979762       0       0   8979762


(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


Illustration
---------------------------------------------------------------------------------------------------------------------
Initial specified amount $1,000,000          Male - Insurance age 55 Nonsmoker            Guaranteed costs assumed
Death benefit Option 1                       Female - Insurance age 55 Nonsmoker          annual premium $15,000
---------------------------------------------------------------------------------------------------------------------
        Premium      Death benefit (1)(2)          Policy value(1)(2)              Cash surrender value (1)(2)
        accumulated  assuming hypothetical gross   assuming hypothetical gross     assuming hypothetical gross
End of  with annual  annual investment return of   annual investment return of     annual investment return of
policy  interest
year    at 5%          0%         6%        12%     0%       6%       12%     0%       6%       12%
---------------------------------------------------------------------------------------------------------------------
1         15750    1000000    1000000    1000000  12651    13424    14196    8651    9424     10196
2         32288    1000000    1000000    1000000  25091    27415    29830   21091   23415     25830
3         49652    1000000    1000000    1000000  37208    41880    46926   33208   37880     42926
4         67884    1000000    1000000    1000000  48899    56727    65520   44899   52727     61520
5         87029    1000000    1000000    1000000  60287    72093    85888   56287   68093     81888

6        107130    1000000    1000000    1000000  71159    87781   107990   67559   84181    104390
7        128237    1000000    1000000    1000000  81642   103927   132130   78442  100727    128930
8        150398    1000000    1000000    1000000  91530   120341   158315   88730  117541    155515
9        173668    1000000    1000000    1000000 100843   137053   186782   98443  134653    184382
10       198102    1000000    1000000    1000000 109492   153988   217697  107492  151988    215697

11       223757    1000000    1000000    1000000 117288   170973   251160  115688  169373    249560
12       250695    1000000    1000000    1000000 124256   188039   287501  123056  186839    286301
13       278979    1000000    1000000    1000000 130212   205026   326914  129412  204226    326114
14       308678    1000000    1000000    1000000 135078   221870   369736  134678  221470    369336
15       339862    1000000    1000000    1000000 138775   238514   416371  138775  238514    416371

20       520789    1000000    1000000    1000000 129561   310821   724728  129561  310821    724728
25       751702    1000000    1000000    1302265  23194   325124  1240252   23194  325124   1240252
30      1046412          0    1000000    2163670      0   167003  2060638       0  167003   2060638
35      1422545          0          0    3476898      0        0  3311332       0       0   3311332
40      1902596          0          0    5409153      0        0  5151574       0       0   5151574
45      2515277          0          0    7983928      0        0  7904879       0       0   7904879


(1)  Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


Illustration
---------------------------------------------------------------------------------------------------------------------
Initial specified amount $1,000,000          Male - Insurance age 55 Nonsmoker            Current costs assumed
Death benefit Option 2                       Female - Insurance age 55 Nonsmoker          annual premium $15,000
---------------------------------------------------------------------------------------------------------------------
        Premium      Death benefit (1)(2)          Policy value(1)(2)              Cash surrender value (1)(2)
        accumulated  assuming hypothetical gross   assuming hypothetical gross     assuming hypothetical gross
End of  with annual  annual investment return of   annual investment return of     annual investment return of
policy  interest
year    at 5%          0%         6%        12%     0%       6%       12%     0%       6%       12%
---------------------------------------------------------------------------------------------------------------------
1         15750    1012650    1013422    1014195  12650    13422    14195    8650    9422     10195
2         32288    1025086    1027410    1029825  25086    27410    29825   21086   23410     25825
3         49652    1037195    1041864    1046909  37195    41864    46909   33195   37864     42909
4         67884    1048862    1056683    1065469  48862    56683    65469   44862   52683     61469
5         87029    1060214    1072004    1085780  60214    72004    85780   56214   68004     81780

6        107130    1071019    1087604    1107768  71019    87604   107768   67419   84004    104168
7        128237    1081406    1103617    1131726  81406   103617   131726   78206  100417    128526
8        150398    1091143    1119816    1157604  91143   119816   157604   88343  117016    154804
9        173668    1100242    1136207    1185594 100242   136207   185594   97842  133807    183194
10       198102    1108715    1152801    1215912 108715   152801   215912  106715  150801    213912

11       223757    1116452    1169483    1248666 116452   169483   248666  114852  167883    247066
12       250695    1123585    1186379    1284229 123585   186379   284229  122385  185179    283029
13       278979    1130005    1203375    1322758 130005   203375   322758  129205  202575    321958
14       308678    1135607    1220355    1364430 135607   220355   364430  135207  219955    364030
15       339862    1140521    1237439    1409686 140521   237439   409686  140521  237439    409686

20       520789    1154361    1323780    1703041 154361   323780   703041  154361  323780    703041
25       751702    1130471    1388619    2131448 130471   388619  1131448  130471  388619   1131448
30      1046412    1007126    1352982    2694292   7126   352982  1694292    7126  352982   1694292
35      1422545          0    1067303    3330814      0    67303  2330814       0   67303   2330814
40      1902596          0          0    4052478      0        0  3052478       0       0   3052478
45      2515277          0          0    4424523      0        0  3424523       0       0   3424523


(1)  Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


Illustration
---------------------------------------------------------------------------------------------------------------------
Initial specified amount $1,000,000          Male - Insurance age 55 Nonsmoker            Guaranteed costs assumed
Death benefit Option 2                       Female - Insurance age 55 Nonsmoker          annual premium $15,000
---------------------------------------------------------------------------------------------------------------------
        Premium      Death benefit (1)(2)          Policy value(1)(2)              Cash surrender value (1)(2)
        accumulated  assuming hypothetical gross   assuming hypothetical gross     assuming hypothetical gross
End of  with annual  annual investment return of   annual investment return of     annual investment return of
policy  interest
year    at 5%          0%         6%        12%     0%       6%       12%     0%       6%       12%
---------------------------------------------------------------------------------------------------------------------
1         15750    1012650    1013422    1014195  12650    13422    14195    8650    9422     10195
2         32288    1025086    1027410    1029825  25086    27410    29825   21086   23410     25825
3         49652    1037195    1041864    1046909  37195    41864    46909   33195   37864     42909
4         67884    1048862    1056683    1065469  48862    56683    65469   44862   52683     61469
5         87029    1060214    1072004    1085780  60214    72004    85780   56214   68004     81780

6        107130    1071019    1087604    1107768  71019    87604   107768   67419   84004    104168
7        128237    1081406    1103617    1131726  81406   103617   131726   78206  100417    128526
8        150398    1091143    1119816    1157604  91143   119816   157604   88343  117016    154804
9        173668    1100242    1136207    1185594 100242   136207   185594   97842  133807    183194
10       198102    1108596    1152679    1215786 108596   152679   215786  106596  150679    213786

11       223757    1115980    1168989    1248149 115980   168989   248149  114380  167389    246549
12       250695    1122410    1185130    1282904 122410   185130   282904  121210  183930    281704
13       278979    1127665    1200852    1320041 127665   200852   320041  126865  200052    319241
14       308678    1131648    1216014    1359674 131648   216014   359674  131248  215614    359274
15       339862    1134260    1230470    1401932 134260   230470   401932  134260  230470    401932

20       520789    1114956    1277423    1648090 114956   277423   648090  114956  277423    648090
25       751702          0    1217641    1912766      0   217641   912766       0  217641    912766
30      1046412          0          0    2085053      0        0  1085053       0       0   1085053
35      1422545          0          0    1925001      0        0   925001       0       0    925001
40      1902596          0          0    1056450      0        0    56450       0       0     56450
45      2515277          0          0          0      0        0        0       0       0         0


(1)  Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Policy 4

Policy illustrations

The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a 35-year-old male nonsmoker, under Death Benefit Option 1, if:

         o        the annual rate of return of the fund is 0%, 6% or 12%.
         o the cost of insurance rates and policy fees are current rates or guaranteed rates and fees.

This type of illustration involves a number of detailed assumptions. To the extent that the owner's own circumstances differ from those assumed in the illustrations, the owner's expected results also would differ.

Upon request, IDS Life will furnish the owner with comparable tables illustrating death benefits, policy values and cash surrender values based on the actual age of the person the owner proposes to insure and on an initial specified amount and premium payment schedule. In addition, after the owner has purchased a policy, the owner may request illustrations based on policy values at the time of request.

Understanding the illustrations:
Rates of return: assumes uniform, gross, after-tax, annual rates of 0%, 6% or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the fund as a whole but differed across portfolios.

Insured: assumes a male insurance age 35, in a standard risk classification, qualifying for the nonsmoker rate. Results would be lower if the insured were in a substandard risk classification or did not qualify for the non-smoker rate.

Premiums: assumes a $900 premium is paid in full at the beginning of each policy year. Results would differ if premiums were paid on a different schedule.

Policy loans and partial withdrawals: assumes that none have been made. (Since IDS Life assumes indebtedness is zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

Effect of expenses and charges:

The death benefit, policy value and cash surrender value reflect the following charges:

o    Premium expense charge: 5% of each premium payment.
o Cost of insurance charge for the sex, age and rate classification for the assumed insured.
o    Policy  fee:  $5 per  month  ($7.50  per  month  guaranteed maximum).
o The expenses paid by the fund and charges made against the subaccount as described below:

The net investment return of the subaccounts shown in the tables is lower than the gross, after-tax return of the fund because IDS Life deducted the expenses paid by the fund and charges made against the subaccounts have been deducted.

These include:

o the daily investment management fee paid by the fund, assumed to be equivalent to an annual rate of 0.7% of the fund's average daily net assets; the assumed investment management fee is approximately equal to a simple average of the investment management fees of the funds available under the policy. The actual charges you incur will depend on how you choose to allocate policy value.

o the daily mortality and expense risk charge, equivalent to 0.9% of the average daily net asset value of the subaccounts annually for the first 10 policy years and 0.45% thereafter, IDS Life reserves the right to charge up to 0.9% for all policy years.

o a nonadvisory expense charge, assumed to be 0.1% of each fund's average daily net assets for direct expenses incurred by the fund; currently, this is the maximum direct expenses the funds will incur after IDS Life limits the direct expenses of some funds. The actual charges the owner incurs will depend on how the owner chooses to allocate the policy.

After deduction of the expenses and charges described above, the illustrated gross annual investment rates of return correspond to the following approximate net annual rates of return:

     Net annual rate of             Net annual rate of        Net annual rate of
     return for "Guaranteed         return for "Current       return for "Current
     Gross annual investment        costs assumed"            costs assumed"
     costs assumed"

     rate                           illustration              illustration, years      illustration, years
     of return                      1-10                      11 and after


      0%                           -1.69%                    -1.69%                    -1.24%

      6                             4.21                      4.21                      4.68

     12                            10.11                     10.11                     10.61


Taxes: Results shown in the tables reflect the fact that IDS Life does not currently charge the subaccounts for federal income tax. If we take such a charge in the future, the portfolios will have to earn more than they do now in order to produce the death benefits and policy values illustrated.


llustration
-------------------------------------------------------------------------------------------------------------------
Initial specified amount $100,000                      Male age 35                        Current costs assumed
Death benefit Option 1                                 nonsmoker                          annual premium $900
-------------------------------------------------------------------------------------------------------------------
         Premium       Death benefit (1)(2)           Policy value (1)(2)           Cash surrender value (1)(2)
         accumulated   assuming hypothetical gross    assuming hypothetical gross   assuming hypothetical gross
End of   with annual   annual investment return of    annual investment return of   annual investment return of
policy   interest
year     at 5%       0%        6%        12%        0%       6%      12%       0%       6%      12%
-------------------------------------------------------------------------------------------------------------------
1        $  945   $100,000   $100,000   $100,000    614      657      700       0       0         0
2         1,937   $100,000   $100,000   $100,000  1,209    1,333    1,463     308     432       562
3         2,979   $100,000   $100,000   $100,000  1,784    2,027    2,292     883   1,126     1,391
4         4,073   $100,000   $100,000   $100,000  2,335    2,737    3,191   1,434   1,836     2,290
5         5,222   $100,000   $100,000   $100,000  2,868    3,467    4,172   1,967   2,566     3,271

6         6,428   $100,000   $100,000   $100,000  3,375    4,212    5,236   2,654   3,491     4,515
7         7,694   $100,000   $100,000   $100,000  3,857    4,972    6,392   3,317   4,431     5,851
8         9,024   $100,000   $100,000   $100,000  4,316    5,749    7,651   3,956   5,389     7,291
9        10,420   $100,000   $100,000   $100,000  4,749    6,541    9,021   4,568   6,361     8,841
10       11,886   $100,000   $100,000   $100,000  5,153    7,346   10,512   5,153   7,346    10,512

11       13,425   $100,000   $100,000   $100,000  5,552    8,200   12,189   5,552   8,200    12,189
12       15,042   $100,000   $100,000   $100,000  5,922    9,072   14,025   5,922   9,072    14,025
13       16,739   $100,000   $100,000   $100,000  6,264    9,963   16,040   6,264   9,963    16,040
14       18,521   $100,000   $100,000   $100,000  6,576   10,873   18,252   6,576  10,873    18,252
15       20,392   $100,000   $100,000   $100,000  6,854   11,799   20,681   6,854  11,799    20,681

16       22,356   $100,000   $100,000   $100,000  7,095   12,739   23,348   7,095  12,739    23,348
17       24,419   $100,000   $100,000   $100,000  7,295   13,690   26,279   7,295  13,690    26,279
18       26,585   $100,000   $100,000   $100,000  7,447   14,646   29,501   7,447  14,646    29,501
19       28,859   $100,000   $100,000   $100,000  7,552   15,609   33,048   7,552  15,609    33,048
20       31,247   $100,000   $100,000   $100,000  7,598   16,570   36,955   7,598  16,570    36,955

age 60   45,102   $100,000   $100,000   $100,000  6,784   21,209   63,603   6,784  21,209    63,603
age 65   62,785   $100,000   $100,000   $132,317  3,559   25,064  108,456   3,559  25,064   108,456


(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and the owner should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. IDS Life cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


llustration
-------------------------------------------------------------------------------------------------------------------
Initial specified amount $100,000                      Male age 35                        Guaranteed costs assumed
Death benefit Option 1                                 nonsmoker                          annual premium $900
-------------------------------------------------------------------------------------------------------------------
         Premium       Death benefit (1)(2)           Policy value (1)(2)           Cash surrender value (1)(2)
         accumulated   assuming hypothetical gross    assuming hypothetical gross   assuming hypothetical gross
End of   with annual   annual investment return of    annual investment return of   annual investment return of
policy   interest
year     at 5%       0%        6%         12%       0%       6%      12%       0%       6%      12%
-------------------------------------------------------------------------------------------------------------------
1         $ 945   $100,000   $100,000   $100,000    584      626      668       0       0         0
2         1,937   $100,000   $100,000   $100,000  1,150    1,270    1,396     249     369       495
3         2,979   $100,000   $100,000   $100,000  1,696    1,931    2,187     795   1,030     1,286
4         4,073   $100,000   $100,000   $100,000  2,219    2,606    3,044   1,318   1,705     2,143
5         5,222   $100,000   $100,000   $100,000  2,723    3,299    3,977   1,822   2,398     3,076

6         6,428   $100,000   $100,000   $100,000  3,203    4,006    4,989   2,482   3,285     4,268
7         7,694   $100,000   $100,000   $100,000  3,658    4,726    6,088   3,117   4,185     5,548
8         9,024   $100,000   $100,000   $100,000  4,090    5,461    7,284   3,729   5,101     6,924
9        10,420   $100,000   $100,000   $100,000  4,496    6,209    8,584   4,315   6,029     8,404
10       11,886   $100,000   $100,000   $100,000  4,873    6,969    9,998   4,873   6,969     9,998

11       13,425   $100,000   $100,000   $100,000  5,221    7,737   11,533   5,221   7,737    11,533
12       15,042   $100,000   $100,000   $100,000  5,538    8,515   13,205   5,538   8,515    13,205
13       16,739   $100,000   $100,000   $100,000  5,823    9,302   15,026   5,823   9,302    15,026
14       18,521   $100,000   $100,000   $100,000  6,075   10,094   17,011   6,075  10,094    17,011
15       20,392   $100,000   $100,000   $100,000  6,289   10,891   19,174   6,289  10,891    19,174

16       22,356   $100,000   $100,000   $100,000  6,463   11,688   21,533   6,463  11,688    21,533
17       24,419   $100,000   $100,000   $100,000  6,590   12,479   24,104   6,590  12,479    24,104
18       26,585   $100,000   $100,000   $100,000  6,666   13,260   26,910   6,666  13,260    26,910
19       28,859   $100,000   $100,000   $100,000  6,683   14,024   29,971   6,683  14,024    29,971
20       31,247   $100,000   $100,000   $100,000  6,637   14,766   33,315   6,637  14,766    33,315

age 60   45,102   $100,000   $100,000   $100,000  5,216   17,893   55,543   5,216  17,893    55,543
age 65   62,785   $100,000   $100,000   $112,343    764   18,976   92,085     764  18,976    92,085


(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and the owner should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. IDS Life cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Policy 5

Policy Illustrations

The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a male insurance age 55 and a female insurance age 60, both nonsmokers, if:

     o   the annual rate of return of the fund is 0%, 6% or 12%.

     o   the cost of insurance rates are current rates or guaranteed rates.

This type of illustration involves a number of detailed assumptions. (See chart, "Understanding the illustrations.") To the extent that your own circumstances differ from those assumed in the illustrations, your expected results would also differ.

Upon request, we will furnish you with comparable tables illustrating death benefits, policy values and cash surrender values based on the actual ages of the persons you propose to insure and on an initial specified amount and premium payment schedule. In addition, after you have purchased a policy, you may request illustrations based on policy values at the time of request.

Understanding the illustrations:

Rates of return: assumes uniform, gross, after-tax, annual rates of 0%, 6%, or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the funds as a whole, but differed across individual funds.

Insureds: assumes a male insurance age 55 and a female insurance age 55, in a standard risk classification, qualifying for the preferred nonsmoker rate. Results would be lower if one or both of the insureds were in a substandard risk classification or did not qualify for the non-smoker rate.

Premiums: assumes a $15,000 premium to be paid in full at the beginning of each policy year. Results would differ if premiums were paid on a different schedule.

Policy loans and partial withdrawals: assumes that none have been made. (Since we assume indebtedness is zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

Effect of expenses and charges:

The death benefit, policy value and cash surrender value reflect the following charges:

o    Premium expense charge: 5% of each premium payment.

o Cost of insurance charge and surrender charge for the sex, age and risk classification for each insured.

o Policy fee: $20 per month for 10 years; $0 per month (or $7.50 guaranteed maximum) per month for years 11 and on.

o Administrative charge: $.07 per month per $1,000 of initial specified amount for 10 years; $.00 (or $.02 guaranteed maximum) per month per $1,000 of initial specified amount per month for years 11 and on.

o Policy value credit: Policy value credit as described in the illustrations below labeled "current cost assumed."

o The expenses paid by the fund and charges made against the subaccounts as described below:

The net investment return of the subaccounts, shown in the tables, is lower than the gross, after-tax return of the fund because we deducted expenses paid by the fund and charges made against the subaccounts. These include:

     o the daily investment management fee paid by the fund, assumed to be equivalent to an annual rate of 0.73% of the fund's average daily net assets; the assumed investment management fee is approximately equal to a simple average of the investment management fees based on assets of the subaccounts, of the funds available under the policy. The actual charges you incur will depend on how you choose to allocate policy value. See Fund expenses in the Loads, Fees and Charges section of the prospectus for additional information;

     o The 12b-1 fee, assumed to be equivalent to an annual rate of 0.09% of the fund's average daily net assets.

     o the daily mortality and expense risk charge, equivalent to 0.9% of the daily net asset value of the subaccounts annually for the first two policy years and 0.45% thereafter, we reserve the right to charge up to 0.9% for all policy years; and

     o a nonadvisory expense charge, assumed to be equivalent to an annual rate of 0.17% of each fund's average daily net assets for direct expenses incurred by the fund. The actual charges you incur will depend on how you choose to allocate policy value. See Fund expenses in the Loads, Fees and Charges section of this prospectus for additional information.

After deduction of the expenses and charges described above, the illustrated gross annual investment rates of return correspond to the following approximate net annual rates of return:


                             Net annual rate of         Net annual rate of         Net annual rate of
                             return for "Guaranteed     return for "Current        return for "Current
Gross annual investment      costs assumed"             costs assumed"             costs assumed"
rate                         illustration               illustration, years 1-10   illustration, years 11
of return                                                                          and after
 0%                          (1.89)%                    (1.89)%                    (1.44)%

 6                            4.11                       4.11                       4.56

12                           10.11                      10.11                      10.56


Taxes: Results shown in the tables reflect the fact that IDS Life does not currently charge the subaccounts for federal income tax. If we take such a charge in the future, the portfolios will have to earn more than they do now in order to produce the death benefits and policy values illustrated.

At any time, upon written request by you, we will provide a projection of future death benefits and policy values. The projection will be based on assumptions as to specified amount(s), type of coverage option and future premium payments as are necessary and specified by us and/or you.


Policy Illustrations

Illustration
-------------------------------------- ------------------------------------------------------- ----------------------------------
Initial specified amount $1,000,000     Male - Insurance age 65 - Preferred Nonsmoker          Current costs assumed
Death benefit Option 1                  Female - Insurance age 60 - Preferred Nonsmoker        annual premium $15,000
-------------------------------------- ------------------------------------------------------- ----------------------------------

          Premium         Death benefit (1)(2)                  Policy value (1)(2)                Cash surrender value (1)(2)
                          Assuming hypothetical gross           assuming hypothetical gross        assuming hypothetical gross
End of    accumulated     annual investment return of           annual investment return of        annual investment return of
policy    with annual
year      interest
          at 5%           0%           6%          12%         0%         6%          12%         0%         6%          12%
--------- ----------- ------------ ----------- ------------ ---------- ---------- ------------ ---------- ---------- ------------

   1      $15,750     $1,000,000   $1,000,000  $1,000,000   $12,988    $13,810    $14,634      $0         $0         $0
   2      $32,288     $1,000,000   $1,000,000  $1,000,000   $25,634    $28,089    $30,645      $7,642     $10,097    $12,652
   3      $49,652     $1,000,000   $1,000,000  $1,000,000   $37,926    $42,837    $48,153      $19,934    $24,845    $30,161
   4      $67,884     $1,000,000   $1,000,000  $1,000,000   $49,850    $58,052    $67,291      $31,857    $40,059    $49,298
   5      $87,029     $1,000,000   $1,000,000  $1,000,000   $61,383    $73,725    $88,195      $43,390    $55,732    $70,203

   6      $107,130    $1,000,000   $1,000,000  $1,000,000   $72,499    $89,843    $111,016     $56,306    $73,650    $94,823
   7      $128,237    $1,000,000   $1,000,000  $1,000,000   $83,182    $106,403   $135,928     $68,788    $92,009    $121,534
   8      $150,398    $1,000,000   $1,000,000  $1,000,000   $93,415    $123,402   $163,132     $80,821    $110,808   $150,538
   9      $173,668    $1,000,000   $1,000,000  $1,000,000   $103,183   $140,840   $192,850     $92,388    $130,045   $182,055
   10     $198,102    $1,000,000   $1,000,000  $1,000,000   $112,453   $158,701   $225,317     $103,457   $149,705   $216,320

   11     $223,757    $1,000,000   $1,000,000  $1,000,000   $122,707   $178,726   $262,884     $115,510   $171,529   $255,688
   12     $250,695    $1,000,000   $1,000,000  $1,000,000   $132,409   $199,304   $304,148     $127,011   $193,907   $298,751
   13     $278,979    $1,000,000   $1,000,000  $1,000,000   $141,534   $220,445   $349,520     $137,936   $216,847   $345,922
   14     $308,678    $1,000,000   $1,000,000  $1,000,000   $150,022   $242,130   $399,444     $148,223   $240,331   $397,644
   15     $339,862    $1,000,000   $1,000,000  $1,000,000   $157,824   $264,353   $454,440     $157,824   $264,353   $454,440

   20     $520,789    $1,000,000   $1,000,000  $1,000,000   $181,798   $381,229   $829,123     $181,798   $381,229   $829,123
   25     $751,702    $1,000,000   $1,000,000  $1,531,373   $156,159   $496,450   $1,458,450   $156,159   $496,450   $1,458,450
   30     $1,046,412  $0           $1,000,000  $2,602,142   $0         $581,307   $2,478,230   $0         $581,307   $2,478,230
   35     $1,422,545  $0           $1,000,000  $4,315,768   $0         $598,093   $4,110,255   $0         $598,093   $4,110,255
   40     $1,902,596  $0           $1,000,000  $6,859,244   $0         $355,871   $6,791,331   $0         $355,871   $6,791,331
   45     $2,515,277  $0           $0          $11,400,937  $0         $0         $11,400,937  $0         $0         $11,400,937


(1)  Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


Illustration
-------------------------------------- ------------------------------------------------------- ----------------------------------
Initial specified amount $1,000,000     Male - Insurance age 65 - Preferred Nonsmoker          Guaranteed costs assumed
Death benefit Option 1                  Female - Insurance age 60 - Preferred Nonsmoker        annual premium $15,000
-------------------------------------- ------------------------------------------------------- ----------------------------------

          Premium         Death benefit (1)(2)                  Policy value (1)(2)                Cash surrender value (1)(2)
                          Assuming hypothetical gross           assuming hypothetical gross        assuming hypothetical gross
End of    accumulated     annual investment return of           annual investment return of        annual investment return of
policy    with annual
year      interest
          at 5%           0%           6%          12%         0%         6%          12%         0%         6%          12%
--------- ----------- ------------ ----------- ------------ ---------- ---------- ------------ ---------- ---------- ------------
   1      $15,750     $1,000,000   $1,000,000  $1,000,000   $12,841    $13,658     $14,477     $0         $0         $0
   2      $32,288     $1,000,000   $1,000,000  $1,000,000   $25,275    $27,710     $30,244     $7,283     $9,718     $12,252
   3      $49,652     $1,000,000   $1,000,000  $1,000,000   $37,273    $42,131     $47,393     $19,280    $24,139    $29,400
   4      $67,884     $1,000,000   $1,000,000  $1,000,000   $48,791    $56,888     $66,013     $30,799    $38,896    $48,021
   5      $87,029     $1,000,000   $1,000,000  $1,000,000   $59,779    $71,935     $86,197     $41,787    $53,942    $68,205

   6      $107,130    $1,000,000   $1,000,000  $1,000,000   $70,176    $87,215     $108,040    $53,983    $71,022    $91,847
   7      $128,237    $1,000,000   $1,000,000  $1,000,000   $79,913    $102,663    $131,642    $65,520    $88,270    $117,248
   8      $150,398    $1,000,000   $1,000,000  $1,000,000   $88,911    $118,203    $157,110    $76,316    $105,608   $144,516
   9      $173,668    $1,000,000   $1,000,000  $1,000,000   $97,076    $133,741    $184,561    $86,280    $122,946   $173,766
   10     $198,102    $1,000,000   $1,000,000  $1,000,000   $104,295   $149,167    $214,115    $95,299    $140,171   $205,119

   11     $223,757    $1,000,000   $1,000,000  $1,000,000   $111,165   $165,102    $246,685    $103,968   $157,905   $239,488
   12     $250,695    $1,000,000   $1,000,000  $1,000,000   $116,744   $180,629    $281,686    $111,346   $175,231   $276,288
   13     $278,979    $1,000,000   $1,000,000  $1,000,000   $120,803   $195,524    $319,266    $117,204   $191,926   $315,668
   14     $308,678    $1,000,000   $1,000,000  $1,000,000   $123,049   $209,506    $359,584    $121,249   $207,706   $357,785
   15     $339,862    $1,000,000   $1,000,000  $1,000,000   $123,132   $222,240    $402,844    $123,132   $222,240   $402,844

   20     $520,789    $1,000,000   $1,000,000  $1,000,000   $73,156    $250,485    $676,995    $73,156    $250,485   $676,995
   25     $751,702    $0           $1,000,000  $1,198,040   $0         $133,706    $1,140,991  $0         $133,706   $1,140,991
   30     $1,046,412  $0           $0          $1,981,621   $0         $0          $1,887,258  $0         $0         $1,887,258
   35     $1,422,545  $0           $0          $3,143,560   $0         $0          $2,993,867  $0         $0         $2,993,867
   40     $1,902,596  $0           $0          $4,774,346   $0         $0          $4,727,076  $0         $0         $4,727,076
   45     $2,515,277  $0           $0          $7,745,019   $0         $0          $7,745,019  $0         $0         $7,745,019


(1)  Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration
-------------------------------------- ------------------------------------------------------- ----------------------------------
Initial specified amount $1,000,000     Male - Insurance age 65 - Preferred Nonsmoker          Current costs assumed
Death benefit Option 2                  Female - Insurance age 60 - Preferred Nonsmoker        annual premium $15,000
-------------------------------------- ------------------------------------------------------- ----------------------------------

          Premium         Death benefit (1)(2)                  Policy value (1)(2)                Cash surrender value (1)(2)
                          Assuming hypothetical gross           assuming hypothetical gross        assuming hypothetical gross
End of    accumulated     annual investment return of           annual investment return of        annual investment return of
policy    with annual
year      interest
          at 5%           0%           6%          12%         0%         6%          12%         0%         6%          12%
--------- ----------- ------------ ----------- ------------ ---------- ---------- ------------ ---------- ---------- ------------
   1      $15,750     $1,012,987   $1,013,810  $1,014,633   $12,987    $13,810    $14,633      $0         $0         $0
   2      $32,288     $1,025,630   $1,028,085  $1,030,639   $25,630    $28,085    $30,639      $7,638     $10,092    $12,647
   3      $49,652     $1,037,912   $1,042,820  $1,048,135   $37,912    $42,820    $48,135      $19,919    $24,828    $30,142
   4      $67,884     $1,049,814   $1,058,010  $1,067,242   $49,814    $58,010    $67,242      $31,822    $40,018    $49,249
   5      $87,029     $1,061,311   $1,073,637  $1,088,088   $61,311    $73,637    $88,088      $43,319    $55,644    $70,095

   6      $107,130    $1,072,369   $1,089,677  $1,110,806   $72,369    $89,677    $110,806     $56,176    $73,484    $94,613
   7      $128,237    $1,082,963   $1,106,114  $1,135,549   $82,963    $106,114   $135,549     $68,569    $91,720    $121,155
   8      $150,398    $1,093,071   $1,122,931  $1,162,490   $93,071    $122,931   $162,490     $80,476    $110,336   $149,895
   9      $173,668    $1,102,668   $1,140,109  $1,191,814   $102,668   $140,109   $191,814     $91,873    $129,314   $181,019
   10     $198,102    $1,111,712   $1,157,609  $1,223,708   $111,712   $157,609   $223,708     $102,716   $148,613   $214,711

   11     $223,757    $1,121,667   $1,177,134  $1,260,445   $121,667   $177,134   $260,445     $114,470   $169,937   $253,248
   12     $250,695    $1,130,982   $1,197,037  $1,300,535   $130,982   $197,037   $300,535     $125,585   $191,640   $295,137
   13     $278,979    $1,139,620   $1,217,287  $1,344,279   $139,620   $217,287   $344,279     $136,022   $213,688   $340,681
   14     $308,678    $1,147,499   $1,237,805  $1,391,969   $147,499   $237,805   $391,969     $145,700   $236,006   $390,170
   15     $339,862    $1,154,551   $1,258,523  $1,443,937   $154,551   $258,523   $443,937     $154,551   $258,523   $443,937

   20     $520,789    $1,171,380   $1,358,424  $1,777,916   $171,380   $358,424   $777,916     $171,380   $358,424   $777,916
   25     $751,702    $1,128,500   $1,416,737  $2,254,171   $128,500   $416,737   $1,254,171   $128,500   $416,737   $1,254,171
   30     $1,046,412  $0           $1,331,023  $2,860,554   $0         $331,023   $1,860,554   $0         $331,023   $1,860,554
   35     $1,422,545  $0           $0          $3,564,808   $0         $0         $2,564,808   $0         $0         $2,564,808
   40     $1,902,596  $0           $0          $4,218,865   $0         $0         $3,218,865   $0         $0         $3,218,865
   45     $2,515,277  $0           $0          $4,635,977   $0         $0         $3,635,977   $0         $0         $3,635,977


(1)  Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


Illustration
-------------------------------------- ------------------------------------------------------- ----------------------------------
Initial specified amount $1,000,000     Male - Insurance age 65 - Preferred Nonsmoker          Guaranteed costs assumed
Death benefit Option 2                  Female - Insurance age 60 - Preferred Nonsmoker        annual premium $15,000
-------------------------------------- ------------------------------------------------------- ----------------------------------

          Premium         Death benefit (1)(2)                  Policy value (1)(2)                Cash surrender value (1)(2)
                          Assuming hypothetical gross           assuming hypothetical gross        assuming hypothetical gross
End of    accumulated     annual investment return of           annual investment return of        annual investment return of
policy    with annual
year      interest
          at 5%           0%           6%          12%         0%         6%          12%         0%         6%          12%
--------- ----------- ------------ ----------- ------------ ---------- ---------- ------------ ---------- ---------- ------------
   1      $15,750     $1,012,840   $1,013,657  $1,014,476   $12,840    $13,657    $14,476      $0         $0         $0
   2      $32,288     $1,025,268   $1,027,702  $1,030,235   $25,268    $27,702    $30,235      $7,276     $9,710     $12,243
   3      $49,652     $1,037,248   $1,042,103  $1,047,361   $37,248    $42,103    $47,361      $19,256    $24,111    $29,369
   4      $67,884     $1,048,731   $1,056,817  $1,065,929   $48,731    $56,817    $65,929      $30,738    $38,824    $47,937
   5      $87,029     $1,059,654   $1,071,781  $1,086,011   $59,654    $71,781    $86,011      $41,662    $53,789    $68,018

   6      $107,130    $1,069,946   $1,086,922  $1,107,669   $69,946    $86,922    $107,669     $53,753    $70,729    $91,476
   7      $128,237    $1,079,522   $1,102,146  $1,130,963   $79,522    $102,146   $130,963     $65,128    $87,753    $116,569
   8      $150,398    $1,088,284   $1,117,344  $1,155,938   $88,284    $117,344   $155,938     $75,689    $104,749   $143,343
   9      $173,668    $1,096,119   $1,132,379  $1,182,627   $96,119    $132,379   $182,627     $85,324    $121,583   $171,832
   10     $198,102    $1,102,889   $1,147,085  $1,211,038   $102,889   $147,085   $211,038     $93,892    $138,089   $202,042

   11     $223,757    $1,109,159   $1,162,012  $1,241,928   $109,159   $162,012   $241,928     $101,962   $154,816   $234,731
   12     $250,695    $1,113,950   $1,176,148  $1,274,491   $113,950   $176,148   $274,491     $108,552   $170,750   $269,093
   13     $278,979    $1,116,994   $1,189,154  $1,308,585   $116,994   $189,154   $308,585     $113,395   $185,556   $304,986
   14     $308,678    $1,117,953   $1,200,603  $1,343,969   $117,953   $200,603   $343,969     $116,154   $198,804   $342,170
   15     $339,862    $1,116,440   $1,209,989  $1,380,322   $116,440   $209,989   $380,322     $116,440   $209,989   $380,322

   20     $520,789    $1,054,089   $1,201,794  $1,557,395   $54,089    $201,794   $557,395     $54,089    $201,794   $557,395
   25     $751,702    $0           $1,005,161  $1,630,980   $0         $5,161     $630,980     $0         $5,161     $630,980
   30     $1,046,412  $0           $0          $1,354,439   $0         $0         $354,439     $0         $0         $354,439
   35     $1,422,545  $0           $0          $0           $0         $0         $0           $0         $0         $0
   40     $1,902,596  $0           $0          $0           $0         $0         $0           $0         $0         $0
   45     $2,515,277  $0           $0          $0           $0         $0         $0           $0         $0         $0


(1)  Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $15,000 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and you should not consider them to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. We cannot represent that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type of each installment payment type of periodic payment plan certificate currently being issued by the trust.

    Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

    Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment type of periodic payment plan certificate outstanding as of the latest practicable date.

    Not applicable.

59. Financial Statements:

    Financial Statements of the Trusts

    Financial Statements of the Accounts

    to be filed by amendment.

    Financial Statements of the Depositor

    to be filed by amendment.

A.    (1) Resolution of Board of Directors of IDS Life authorizing the Trust.*
      (2) Not applicable.
      (3)(a) Not applicable.
         (b) Form of
      (1) Division Vice President's Employment Agreement**
      (2) District Sales Manager's Rider to IDS Life Insurance Company, Personal Financial Planner's Agreement**
      (3) Personal Financial Planner's Agreement**
      (c) Schedules of Sales Commissions as Exhibit 1.A.3(c) to
      Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-69777 and is herein incorporated by reference.
      (4) Not applicable.
      (5) (a) Single Premium Variable Life Insurance Policy*
      (b) Flexible Premium Variable Life Insurance Policy*
      (c) Flexible Premium Survivorship Variable Life Insurance Policy***
      (d) Flexible Premium Variable Life Insurance Policy (VUL-3) filed as
      Exhibit 1.A.5(b) to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-69777 and is herein incorporated by reference.
      (e) Flexible Premium Survivorship Variable Life Insurance Policy (SUCS) filed as an Exhibit 1.A.5(b) to Post-Effective Amendment No. 6 and is herein incorporated by reference.
      (6) (a) Certificate of Incorporation of IDS Life**
      (b) Amended Bylaws of IDS Life**
      (7) Not applicable.
      (8) (a) Form of Investment Management and Services Agreement between IDS Life and IDS Life Series Fund, Inc.**
      (b) Form of Investment Advisory Agreement between IDS Life and IDS Financial Services, Inc. relating to the Variable Account**
      (c) Addendum to Investment Management and Services Agreement*****
      (d) Addendum to Investment Advisory Agreement*****
      (9) None.
      (10)(a) Application form for the Single Premium VariableLife Insurance Policy.*
      (b) Application form for the Flexible Premium Variable Life Insurance Policy.*
      (c) Application form for the Flexible Premium Survivorship Variable Life Insurance Policy*****
      (d) Application form for the Flexible Premium Variable Life Insurance Policy (VUL-3) filed as Exhibit 1.A.10 to Pre-Effective
      Amendment No. 1 to the Registration Statement on Form S-6, File
       No. 333-69777 and is herein incorporated by reference.
      (11) IDS Life Description of Transfer and Redemption Procedures, and Method of Computing Adjustments on Conversions filed as Exhibit 1.A.11 to Post-Effective Amendment No. 6 to the Registration Statement on
      Form S-6, File No. 333-69777 and is herein incorporated by reference.
      (12)(a) Power of attorney dated August 19, 1997****
      (b) Power of Attorney dated April 9, 1998****
B.    (1) Not applicable.
      (2) Not applicable.
C.    Not applicable.

*Filed as an Exhibit to the original Registration Statement and/or Amendments
 No. 1 or 2 thereto (Form 811-4298)
**Filed as an Exhibit to Amendment No. 4 of the original Registration Statement to form N-8B-2 File No. 811-4298.
***Filed as an Exhibit to Amendment No. 5 of the original Registration to Form N-8B-2 File No. 811-4298
****Filed as an Exhibit to Post-Effective Amendment No. 3 to the Registration Statement on Form S-6 File No. 33-62457 and herein incorporated by reference. *****Filed as an Exhibit to Amendment No. 6 of the original Registration to Form N-8B-2 File No. 811-4298.

Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the Registrant has cause this Amendment No. 8 to the Registration Statement to be duly signed on behalf of the Registrant in Minneapolis, Minnesota on February 28, 2001.

IDS Life VARIABLE LIFE SEPARATE ACCOUNT

BY IDS Life INSURANCE COMPANY
(Depositor)


By  /s/    Richard W. Kling*
           Richard W. Kling


By /s/     Mary Ellyn Minenko
           Mary Ellyn Minenko
           Counsel


Attest:/s/ Teresa J. Rasmussen
           Teresa J. Rasmussen
           Vice President and General Counsel
           IDS Life Insurance Company

* Signed pursuant to Power of Attorney dated April 14, 1999 filed electronically as an exhibit to Pre Effective Amendment No. 1 of the original Registration Statement to Form S-6, File No. 333-69777 and is herein incorporated by reference.